Exhibit 99.2

Private & Confidential

Dated                           January 19, 2022

TERAGO NETWORKS INC.

and

TERAGO INC.

and

HUT 8 HIGH PERFORMANCE COMPUTING INC.

and

HUT 8 MINING CORP.

ASSET PURCHASE AGREEMENT

EXHIBITS

Exhibit 1.1	Index of Data Room
Exhibit 9.10	Form of R&W Insurance Policy
Exhibit 9.11	Form of Transition Services Agreement
Exhibit 10.4(i)(ix)	Form of Non-competition Agreement
Exhibit 10.4(i)(x)	Form of Escrow Agreement
Exhibit 10.4(i)(xi)	Form of Master Services Agreements

1

THIS ASSET PURCHASE AGREEMENT is dated January 19, 2022 and made between:

(1)	TERAGO NETWORKS INC., a corporation formed under the laws of Canada (the “Seller”);

(2)	TERAGO INC., a corporation formed under the laws of Canada (the “Seller Parent”);

(3)	HUT 8 HIGH PERFORMANCE COMPUTING INC., a corporation formed under the laws of British Columbia (the “Purchaser”); and

(4)	HUT 8 MINING CORP., a corporation formed under the laws of British Columbia (the “Purchaser Parent”).

RECITALS:

(A)	The Seller carries on the business of the Purchased Business (as hereinafter defined) amongst other businesses.

(B)	The Seller wishes to sell the Purchased Business and the Purchaser wishes to purchase the Purchased Business, on and subject to the terms and conditions set out in this Agreement.

(C)	The Seller Parent is the parent company of the Seller and will benefit from the transactions contemplated in this Agreement.

(D)	The Purchaser Parent is the parent company of the Purchaser and will benefit from the transactions contemplated in this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Article 1

Interpretation

1.1	Definitions

In this Agreement, the following words have the following meanings:

“Accounts Receivable” means all accounts receivable, trade accounts, notes receivable, book debts and other amounts due, owing or accruing due to the Seller in connection with the Purchased Business.

“Acquisition Agreements” means the Transition Services Agreement, the Master Services Agreements, the General Conveyance and Assumption of Liabilities Agreement, the Non-Competition Agreement and the Escrow Agreement.

“Adjustment Date” means the fifth (5th) Business Day following the final determination of the Final Working Capital Amount in accordance with Section 3.5(f);

“Adjustment Escrow Amount” means $250,000.

“Adjustment Escrow Period” means the period from the Closing Date through and including the Adjustment Date.

“Agreement” means this asset purchase agreement and the Seller Disclosure Letter and exhibits attached to it, as the same may be amended, restated, replaced or supplemented from time to time.

“Anti-Corruption Laws” has the meaning specified in Section 4.32(b).

“Anti-Spam Laws” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-Television and Telecommunications Commission Act (Canada).

“Assumed Contracts” has the meaning specified in Section 2.1(e). “Assumed Liabilities” has the meaning specified in Section 2.4.

“Authorization” means, with respect to any Person, any permit, approval, consent, licence, privilege, concession, exemption, waiver, registration or other authorization issued or granted by any Governmental Authority having jurisdiction over the Person.

“Base Purchase Price” has the meaning specified in Section 3.1(a).

“Books and Records” means books of account, financial records and statements, historic documents primarily relating to the Purchased Assets or the Assumed Liabilities, sales and purchase records, cost and pricing information, customer and supplier files, research and development records, production records, equipment logs and all other documents, files, correspondence and other information of the Seller in each case primarily relating to the Purchased Business, the Purchased Assets or the Assumed Liabilities or, if not primarily relating to the Purchased Business, the portion thereof relating to the Business to the extent it is separable and not confidential or proprietary, which are under the control of the Seller, including all data and information stored electronically or on computer related media.

“Buildings” means all plants, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment), including those under construction, situate on or forming part of the Leased Properties.

“Business Day” means a day on which commercial banks are open for business in Toronto, Ontario but excludes a Saturday, Sunday or any other statutory or civic holiday in Toronto.

“Carve-Out Financial Information” means the financial information for the Purchased Business as at and for the years ended December 31, 2019, December 31, 2020 and the nine months ended September 30, 2021 attached as Section 4.22(b) of the Seller Disclosure Letter Schedule consisting of a balance sheet and a statement of profit and loss as at and for the periods then ended.

“Cap” has the meaning specified in Section 12.4(a).

“Claim Negotiation Period” has the meaning specified in Section 12.9(b).

“Claim Notice” has the meaning specified in Section 12.9(a).

“Closing” means the completion of the transaction of purchase and sale contemplated in this Agreement.

“Closing Date” means the date that is 3 Business Days after the date on which each of the conditions set out in Article 10 are satisfied or waived by the applicable Party (other than conditions that, by their nature, cannot be satisfied or waived until the Closing Date, but subject to satisfaction or waiver of those conditions on the Closing Date), or such earlier or later date as the Parties may agree.

“Closing Date Payment Amount” has the meaning specified in Section 3.2(b).

“Closing Period” means the period between the close of business on the date of this Agreement and the Closing.

“Confidentiality Agreement” means the confidentiality agreement dated October 5, 2021 entered into by the Purchaser Parent and the Seller.

“Consent” means any consent or other approval required under a Contract.

“Consent and No Interest Letters” means the consent and no interest letters from the Royal Bank of Canada, as agent to the Seller’s lenders under the amended and restated credit agreement dated June 30, 2020, as amended, confirming the release and discharge of the security held by Royal Bank of Canada over the Purchased Assets which will be in form and substance acceptable to the Purchaser acting reasonably.

“Contract” means any agreement, lease (but for certainty excluding the Leases), license (but for certainty excluding Authorizations), commitment or undertaking (whether written or oral and whether express or implied), to which a Person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected including leases of personal property, contracts for the provision of goods and services and licences under which the right to use or market any product, service, technology or computer software has been licensed or otherwise provided to or by such Person, or under which such Person has been appointed by any other Person as an agent, distributor, licensee or franchisee.

“Data Breach” has the meaning specific in Section 4.31(e).

“Data Room” means the electronic data room known as “Project Polar” and made available online as of 12:01 a.m. on January 18, 2022. An index of the content of the data room (drawn up as at such time and date) is set out in Exhibit 1.1.

“Draft Working Capital Statement” has the meaning specified in Section 3.5(a).

“Effective Time” means 12:01 AM (Toronto time) on the Closing Date.

“Employees” means any full-time or part-time employee of the Seller employed primarily in connection with the Purchased Business as identified in Part I of Section 4.29 of the Seller Disclosure Letter.

“Employee Contracts” has the meaning specified in Section 4.29(a).

“Environmental Laws” mean all Laws relating to environmental matters including any Laws having as a purpose or effect the protection of the environment, the regulation or management of the environment or environmental matters or the prevention, or reduction to acceptable levels, of pollution.

“Environmental Release” means any emission, discharge, release, deposit, injection, escape, spill, leak or disposal of an Environmentally Hazardous Substance.

“Environmentally Hazardous Substance” means any material or substance that is regulated or governed by Environmental Law, or that could reasonably be expected to cause an adverse effect on the environment, and includes without limitation any material or substance that is deemed to be “hazardous”, “toxic”, “deleterious”, “caustic”, “dangerous”, a “contaminant”, a “hazardous waste”, a “contaminant” or a “pollutant”.

“Escrow Agent” means The Laurel Hill Advisory Group Company.

“Escrow Agreement” means the escrow agreement to be entered into on the Closing Date between the Purchaser, the Seller and the Escrow Agent, substantially in the form attached hereto as Exhibit 10.4(i)(x).

“Escrow Period” means the Adjustment Escrow Period and the Indemnity Escrow Period.

“Estimated Working Capital” has the meaning given to in Section 3.2(a).

“ETA” means Part IX of the Excise Tax Act (Canada), as amended.

“Excluded Assets” has the meaning specified in Section 2.2.

“Final Working Capital Statement” has the meaning specified in Section 3.5(f).

“Financial Statements” means collectively (i) the audited financial statements of the Seller Parent as at and for the years ending December 31, 2018, December 31, 2019 and December 31, 2020; and (ii) the unaudited financial statements of the Seller Parent for the three and nine-month period ended September 30, 2021.

“Fraud” means that all of the following elements have been satisfied: (1) a representation or warranty made herein or in any certificate delivered pursuant hereto contains a false statement of fact; and (2) the Party making such false statement of fact (i) has actual knowledge that the statement was false and (ii) makes such false statement with the intent to deceive the Party to whom the false statement is made.

“Fundamental Representations” means the representations and warranties of the Seller contained in Section 4.1 (Incorporation and Corporate Power), 4.2 (Corporate Authorizations), 4.3 (No Conflict with Authorizations. Laws etc.), 4.6 (Execution and Binding Obligation), 4.12 (Title to Purchased Assets), 4.13 (No Options, etc), 4.19(b) (Intellectual Property) and 4.39 (No Brokers) and the representations and warranties of the Seller Parent contained in Section 6.1 (Incorporation and Corporate Power), Section 6.2 (Corporation Authorization), Section 6.3 (No Conflict with Authorizations, Laws, etc.) and Section 6.6 (Execution and Binding Obligation).

“General Conveyance and Assumption of Liabilities Agreement” has the meaning specified in Section 3.4(c).

“Governmental Authority” means the government of Canada or of any other nation, or of any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local, and any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing (including any applicable stock exchange).

“GST/HST” means the tax imposed by the ETA.

“IFRS” means International Financial Reporting Standards defined in the CPA Canadian Handbook – Accounting Part I, as applicable from time to time.

“Indemnified Party” has the meaning specified in Section 12.6.

“Indemnifying Party” has the meaning specified in Section 12.6.

“Indemnity Escrow Amount” means $500,000.

“Indemnity Escrow Period” means the period from the Closing Date to the date that is eighteen (18) months after the Closing Date.

“Independent Accountant” has the meaning set forth in Section 3.5(c).

“Information Technology” means computer systems, communication systems, software (other than off-the-shelf software) and hardware.

“IP Rights” means (a) patents and inventions, (b) trade-marks, service marks and trade names, (c) copyrights and industrial designs, (d) registrations, applications and renewals for the foregoing, (e) trade secrets, formulae, compositions, know-how, discoveries, designs and manufacturing and production processes, and (f) other intellectual property rights owned, licensed, controlled or used by a Person, but does not include Information Technology other than copyrights in software.

“Key Employees” means those persons listed in Section 1.1 of the Seller Disclosure Letter.

“Laws” means any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings, instruments or awards of any Governmental Authority, and (c) policies, practices, standards, guidelines and protocols to the extent they have force of law.

“Leased Properties” means the lands and premises described in Section 4.15 of the Seller Disclosure Letter.

“Leases” means the leases or agreements in the nature of a lease or right of occupancy in respect of the Leased Properties described in Section 4.15 of the Seller Disclosure Letter.

“Lien” means (a) any mortgage, charge, pledge, encumbrance, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, right of way, pre-emptive right or right of first refusal, adverse claim, ownership or title retention agreement, restrictive covenant or conditional sale agreement, imperfections of title or encroachments relating to real property, and (b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation or any rights or privileges capable of becoming any of the foregoing.

“Loss” means a loss, liability, claim, damage, penalty, cost or expense (whether or not involving a Third Party Claim), including Taxes, reasonable professional fees and all costs incurred investigating or pursuant any of the foregoing, but excluding any punitive, exemplary, incidental, consequential, special or indirect damages (including loss of revenue, loss of profits and diminution in value); provided that “Loss” will include (i) any punitive, exemplary, incidental, consequential, special or indirect damages (including loss of revenue, loss of profits and diminution in value) that are actually awarded by an arbitrator or a court of competent jurisdiction and paid by an Indemnified Party to a third party in connection with a Third Party Claim and (ii) any loss of revenue, loss of profits or diminution in value, in each case, that was reasonably foreseeable as a result of the breach of the applicable representation, warranty or covenant, or the failure to discharge another applicable obligation hereunder, or the occurrence of such other event or circumstance giving rise to a right of indemnification hereunder, as determined by a court of competent jurisdiction.

“Malicious Code” has the meaning specified in Section 4.34(e).

“Master Services Agreements” means the master services agreements to be entered into by the Purchaser and the Seller on the Closing Date substantially in the forms attached hereto as Exhibit 10.4(i)(xi).

“Material Adverse Effect” means any result, occurrence, fact, change or event that, individually or in the aggregate, has or would reasonably be expected to have a materially adverse effect on the business, assets, liabilities, capitalization, condition (financial or otherwise) or results of operations of the Purchased Business; except, in each case, to the extent such material adverse effect results from (i) the announcement of the transactions contemplated by this Agreement, the execution of this Agreement or the performance of obligations hereunder, including the impact of any of the foregoing on relationships with customers, suppliers or employees, (ii) conditions affecting the global economy or the financial, credit, commodities or capital markets as a whole, (iii) changes generally affecting the industries in which the Purchased Business operates, (iv) any change in, adoption of, or change in the interpretation of, any applicable Law or IFRS, (v) any national or international political or social conditions, (vi) pandemics or epidemics, (vii) earthquakes, hurricanes, floods or other natural disasters, (viii) the failure by the Seller to meet any revenue or earnings projections, forecasts or predictions in respect of the Purchased Business (provided that any underlying result, occurrence, fact, change or event that resulted in such projections, forecasts or projections not being met can be considered in determining whether a Material Adverse Effect has occurred), (ix) any action taken by, or with the consent of, the Purchaser, or (x) any action by the Seller or its affiliates required to be taken, or permitted to be taken, by this Agreement; provided, in the case of any of the foregoing clauses (ii), (iii), (iv), (v), (vi) and (vii) such event, charge or action does not have a materially disproportionate effect on the Purchased Business relative to other Persons operating in the same industry as the Purchased Business.

“Material Authorizations” has the meaning specified in Section 4.10.

“Material Contracts” has the meaning specified in Section 4.16.

“Non-Competition Agreement” has the meaning specified in Section 10.4.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person or its business, as the case may be, and is taken in the ordinary course of the normal day-to-day operations of the Person or its business, including any commercially reasonable deviations therefrom taken in good faith by a Person as a result of any COVID-19 Measures.

“Outside Date” means January 31, 2022.

“Parties” means the Seller, the Purchaser, the Seller Parent, the Purchaser Parent and any other Person who may become a party to this Agreement.

“Payout Letters” means those payout letters set out in Section 10.4(d) of the Seller Disclosure Letter.

“Permitted Encumbrances” means (a) Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (b) easements, servitudes, encroachments and other minor imperfections of title which do not, individually or in the aggregate, detract from the value of, or impair the use or marketability of, any real property, (c) undetermined or inchoate Liens arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been given in accordance with applicable Laws, (d) restrictions and rules set out by the landlord at each of the respective Leased Properties described in Section 4.12 of the Seller Disclosure Letter and (e) Liens described in Section 4.12 of the Seller Disclosure Letter.

“Person” means a natural person, partnership, limited partnership, sole proprietorship, corporation or company, limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

“Personal Information” means information about an identifiable individual other than such individual’s business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose.

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws governing the collection, use, disclosure, or protection of Personal Information.

“Privacy Requirements” means (i) any Privacy Laws applicable to the Purchased Business and includes all applicable guidance, decisions and interpretation of such Privacy Laws by any Governmental Authority; and (ii) to the extent not inconsistent with the foregoing, all of the obligations, restrictions and prohibitions related to Personal Information imposed by the policies and Contracts of the Seller.

“Purchase Price” has the meaning specified in Section 3.1.

“Purchased Assets” has the meaning specified in Section 2.1.

“Purchased Business” means the business carried on by the Seller consisting of the provision of cloud services and colocation services, and the directly related connectivity services that are provided to customers of the aforementioned cloud services and colocation services. For greater certainty, the Purchased Business specifically excludes such other connectivity and other network business of the Seller which is unrelated to the provision of cloud services or colocation services.

“Purchased Business IP” has the meaning specified in Section 4.19(a).

“Purchased Business IT” has the meaning specified in Section 4.34.

“Purchaser Benefit Plans” has the meaning specified in Section 8.4(a).

“Purchaser Guaranteed Obligations” has the meaning specified in Section 13.2.

“Purchaser Indemnified Parties” has the meaning specified in Section 12.2.

“Quality of Earnings Report” means the quality of earnings report dated December 31, 2021 prepared by KPMG LLP for the Seller Parent with respect to the Purchased Business, a copy of which is included in the Data Room.

“Reference Date” means September 30, 2021.

“Required Consents and Authorizations” means those Consents and Authorizations set out in Section 10.4(c) of the Seller Disclosure Letter.

“Retained Liabilities” has the meaning specified in Section 2.5.

“R&W Insurance Policy” means the representation and warranty insurance policy providing for coverage of $[amount of coverage redacted] obtained by the Purchaser in the form of Exhibit 9.10, bound by the insurers named therein as of the date hereof, Policy # [policy number redacted], naming the Purchaser as the insured.

“Sales Tax” has the meaning specified in Section 3.6.

“Seller Benefit Plans” has the meaning specified in Section 4.30(a).

“Seller Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Seller to the Purchaser.

“Seller Guaranteed Obligations” has the meaning specified in Section 13.1.

“Seller Indemnified Parties” has the meaning specified in Section 12.3.

“Target Working Capital Amount” means the Target Working Capital Amount set out in Section 3.4(a) of the Seller Disclosure Letter calculated in accordance with the Working Capital Principles.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Authority” means the Canada Revenue Agency and any other Governmental Authority having taxing authority and their respective successors, if any.

“Tax Returns” means all returns, reports, declarations, elections, notices, statements, claims for refunds and other documents (whether in tangible, electronic or other form) and any amendments, schedules, attachments, appendices and exhibits thereto (whether in tangible, electronic or other form), which have been prepared or filed or are required to be prepared or filed in respect of Taxes.

“Taxes” means any taxes, duties, assessments, fees, withholdings, levies, interest, penalties and other charges imposed by any Tax Authority including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, property, occupancy, payroll, employment or health, together with all interest and penalties thereon and any additions thereto.

“Third Party Action” has the meaning specified in Section 12.7(c).

“Third Party Claim” has the meaning specified in Section 12.6.

“Third Party Claim Notice” has the meaning specified in Section 12.6.

“Transaction Personal Information” means Personal Information in the possession, custody or control of the Seller, including Personal Information about the Transferred Employees, contractors, suppliers, customers, directors, officers or shareholders that is or will be (a) disclosed to the Purchaser prior to the Closing Date by the Seller, or (b) collected by the Purchaser prior to the Closing Date from the Seller or the Seller Parent or otherwise transferred to the Purchaser in connection with the Closing from the Seller or Seller Parent, in either case in connection with the transactions contemplated by this Agreement.

“Transferred Employees” means the Employees who have accepted the Purchaser’s offer of employment made pursuant to Section 8.2.

“Transition Services Agreement” means the transition services agreement substantially in the form set out in Exhibit 9.11 (absent its schedules which are to be negotiated and completed prior to Closing) between the Purchaser and the Seller pursuant to which the Seller shall, or shall cause one or more of its affiliates to, provide to the Purchased Business certain services for the purposes of transitioning the Purchased Business to the Purchaser, including facilitating business continuity.

“Working Capital” means, at any time, the positive or negative amount obtained by subtracting the current liabilities of the Purchased Business (which are comprised of accounts payable and accrued liabilities and contract liabilities excluding current liabilities which are Retained Liabilities) from the current assets of the Purchased Business (which are comprised of accounts receivables, prepared expenses and other assets, contract costs and contract assets but excluding current assets which are Excluded Assets) in the manner as set forth in Section 3.4(a) of the Seller Disclosure Letter.

“Working Capital Principles” means the policies and principles to be used in the calculation of the Estimated Working Capital and the Final Working Capital set forth on Section 1.1 of the Seller Disclosure Letter which are consistent with the methodology used in the Quality of Earnings Report.

“Wrong Pocket Asset” has the meaning specified in Section 9.12(b)(i).

“Wrong Pocket Assumed Liability” has the meaning specified in Section 9.12(b)(ii).

“Wrong Pocket Excluded Asset” has the meaning specified in Section 9.12(a)(i).

“Wrong Pocket Retained Liability” has the meaning specified in Section 9.12(a)(ii).

1.2	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, (a) words in the singular number include the plural and vice versa, and (b) words importing the use of any gender include all genders where the context or party referred to so requires, and the rest of the sentence is to be construed as if the necessary grammatical changes had been made.

1.3	Certain Phrases and Calculation of Time

(a)	In this Agreement (i) the words “including” and “includes” mean “including (or includes) without limitation”, and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(b)	When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done or notice given, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

1.4	Headings, etc.

The inclusion of a table of contents, the division of this Agreement into articles and sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

1.5	References to the Seller Disclosure Letter

If a matter is said to be set out, disclosed, listed or described in a particular section of the Seller Disclosure Letter, it is deemed to have been sufficiently disclosed only if such matter is fully and plainly described in that particular section or if there is, in that particular section, a specific cross reference to another section of the Seller Disclosure Letter. Nothing in the Seller Disclosure Letter establishes a standard of materiality.

1.6	Currency

All monetary amounts in this Agreement, unless otherwise specified, are stated in Canadian currency.

1.7	Knowledge

Where any representation or warranty is qualified by reference to the knowledge of the Seller, it is deemed to refer to the actual knowledge of those Persons listed in Section 1.7 of the Seller Disclosure Letter, after reasonable inquiry.

1.8	Statutory References

Unless otherwise specifically indicated, any reference to a statute in this Agreement refers to that statute and the regulations and ministerial orders made under it as at the date of this Agreement and the Closing Date.

1.9	No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Agreement and each of the other Acquisition Agreements. If an ambiguity or a question of intent or interpretation arises, this Agreement and each of the other Acquisition Agreements are to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement or any of the other Acquisition Agreements.

1.10	Governing Law

This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario in any action or proceeding arising out of or relating to this Agreement.

Article 2

Purchased Assets and Assumed Liabilities

2.1	Purchased Assets

Subject to the terms and conditions of this Agreement, the Seller agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Seller on the Closing Date, effective as of the Effective Time, all of the Seller’s right, title and interest in and to the property and assets primarily used or held for use in connection with the Purchased Business, whether real or personal, tangible or intangible, of every kind and description and wheresoever situate other than the Excluded Assets (collectively, the “Purchased Assets”), including the following:

(a)	all machinery, equipment, furniture, computer hardware, software and network devices, furnishings, accessories and spare parts primarily used in connection with the Purchased Business, including the property listed in Section 2.1(a) of the Seller Disclosure Letter;

(b)	the Accounts Receivable other than the Accounts Receivable listed in Section 2.2(b) of the Seller Disclosure Letter which do not relate to the Purchased Business;

(c)	the leasehold interest of the Seller in and to the Leased Properties together with the Seller’s interest in all fixtures and leasehold improvements located on the Leased Properties;

(d)	the Leases;

(e)	Contracts (other than the Contracts listed in Section 2.2(c) of the Seller Disclosure Letter) entered into by the Seller primarily in connection with the Purchased Business including those Contracts listed in Section 2.1(e) of the Seller Disclosure Letter (collectively, the “Assumed Contracts”);

(f)	the Books and Records;

(g)	all claims of the Seller relating to the Purchased Business or the Purchased Assets, whether choate or inchoate, known or unknown, contingent or otherwise;

(h)	to the extent transferable, all Authorizations issued to the Seller in connection with the Purchased Business or the use and ownership of the Purchased Assets;

(i)	the Purchased Business IP;

(j)	the Purchased Business IT;

(k)	all prepaid expenses and deposits relating to the Purchased Business;

(l)	the benefit of all third party warranties and guarantees made by suppliers or others relating to the Purchased Assets; and

(m)	the goodwill of the Purchased Business, including the right of the Purchaser to (i) represent itself as carrying on the Purchased Business in continuation of the Seller, and (ii) use any words indicating that the Purchased Business is so carried on, all in accordance with the terms of this Agreement.

2.2	Excluded Assets

For greater certainty, the Purchased Assets do not include any of the following property or assets of the Seller (collectively, the “Excluded Assets”):

(a)	cash on hand or on deposit with banks or other depositories, undeposited cheques, other cash equivalents, certificates of deposit, money market instruments and rights in and to bank accounts of the Seller;

(b)	the Accounts Receivable listed in Section 2.2(b) of the Seller Disclosure Letter;

(c)	the Contracts listed in Section 2.2(c) of the Seller Disclosure Letter;

(d)	the minute books and any other Books and Records (including Tax Returns) not relating primarily to the Purchased Assets or the Purchased Business;

(e)	all income tax instalments paid by the Seller and the right to receive any refund, credit or deemed overpayment of income taxes paid by the Seller and all other governmental refunds or credits attributable or relating to periods or portions of periods ending prior to the Closing Date;

(f)	any property and assets of the Seller that are not Purchased Assets;

(g)	any assets of the Seller Benefit Plans; and

(h)	the property, rights and assets of the Seller for the Purchased Business that are not primarily related to the Purchased Business, including all of the Seller or Seller Parent’s rights in the name of “TeraGo” or any variation of it, together with rights, if any, in telephone and facsimile numbers, e-mail addresses and internet domain names that are not primarily used in connection with the Purchased Business.

2.3	Assignment of Assumed Contracts

(a)	Nothing in this Agreement is to be construed as an attempt to assign any Assumed Contract or Lease (or any benefits or obligations thereunder) which is not assignable in whole or in part without all necessary Consents, unless such Consents have been obtained. In accordance with the provisions of Section 9.7, the Seller shall use its commercially reasonable efforts to obtain such Consents and the Purchaser shall cooperate with the Seller in obtaining such Consents. Whether or not the Consents are obtained, the Seller shall take all actions described in Section 2.3(b) to preserve the full benefit of the Assumed Contracts and Leases for the Purchaser.

(b)	So that the Purchaser may realize the full benefit of the Assumed Contracts and Leases which are not assigned at Closing, the Seller shall, from and after the Closing Date, at the request and expense and under the direction of the Purchaser, in the name of the Seller or otherwise as the Purchaser specifies:

(i)	hold such Assumed Contracts and Leases (and all rights and benefits thereunder) for the benefit of the Purchaser;

(ii)	take all such action and do or cause to be done all such things as are, in the opinion of the Purchaser, necessary or proper in order that the obligations of the Seller may be performed in such manner that the value of such Assumed Contracts and Leases are preserved and enure to the benefit of the Purchaser, and that the collection of moneys due and payable under the Assumed Contracts and Leases are received by the Purchaser; and

(iii)	promptly pay over to the Purchaser all moneys collected by or paid to the Seller in respect of every such Assumed Contract and Lease.

2.4	Assumed Liabilities

Subject to Closing, the Purchaser agrees to discharge, perform and fulfil the following obligations and liabilities of the Seller relating to the Purchased Business and the Purchased Assets (other than the Retained Liabilities) (collectively, the “Assumed Liabilities”):

(a)	current liabilities accrued or recorded as current liabilities on the Final Working Capital Statement;

(b)	obligations or liabilities of the Seller under the Assumed Contracts and the Leases arising in respect of the period from and after the Effective Time and not relating to any default existing prior to, or as a consequence of, Closing;

(c)	obligations and liabilities arising with respect to Authorizations acquired by the Purchaser but only to the extent that such obligations and liabilities arise and relate to the period from and after the Effective Time; and

(d)	any other obligations expressly assumed under this Agreement including those relating to Transferred Employees as set out in Section 8.4.

2.5	Retained Liabilities

Except for the Assumed Liabilities, the Purchaser shall not assume and shall have no obligation to discharge, perform or fulfil any liabilities or obligations, contingent or otherwise, of the Seller or related to the Purchased Business or the Purchased Assets (collectively, the “Retained Liabilities”), including:

(a)	liabilities incurred or accruing due prior to the Effective Time under the Assumed Contracts and the Leases, except and only to the extent reflected in the Final Working Capital Statement;

(b)	liabilities under Contracts that are not Assumed Contracts or which otherwise relate to Excluded Assets;

(c)	any liabilities of the Seller for or relating to any Taxes in respect of the Purchased Business or the Purchased Assets arising prior to the Closing Date, whether or not payable prior to the Closing Date, or any other Taxes whatsoever that may be or become payable by the Seller including any income or corporation taxes resulting from or arising as a consequence of the sale by the Seller to the Purchaser of the Purchased Assets;

(d)	any liability in respect of, or in connection with, Employees retained by the Seller or who do not accept the Purchaser’s offer of employment;

(e)	subject to Sections 2.4(b) and 2.4(c), liabilities arising out of a breach by the Seller of an Assumed Contract or Authorization;

(f)	liabilities relating to Employees for periods prior to the Effective Time except to the extent such liabilities are included as current liabilities on the Final Working Capital Statement;

(g)	all liabilities for Taxes relating to the Purchased Business for periods prior to the Effective Time;

(h)	any liability of or in respect of the Seller Benefit Plans;

(i)	all litigation or other proceedings relating to the Purchased Assets or the conduct of the Purchased Business prior to the Effective Time, whether commenced before or after the Closing Date and whether or not disclosed in the Seller Disclosure Letter or otherwise; and

(j)	all indebtedness except to the extent included as current liabilities in the Final Working Capital Statement.

Article 3

Purchase Price

3.1	Purchase Price

The purchase price payable by the Purchaser to the Seller for the Purchased Assets (the “Purchase Price”) shall, subject to adjustment in accordance with the terms of this Agreement, be the sum of:

(a)	an amount equal to $30,000,000 (the “Base Purchase Price”); plus

(b)	the value of the Assumed Liabilities; plus

(c)	the amount by which the Final Working Capital is greater than the Target Working Capital, if any; less

(d)	the amount by which the Target Working Capital is greater than the Final Working Capital, if any.

3.2	Calculation of Estimated Purchase Price

(a)	As soon as practicable prior to the Closing Date but in no event later than five (5) Business Days prior thereto, the Seller shall provide to the Purchaser a written statement containing a good faith estimate of the Final Working Capital (the “Estimated Working Capital”) as at the Effective Time and calculated in accordance with the Working Capital Principles.

(b)	The Base Purchase Price plus the amount by which the Estimated Working Capital exceeds the Target Working Capital or less the amount by which the Target Working Capital exceeds the Estimated Working Capital less the Escrow Amount shall be the “Closing Date Payment Amount”.

3.3	Allocation

The Seller and the Purchaser will agree in writing to the allocation of the Purchase Price among the Purchased Assets prior to Closing and such allocation will be attached as Section 3.3 of the Seller Disclosure Letter. The Parties agree to execute and file all Tax Returns and prepare all financial statements and other documents on the basis of such allocations as finalized except as required by applicable Law. Each of the Seller and the Purchaser shall be bound by such allocation for the purposes of determining any Taxes and neither the Purchaser nor the Seller shall take any position inconsistent with such allocation in any Tax Return, any Tax refund claim, any Tax litigation or administrative proceeding or otherwise unless required by applicable Law or a final determination of a Governmental Authority.

3.4	Satisfaction of Purchase Price

At Closing, the Purchase Price will be paid and satisfied as follows:

(a)	by the delivery of an amount equal to the Closing Date Payment Amount by the Purchaser to, or to the order of, the Seller by wire transfer;

(b)	by the delivery of the Escrow Amount to the Escrow Agent in accordance with the Escrow Agreement; and

(c)	by the assumption by the Purchaser of the Assumed Liabilities at Closing by the execution and delivery of a general conveyance and assumption of liabilities agreement (the “General Conveyance and Assumption of Liabilities Agreement”).

3.5	Working Capital Adjustment

(a)	Within 60 days following the Closing Date, the Purchaser shall prepare and deliver to the Seller a draft statement of Working Capital (the “Draft Working Capital Statement”) of the Purchased Business prepared as of the Effective Time. The Draft Working Capital Statement is to be prepared on a basis consistent with the Working Capital Principles.

(b)	The Purchaser shall provide the Seller access, upon every reasonable request, to its work papers, the relevant accounting books and records and the appropriate personnel to verify matters relating to the Draft Working Capital Statement. Within 30 days following receipt of the Draft Working Capital Statement, the Seller shall notify the Purchaser in writing if it has any objections or if it has accepted the Draft Working Capital Statement as the final working capital statement. The notice of objection must contain a description the basis of each objection and each amount in dispute. The Seller is deemed to have accepted the Draft Working Capital Statement as the Final Working Capital Statement if it does not deliver a notice of objection containing the required information to the Purchaser within the specified period of 30 days.

(c)	If the Seller delivers a notice of objection, the Parties shall work expeditiously and in good faith in an attempt to resolve matters within a further period of 20 days after delivery of the notice of objection. If the Parties fail to reach agreement as to the amount of Working Capital, the dispute will be submitted to an independent accounting firm of recognized national standing in Canada, which is agreed upon by the Parties (the “Independent Accountant”). The Parties shall use best efforts to cause the Independent Accountant to deliver a decision within 30 days after the dispute is submitted to the Independent Accountant, based solely on the written submissions and information submitted by the Purchaser and the Seller. The Independent Accountant will only consider the matters included in the notice of objection and, with respect to a disputed item on the calculation of Final Working Capital, its determination of amount, if not in accordance with the position of either the Purchaser or the Seller, shall be within the range of the amounts set out in the notice of objection and the Draft Working Capital Statement.

(d)	The decision of the Independent Accountant will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. The Independent Accountant is deemed to be acting as expert and not as arbitrator.

(e)	If an Independent Accountant is retained to resolve a dispute, the Independent Accountant shall determine the proportion of its costs and expenses to be paid by the Seller and the Purchaser respectively, based primarily on the degree to which the Independent Accountant has accepted the positions of the respective parties in relation to the dispute. The Parties will each bear their own costs in presenting their respective cases to the Independent Accountant.

(f)	Immediately following the written acceptance by the Seller of the Draft Working Capital Statement as referred to in Section 3.5(b), the end of 30 day period referred to in Section 3.5(b) or the resolution of any dispute in accordance with Section 3.5(c), as applicable, the Purchaser shall deliver to the Seller the final working capital statement (the “Final Working Capital Statement”) which will be final and binding upon the Parties and will not be subject to appeal. For greater certainty, (i) if the Seller has accepted or is deemed to have accepted the Draft Working Capital Statement as the final working capital statement in accordance with Section 3.5(b), the Draft Working Capital Statement shall be deemed to be the Final Working Capital Statement and (ii) if the Seller delivers a notice of objection in accordance with Section 3.5(b), the Draft Working Capital Statement, as amended to reflect the terms of any resolution or decision referred to in Sections 3.5(b) or 3.5(c), shall be deemed to be the Final Working Capital Statement.

(g)	The Purchase Price will be increased or decreased, as the case may be, dollar- for-dollar, to the extent that the Working Capital set out in the Final Working Capital Statement (the “Final Working Capital Amount”) (and, for greater certainty, as calculated in accordance with the Working Capital Principles) is more or less than the Target Working Capital Amount.

(h)	If:

(i)	the Final Working Capital Amount is greater than the Estimated Working Capital, the Purchaser shall pay to the Seller the difference between the two amounts and the Purchaser and the Seller shall deliver a joint direction to the Escrow Agent to release the Adjustment Escrow Amount to the Seller on the Adjustment Date; and

(ii)	the Final Working Capital Amount is less than the Estimated Working Capital, the Purchaser and the Seller shall deliver a joint direction to the Escrow Agent to release from the Adjustment Escrow Amount an amount equal to such difference to the Purchaser and the balance to the Seller or, if the difference is greater than the Adjustment Escrow Amount, the Purchaser and the Seller shall deliver a joint direction to the Escrow Agent to release the entire Adjustment Escrow Amount to the Purchaser and the Seller shall pay the remaining amount of such difference owing to the Purchaser.

Any such payment will be made by wire transfer to the appropriate Party on or before the Adjustment Date.

(i)	The determination and adjustments to Working Capital and the Purchase Price in accordance with the provisions of this Section 3.5 do not limit or affect any other rights or causes of action which the Parties may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

3.6	Tax Matters

(a)	The amounts payable by the Purchaser to the Seller pursuant to this Agreement do not include any goods and services, harmonized sales, sales, retail sales, use, consumption, personal property, customs, excise, stamp, transfer, land transfer or similar taxes, duties or charges (collectively “Sales Taxes”) and all Sales Taxes are the responsibility and for the account of the Purchaser. If the Seller is required by applicable Law to collect any Sales Taxes from the Purchaser, the Purchaser shall pay such Sales Taxes to the Seller concurrent with the payment of any amount payable pursuant to this Agreement, unless the Purchaser qualifies for an exemption. If the Purchaser qualifies for an exemption, it shall, in lieu of payment of applicable Sales Taxes to the Seller, deliver to the Seller such certificates, elections, or other documentation required by applicable Law and prepared to the satisfaction of the Seller, acting reasonably, to substantiate and effect the exemption claimed by the Purchaser. The Seller shall remit all Sales Taxes to the relevant Governmental Authority in accordance with applicable Law.

(b)	The Seller and the Purchaser shall elect jointly under subsection 167(1) of the ETA in the prescribed form and containing the prescribed information, to cause the purchase of the Purchased Assets to be effected without the imposition of GST/HST. The election shall be filed by the Purchaser with the period prescribed by the ETA. Notwithstanding the foregoing, and without limiting any other remedies of the Seller hereunder, in the event that it is determined for any reason whatsoever by a Tax Authority that any such election is not applicable to the sale of the Purchased Assets, or is invalidly made, the Purchaser shall indemnify, hold harmless, and pay to the Seller, immediately upon demand, the applicable taxes (together with any interest and penalties assessed except where the election is not applicable as a result of a breach by the Seller of a representation, warranty or covenant hereunder) which taxes shall then be timely remitted by the Seller.

(c)	If applicable, the Seller and the Purchaser will jointly elect under section 22 of the Tax Act and any corresponding provisions of any other applicable provincial taxing statute with respect to the sale of the Accounts Receivable, and will designate and allocate therein that portion of the applicable portion of the Purchase Price referred to in Section 3.2 as the value of the consideration paid by the Purchaser for the Accounts Receivable. The Parties will execute and file, within the prescribed periods, the prescribed election forms and any other documents required to give effect to the foregoing and will also prepare and file their respective Tax Returns in a manner consistent with such allocation.

(d)	If applicable, the Seller and the Purchaser will execute and file a joint election under subsection 20(24) of the Tax Act, in the manner required by subsection 20(25) of the Tax Act, and the corresponding provisions of any applicable provincial taxing statute, within the prescribed time periods, to have the provisions of such subsection apply to payments made by the Seller to the Purchaser for the assumption of obligations in respect of undertakings to which paragraph 12(1)(a) of the Tax Act applies.

(e)	The Parties acknowledge and agree that the Non-Competition Agreement is integral to this Agreement and is being granted, executed and delivered to maintain or preserve the fair market value of the Purchased Assets, and that no proceeds or other amount received or receivable under this Agreement by the Seller shall be for granting any restrictive covenant under such Non-Competition Agreement or otherwise under this Agreement. At the reasonable request of the Seller, the Parties shall make, and the Seller shall file, an election or amended election under section 56.4 of the Tax Act (and any analogous provision of provincial or Tax legislation) in respect of the Non-Competition Agreement, in prescribed form (or such other form as the Seller may reasonably request) and within the prescribed time.

Article 4

Representations and Warranties of the Seller

The Seller represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the representations and warranties in entering into this Agreement and purchasing the Purchased Assets.

4.1	Incorporation and Corporate Power

The Seller is a corporation incorporated, organized and existing under the laws of Canada and has the corporate power and authority to own and operate its property and assets, carry on its business and enter into and perform its obligations under this Agreement and each of the Acquisition Agreements to which it is a party.

4.2	Corporate Authorizations

The execution, delivery and performance by the Seller of this Agreement and each of the Acquisition Agreements to which it is a party (a) have been authorized by all necessary corporate action on the part of the Seller, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, shareholders agreements, by-laws or resolutions of its directors or shareholders. No vote or approval of the shareholders of the Seller Parent is required in order for the Seller to consummate the transactions contemplated by this Agreement and all other agreements and instruments contemplated herein.

4.3	No Conflict with Authorizations, Laws, etc.

The execution, delivery and performance by the Seller of this Agreement and each of the Acquisition Agreements to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event) (a) result in a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Seller and necessary to the ownership and use of the Purchased Assets or the operation of the Purchased Business or (b) result in a violation of, or conflict with, in any material respect any Law applicable to the Seller or any judgement or order of any Governmental Authority.

4.4	Required Authorizations

There is no requirement for the Seller to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or as a condition to the lawful completion of, the transactions contemplated by this Agreement or any of the Acquisition Agreements.

4.5	No Conflict with Contracts

Except as set out in Section 4.5 of the Seller Disclosure Letter, the execution, delivery and performance by the Seller of this Agreement and each of the other Acquisition Agreements to which it is a party, do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)	result in a breach or a violation of, or conflict with, any Material Contract or Lease; or

(b)	result in or give any Person the right to seek, or to cause:

(i)	the termination, cancellation, amendment or renegotiation of any Material Contract or Lease; or

(ii)	the forfeiture or other loss, in whole or in part, of any material benefit which would otherwise accrue to the Seller in connection with the Purchased Business or the Purchased Assets; or

(c)	result in the creation of any Lien on any of the Purchased Assets.

4.6	Execution and Binding Obligation

This Agreement and each of the Acquisition Agreements to which the Seller is a party have been (or will be) duly executed and delivered by the Seller and constitute (or will constitute) legal, valid and binding obligations of the Seller enforceable against it in accordance with their respective terms. The Seller is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and will not become an insolvent person as a result of the Closing.

4.7	Qualification

The Seller is qualified, licensed or registered to carry on business in the jurisdictions set out in Section 4.7 of the Seller Disclosure Letter. Such jurisdictions include all jurisdictions in which (a) the Seller owns or leases any material property or assets which form part of the Purchased Business, or (b) the Seller conducts any material aspect of the Purchased Business.

4.8	Conduct of Purchased Business in Ordinary Course

Since the Reference Date, the Purchased Business has been carried on in the Ordinary Course. Without limiting the generality of the foregoing, the Seller has not:

(a)	granted or suffered any Lien upon any assets of the Purchased Business other than a Permitted Encumbrance or a Lien that will be discharged at Closing;

(b)	suffered any extraordinary loss, damage or destruction to the Purchased Business or any of its assets, whether or not covered by insurance;

(c)	except as set out in Section 4.8(c) of the Seller Disclosure Letter, terminated, cancelled, modified or amended in any material respect or received notice or a request for termination, cancellation, modification or amendment of any Material Contract or taken or failed to take any action that would entitle any party to a Material Contract to terminate, modify, cancel or amend any Material Contract;

(d)	revalued or disposed of any of the Purchased Assets;

(e)	made any changes in its accounting principles, policies, practices or methods;

(f)	except as set out in Section 4.8(f) of the Seller Disclosure Letter, made or assumed any material commitment, obligation or liability relating to the Purchased Business which is outside the Ordinary Course;

(g)	transferred to any Person any rights to the Purchased Business IP;

(h)	written off as uncollectible any Accounts Receivable which, individually or in the aggregate, are material to the Purchased Business;

(i)	delayed or postponed in a way which would be outside the Ordinary Course, the discharge of any material obligation or liability of the Purchased Business when such liability or obligation becomes due;

(j)	made any capital expenditures in respect of the Purchased Business which individually or in the aggregate exceeded $250,000;

(k)	suffered any material shortage or any cessation or interruption of supplies or ordinary services to the Purchased Business;

(l)	terminated the employment or services of, or entered into any termination, notice, pay in lieu of notice, severance or change of control agreement with, any shareholder, director, officer, Employee or independent contractor of the Seller engaged in the Purchased Business or granted any severance or termination pay to any individual;

(m)	except as disclosed in Section 4.8(m) of the Seller Disclosure Letter, made any change in the rate or form of compensation or remuneration payable or to become payable to any Employee or independent contractor of the Seller engaged in the Purchased Business (including any improvements to notice, pay in lieu of notice, change of control, severance, or termination pay) other than as required by the terms of the Employment Contacts;

(n)	hired any Employee or engaged any independent contractor of the Seller engaged in the Purchased Business or terminated the employment of any Employees or the services of any independent contractor of the Seller engaged in the Purchased Business;

(o)	increased the benefits to which Employees or former employees of the Seller are entitled under any Seller Benefit Plan, or instituted, adopted or amended (or committed to do so) any Seller Benefit Plan;

(p)	except as set out in Section 4.8(p) of the Seller Disclosure Letter, granted to any customer of the Purchased Business any special discount, or made any material change in the price of products or services charged to customers of the Purchased Business, the method of billing customers or the credit terms available to customers of the Purchased Business which is outside the Ordinary Course;

(q)	except as set out in Section 4.8(q) of the Seller Disclosure Letter, cancelled or waived any material claims or rights owed to the Seller in connection with the Purchased Business;

(r)	except as set out in Section 4.8(q) of the Seller Disclosure Letter, settled any litigation or material claim, or suffered any judgments by any Governmental Authority, arbitrator or similar body, affecting the Purchased Assets or the Purchased Business and requiring payment by the Seller or granting injunctive relief or specific performance by the Seller;

(s)	cancelled or reduced any of the Seller’s insurance coverage over the Purchased Assets, or received notice thereof or of non-renewal or material increase in premium from the underwriters or any of its brokers; or

(t)	authorized, agreed or otherwise committed, whether or not in writing, to do any of the foregoing.

4.9	Compliance with Laws

The Seller is conducting, and has since January 1, 2016 conducted, the Purchased Business in compliance with all applicable Laws, in all material respects.

4.10	Business Authorizations

The Seller owns, holds or lawfully uses in the operation of the Purchased Business all Authorizations which are necessary for it to conduct the Purchased Business or for the ownership and use of the Purchased Assets. All Authorizations material to the Purchased Business or the ownership or use of the Purchased Assets are set out in Section 4.10 of the Seller Disclosure Letter (the “Material Authorizations”). True and complete copies of each Material Authorization are included in the Data Room. Each Material Authorization is valid, subsisting and in good standing and the Seller is not in default or breach of any such Material Authorization and no proceedings are pending or, to the knowledge of the Seller, threatened to revoke or limit any Material Authorization. No event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any Material Authorization or results in any other material impairment of the rights of the Seller under such Material Authorization. Except as set out in Section 4.10 of the Seller Disclosure Letter, all Material Authorizations are assignable to the Purchaser without the need to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

4.11	Sufficiency of Assets

Except as set out in Section 4.11 of the Seller Disclosure Letter, the Purchased Assets include all rights, assets and property that, together with the services that are expressly agreed to be provided pursuant to the Transition Services Agreement, are necessary for the conduct of the Purchased Business after the Closing substantially in the same manner as it was conducted prior to the Closing.

4.12	Title to the Purchased Assets

(a)	At the time of Closing, the Seller will have good and marketable title to, and legal and beneficial ownership of, the Purchased Assets free and clear of all Liens except for Permitted Encumbrances. No other Person owns any assets which are being used primarily in the Purchased Business except for the Leased Properties and personal property leased to the Seller pursuant to the Assumed Contracts.

(b)	Section 2.1(a) of the Seller Disclosure Letter sets out the location of all material tangible Purchased Assets.

4.13	No Options, etc.

Except for the Purchaser under this Agreement, no Person has any agreement, option or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Seller of any of the Purchased Assets.

4.14	Condition of Purchased Assets

The equipment and other tangible personal property forming part of the Purchased Assets or leased for use in the Purchased Business are in good operating condition and repair having regard to their use and age and are adequate and suitable for the Seller’s uses to which they are being put in all material respects. The tangible personal property included in the Purchased Assets have been maintained in accordance with generally accepted industry practices.

4.15	Leases and Leased Property

(a)	The Seller is not a party to, or under any agreement to become party to, any real property lease used in connection with the Purchased Business other than the Leases, complete and accurate copies of which are included in the Data Room. Each Lease is in good standing, creates a good and valid leasehold estate in favour of the Seller in the relevant Leased Property and is in full force and effect without amendment, except as set out in Section 4.15(a) of the Seller Disclosure Letter. With respect to each Lease and except as described in Section 4.15(a) of the Seller Disclosure Letter (i) all rents and additional rents have been paid, (ii) no waiver of the Seller’s obligations has been granted by the lessor, (iii) there exists no default or event, occurrence, condition or act which, with the giving of notice, the passage of time or the happening of any other event, would become a default under the Lease and no lessor is claiming any such default or taking any action purportedly based upon any such default, (iv) all of the covenants to be performed by the lessor under the Lease have been fully performed in all material respects, (v) the Seller has not waived, or omitted to take any action in respect of, any of its rights under any Lease, (vi) the Seller is in occupancy of the Leased Property, is exclusively entitled to all rights and benefits as lessee under such Lease, and has not sublet, assigned, licensed or otherwise conveyed any rights in any portion of the Leased Property or the Lease to any other person, and (vii) the Seller is not aware of any non-disturbance agreements, lessor forbearance agreements, lessor waiver agreements or similar agreements affecting any of the Leases. Section 4.15 of the Seller Disclosure Letter contains a complete and accurate list of all of the Leases and sets out, in respect of each Lease, the identity of the lessor and the tenant, a description of the leased premises (by municipal address), the expiration date of the Lease and any rights of renewal and the term thereof. The current uses of each of the Leased Properties by the Seller comply with applicable Laws. There is no dispute between the Seller and the landlord under any Lease.

(b)	With respect to each Leased Property (i) the Seller has such rights of entry and exit to and from the Leased Property as are necessary to carry on the Purchased Business substantially in the manner in which it is currently carried on, (ii) to the knowledge of the Seller, no portion of the Leased Property is located in a flood hazard area as designated by a Governmental Authority or is subject to any restrictions or fill regulations of any Governmental Authority; (iii) the Leased Property is fully serviced by all public and private utilities and services to permit the Purchased Business to be carried on as currently carried on, which utilities and services are functioning and have adequate capacities for the current operations of the Leased Property and the Purchased Business. All public roads and streets necessary for service of and physical access to the Leased Property for the current use thereof have been completed, (iv) to the knowledge of the Seller, there are no work orders, non-compliance orders or deficiency notices outstanding against the Leased Property and the Seller has not received a deficiency notice, request or written advice of any breach of any applicable Law in respect of the foregoing which could, if not corrected, become a work order or could require performance of work or expenditure of money to correct, (v) to the knowledge of the Seller, the Leased Property is zoned to permit its current uses and the Buildings thereon comply in all material respects with the by-laws and building codes of the municipality in which the Leased Property is situate and no part of the Leased Property is subject to any building or use restriction that would restrict or prevent the use and operation of the Leased Property for its current use or the Purchased Business, (vi) to the knowledge of the Seller, there are no outstanding applications for a re-zoning of any Leased Property and the Seller has no knowledge of any purported or pending changes to any zoning affecting any Leased Property; (vii) to the knowledge of the Seller, the use by the Seller of each such Leased Property is not in breach of any Laws, including any building, acoustic, Environmental, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements, affecting such Leased Property, (viii) to the knowledge of the Seller, there are no encroachments affecting the Leased Property which could affect the ability of the Seller to carry on the operation of the Purchased Business as it has been carried on in the past or which in the aggregate detract from the value of the Leased Property, (ix) to the knowledge of the Seller, the Buildings located at the Leased Property, including the roofs and structural elements thereof, the mechanical, electrical, security, heating, cooling, sewer, drainage, septic and plumbing systems, and all equipment necessary for the operation thereof, are in good working condition and in good repair and maintenance, fully operational and free of any defect, except for normal wear and tear and (x) Seller maintains in full force and effect all Authorizations required in connection with its occupation, use and operations at the Leased Property.

(c)	All easements, rights-of-way, licences and other similar appurtenant interests that are disclosed by registered title or of which the Seller otherwise has knowledge and which are necessary for the continued use and operation of the Purchased Business are listed in Section 4.15(c) of the Seller Disclosure Letter and, to the knowledge of the Seller, none of such easements, rights-of-way or other interests requires the consent of any other party thereto with respect to the Closing.

(d)	To the Seller’s knowledge, no part of any of the Leased Properties has been condemned, taken or expropriated by any Governmental Authority, nor has any notice or proceeding in respect thereof been given, commenced or threatened.

(e)	To the Seller’s knowledge, no amounts including, without limitation, municipal property Taxes, local improvement Taxes, levies or assessments, are owing by the Seller in respect of any of the Leased Properties to any Governmental Authority or public utility, other than current accounts which are not in arrears. To the Seller’s knowledge, there are no outstanding appeals on assessments which have been issued or raised by any Governmental Authority or by the Seller concerning any realty, business or other Taxes with respect to any of the Leased Properties.

(f)	There are no matters affecting the right and interest of the Seller in and to the Leased Properties which, in the aggregate, would adversely affect the ability to carry on the Purchased Business upon the Leased Properties substantially in the manner in which such operations are currently carried on.

(g)	Other than improvements to the Leased Premises determined by the Seller to be necessary or desirable in connection with the Purchased Business, the condition of each of the Leased Premises is at least as good as the condition at which such Leased Premises must be returned to the applicable landlord at the termination of the applicable Lease.

4.16	Material Contracts

Except for the Contracts set out in Section  4.16(a)  of the Seller Disclosure Letter (the “Material Contracts”), the Leases, the Employee Contracts and the Contracts forming part of the Purchased Business IP, the Seller is not a party to or bound by any Contract material to the Purchased Business or the ownership of the Purchased Assets and there are no ongoing contractual negotiations that if they were completed would result in a Material Contract. The list of Material Contracts includes:

(a)	any Contract for the purchase or sale of materials, supplies, equipment or services for the Purchased Business:

(i)	involving in the case of any such Contract or group of related Contracts, the payment or receipt by the Seller of more than $200,000 in aggregate per year during the remaining term thereof or that required such payments in the 12-month period prior to the Reference Date; or

(ii)	which contains minimum purchase commitments or other terms that restrict or limit the purchasing or selling ability of the Seller;

(b)	any Contract relating to the Purchased Business containing most favoured nations pricing provisions, or that grants exclusivity rights;

(c)	any confidentiality, secrecy or non-disclosure Contract relating to the Purchased Business or any Contract relating to the Purchased Business limiting the freedom of the Seller to engage in any line of business, compete with any Person, solicit any Person, operate its assets at maximum production capacity or otherwise restricting its ability to carry on the Purchased Business;

(d)	any Contract relating to the Purchased Business, except for Contracts with customers of the Purchased Business, that expires, or that may be renewed at the option of any Person other than the Seller so as to expire, more than one year after the date of this Agreement;

(e)	any Contract with customers of the Purchased Business that generated gross monthly recurring revenue in excess of $5,000;

(f)	any trust indenture, deed of hypothec, mortgage, promissory note, loan agreement or other Contract relating to the Purchased Business or affecting the Purchased Assets for the borrowing of money, any currency exchange, swaps, commodities or other hedging or derivative arrangement, or any leasing transaction of the type required to be capitalized in accordance with IFRS;

(g)	any Contract relating to grants or other forms of assistance received by the Seller in respect of the Purchased Business from any Governmental Authority;

(h)	any Contract pursuant to which the Seller is a lessor of any equipment, motor vehicles, furniture, fixtures or other personal property included in the Purchased Assets;

(i)	any Contract relating to the Purchased Business involving any continuing representation, warranty or indemnification obligation of the Seller to any other Person, other than in the Ordinary Course;

(j)	any Contract of guarantee, support, indemnification, assumption of, or any similar commitment of the Seller with respect to, the Purchased Business with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(k)	any partnership, joint venture or alliance Contract in respect of the Purchased Business with any Person;

(l)	any other Contract that is otherwise material to the Purchased Business or by which any of the material Purchased Assets are bound or affected;

(m)	any other Contract made out of the Ordinary Course; or

(n)	any Contract relating to the Purchased Business with a related party of the Seller.

A true and complete copy of each Material Contract, including all amendments and supplements thereto, has been included in the Data Room.

4.17	No Breach of Contracts

(a)	The Seller has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default or material breach of, or to have violated, any Material Contract. To the knowledge of the Seller, no counterparty is in default or material breach of, or has violated, any Material Contract. The Seller has not received any notice of a dispute between the Seller and any other Person in respect of any Material Contract. The Seller has not received any notice of the intention of any Person to materially amend or terminate any Material Contract. Each Material Contract is enforceable in accordance with its terms and is in full force and effect, unamended and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a breach of, or a default or event of default under, or a violation of, any Material Contract. Except as set out in Section 4.17 of the Seller Disclosure Letter, no consent of, or notice to, any Person is required for a valid assignment to the Purchaser of any Material Contract.

(b)	The Seller has not violated or breached in any material respect any of the terms or conditions of any Assumed Contract (excluding Material Contracts) and to the knowledge of the Seller, all the covenants to be performed and the obligations to be fulfilled by any other party to such Assumed Contract have been fully performed and fulfilled in all material respects.

4.18	Related Party Transactions

All Assumed Contracts have been entered into on an arm’s length basis (within the meaning of the Tax Act). Any amounts due and payable by the Seller to any affiliate of the Seller in relation to such Contracts are recorded on the Books and Records at their fair market value.

4.19	Intellectual Property

(a)	Section 4.19 of the Seller Disclosure Letter contains a complete and accurate list, and, where appropriate, a description of:

(i)	all of the IP Rights owned or used by the Seller in connection with the Purchased Business, in each case indicating whether such IP Rights are owned or used; and

(ii)	all licences or similar Contracts or arrangements to which the Seller is a party, either as licensee or licensor and in each case indicating whether the Seller is a licensee or licensor in respect of same, with respect to IP Rights necessary for the carrying on of the Purchased Business (collectively, the “Purchased Business IP”).

(b)	The Seller is the exclusive owner of all right, title and interest in and to, or possesses the exclusive right to use, the IP Rights listed as Purchased Business IP in Section 4.19 of the Seller Disclosure Letter, free and clear of all Liens other than Permitted Encumbrances. The Seller has not assigned, licenced or otherwise conveyed any of the Purchased Business IP. The Seller is not bound by, and no Purchased Business IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Seller to use, exploit, assert, or enforce any Purchased Business IP anywhere in the world.

(c)	The Purchased Business IP is in full force and effect and has not been used, not used, enforced or not enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any of the Purchased Business IP. There is no claim existing or, to the Seller’s knowledge, threatened alleging adverse ownership, invalidity or other opposition to, or any conflict with, any of the Purchased Business IP.

(d)	The Seller has not infringed and is not currently infringing on the IP Rights of any other Person. To the Seller’s knowledge, there is no basis for a claim that any Purchased Business IP is invalid or unenforceable. The Seller has not received any unsolicited written communication that involves an offer to license or grant of any other rights or immunities under any IP Rights owned by a third party.

(e)	The Seller has the full right and authority to use, and the Purchaser will be entitled to continue to use after the Closing Date, the Purchased Business IP and such use or continuing use does not infringe upon or violate any rights of any other Person. Other than as set out in Section 4.19(e) of the Seller Disclosure Letter, the Purchased Business IP, together with the services that are expressly agreed to be provided pursuant to the Transition Services Agreement, is sufficient to conduct the Purchased Business as presently conducted. All licences to which the Seller is a party relating to Purchased Business IP are in good standing, binding and enforceable in accordance with their respective terms and no material default exists on the part of the Seller thereunder.

(f)	Neither the execution, delivery, or performance of any of the Acquisition Agreements will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare:

(i)	a loss of, or Lien on, any Purchased Business IP;

(ii)	a breach of or default under any Contract pertaining to any Purchased Business IP;

(iii)	the release, disclosure, or delivery of any Purchased Business, including any source code, by or to any escrow agent or other Person; or

(iv)	the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Purchased Business IP.

(g)	There are no outstanding or, to the Seller’s knowledge, threatened, disputes or other disagreements with respect to any licences or similar Contracts listed in Section 4.19 of the Seller Disclosure Letter or with respect to infringement by another Person of any of the Purchased Business IP. To the knowledge of the Seller, no Person is infringing, or is threatening to infringe, upon or otherwise violate any of the Purchased Business IP.

(h)	All of the Purchased Business IP developed or created by employees of the Seller or pursuant to Contracts with outside consultants or contractors have been assigned to the Seller in writing or in another enforceable manner and can be further assigned to the Purchaser without Consent. All such employees, outside consultants or contractors have irrevocably waived in favour of the Seller all non- assignable rights (including moral rights) to such Purchased Business IP. No current or former shareholder, officer, director, employee or contractor of the Seller has any claim, right (whether or not currently exercisable), or interest to or in any Purchased Business IP.

(i)	All applications for registration of the Purchased Business IP are in good standing, have been filed in a timely manner within the appropriate offices to preserve the rights thereto and assignments have been recorded in favour of the Seller to the extent recordation within a timely manner is required to preserve the rights thereto.

(j)	Except as set out in Section 4.19(j) of the Seller Disclosure Letter, no royalty or other fee is required to be paid by the Seller to any other Person in respect of the use of any of the Purchased Business IP and there are no restrictions on the ability of the Seller or any successor to, or assignee from, the Seller to use and exploit all rights in the Purchased Business IP.

(k)	The Seller has used commercially reasonable efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect Purchased Business IP and confidential information.

(l)	The Seller has maintained or caused to be maintained the rights to any of the registered Purchased Business IP in full force and effect and, without limiting the generality of the foregoing, has renewed or has made application for renewal of any registered Purchased Business IP owned by the Seller and subject to expiration on or prior to the Closing Date.

(m)	To the Seller’s knowledge, no Person has claimed that any current or former employee, agent, consultant or third party contractors of the Seller that contributed to the development of the Purchased Business IP has, as a result of such contribution, violated the terms and conditions of any Contract with such Person or disclosed or used any trade secret of such Person.

(n)	To the extent any of the Purchased Business IP owned or purported to be owned by the Seller incorporates any “open source” or “copyleft” software or the Seller is subject to “open” or “public source,” community source code, or similar licenses: (i) the Seller is in compliance with the terms of all such licenses; (ii) Section 4.19(n) of the Seller Disclosure Letter provides a correct, current and exhaustive list of such licenses and the name and version number of the applicable licence agreement; and (iii) the Seller is not required under any such license to: (A) make or permit any disclosure of or to make available any source code for any of the Purchased Business IP; (B) distribute or make available any of the Purchased Business IP (or to permit any such distribution or availability); or (C) grant any patent licence, non-assertion covenant or other rights under any Purchased Business IP, or any rights to modify, make derivative works based on, decompile, dissemble or reverse engineer any Purchased Business IP.

4.20	Accounts Receivable

All accounts receivable forming part of the Purchased Assets are bona fide, result from the Ordinary Course, are accurately reflected in the Seller Parent’s most recent Financial Statements and, subject to reasonable reserves for doubtful accounts recorded in the Ordinary Course in the Books and Records are valid and collectible in full when due without any discount, set-off, compensation or counterclaim. Any reserves provided for such accounts receivable in the Seller Parent’s most recent Financial Statements have been computed in accordance with IFRS applied on a consistent basis.

4.21	Books and Records

All accounting and financial Books and Records have been fully, properly and accurately kept in accordance with good business practices on a basis consistent with prior years and are complete in all material respects. Such Books and Records are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which are not or will not be available to the Purchaser in the Ordinary Course after Closing.

4.22	Financial Statements

(a)	The Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous fiscal years and present fairly in all material respects (i) the assets, liabilities, sales, income, losses, accruals, reserves, adjustments and financial condition of the Seller Parent, (ii) the results of operations of the Seller Parent, and (iii) the changes in financial position of the Seller Parent all as at the dates and for the periods specified in such statements. Copies of the Financial Statements are attached as Section 4.22 of the Seller Disclosure Letter.

(b)	Except as set out in Section 4.22(b) of the Seller Disclosure Letter, the Carve-Out Financial Information (a) has been prepared in accordance with IFRS as disclosed in accounting principles set out in the Financial Statements for the year ended December 31, 2020 and which are applicable to the Purchased Business; and (b) presents fairly, in all material respects, the assets, liabilities and financial condition of the Purchased Business as at and for the periods then ended.

(c)	The Quality of Earnings Report presents fairly, in all material respects, the results of operations and the assets and liabilities of the Purchased Business as at and for the periods specified in the Quality of Earnings Report. Except as set out in Section 4.22(c) of the Seller Disclosure Letter, the Quality of Earnings Report was prepared in accordance with IFRS applied in a manner consistent with the preparation of the Financial Statements and is based on assumptions that the Seller believes to be reasonable. The Seller Parent provided KPMG LLP with all information requested by KPMG LLP to ensure the proper preparation of the Quality of Earnings Report.

(d)	Except as set forth in Section 4.22(e) of the Seller Disclosure Letter and except for the Assumed Liabilities, the Seller has no liabilities or obligations of any nature whatsoever relating to the Purchased Business in respect of which the Purchaser may become liable on or after completion of the Transactions.

4.23	Working Capital

The amount of working capital of the Purchased Business is consistent with amounts held in accordance with the Seller’s past practices and is sufficient for the purposes of operating the Purchased Business in its present form and at its present level of activity and for the purpose of fulfilling, in accordance with their respective terms, all purchase orders, projects and contractual obligations which have been placed with or undertaken by the Seller in connection with the Purchased Business.

4.24	Insurance

The Purchased Assets, the Leased Properties and all other property and assets used primarily in the Purchased Business are insured against loss or damage by all insurable hazards and risks. Section 4.24 of the Seller Disclosure Letter contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Seller in connection with the Purchased Business setting out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, and any pending claims. The Seller is not in default with respect to the payment of any premiums under any of the insurance policies and has not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. Section 4.24 of the Seller Disclosure Letter contains a complete and accurate description of all pending claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Seller. There are no material claims under any such policy as to which the insurance company is denying liability or defending under a reservation of rights clause. Copies of all such insurance policies are included in the Data Room.

4.25	Litigation

There are no actions, suits or proceedings by any Person (including the Seller), nor any arbitration, administrative or other proceeding by or before (or to the knowledge of the Seller any investigation by) any Governmental Authority, current or pending, or, to the knowledge of the Seller, threatened against or affecting, the Purchased Business or any of the Purchased Assets or the Seller’s title thereto and ownership thereof. No event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to directly or indirectly give rise to or serve as a basis for the commencement of any such proceeding. Except as set out in Section 4.25 of the Seller Disclosure Letter, in the past five years, the Seller has not been subject to any judgment, order or decree, entered in any lawsuit or proceeding relating to or affecting the Purchased Business or any of the Purchased Assets or the Seller’s title thereto and ownership thereof in any material respect nor has the Seller settled any claim relating to or affecting the Purchased Business or any of the Purchased Assets or the Seller’s title thereto and ownership thereof in any material respect prior to being sued or prosecuted or a judgment being given in respect of it.

4.26	Customers and Suppliers

Section 4.26 of the Seller Disclosure Letter lists the (i) 20 largest customers to the Purchased Business based on the monthly billing to such customers for the three and twelve month periods ended September 30, 2021, and the monthly amount associated with each such customer and (ii) the 20 largest suppliers to the Purchased Business for the three and twelve month periods ended September 30, 2021, and the aggregate amount which each supplier was paid during such period. Except as set it out in Section 4.26 of the Seller Disclosure Letter, no such customer or supplier has terminated or materially modified its relationship with the Purchased Business since January 1, 2021 or notified the Seller that it will cease doing business with the Seller or modify or change in any material manner any existing arrangement with the Seller for the purchase or supply of any products or services to the Purchased Business.

4.27	Taxes

(a)	The Seller has prepared and filed all Tax Returns with respect to the Purchased Assets and the Purchased Business required to be filed by it within the prescribed period with the appropriate Tax Authority in accordance with applicable Laws. Each such Tax Return is true, correct and complete.

(b)	The Seller has paid, within the prescribed period, all Taxes and instalments of Taxes, which are required to be paid to any Tax Authority and which: (i) relate to the Purchased Business; or (ii) are capable of forming or resulting in a Lien (other than a Permitted Encumbrance) on the Purchased Assets. There are no Liens for Taxes (other than Permitted Encumbrances) upon any of the Purchased Assets.

(c)	There are no actions, reassessments, suits, proceedings, inquiries or investigations now pending or made or, to the best of the Seller’s knowledge, threatened, by a Tax Authority in respect of Taxes.

(d)	The Seller has duly and timely withheld all Taxes and other amounts required by applicable Law to be withheld and has duly and timely remitted to the appropriate Tax Authority such Taxes or other amounts required by applicable Law to be remitted.

(e)	The Seller is not a non-resident of Canada for purposes of the Tax Act.

(f)	The Seller is registered under the ETA and its registration number is [registration number redacted].

4.28	Environmental Matters

(a)	The Seller is in compliance with Environmental Laws and has never been charged with or convicted of an offence for non-compliance with Environmental Laws. No order, direction or other mandatory communication from a Governmental Authority relating to compliance with Environmental Laws has been issued in respect of the Purchased Business or any of the Purchased Assets which has not been complied with to the satisfaction of the Governmental Authority and the Seller is not aware of any facts or circumstances that could give rise to any liability in relation to environmental matters.

(b)	The Seller is not in default in filing any report or information with any Governmental Authority in respect of the Purchased Assets or the Purchased Business as required pursuant to applicable Environmental Laws.

(c)	The Seller has not caused or permitted any Environmental Release and, to the knowledge of the Seller, there is no Environmental Release of, nor any presence of, any Environmentally Hazardous Substance at, on, under or migrating from or to any of the Leased Properties, except in compliance with Environmental Laws or as would not otherwise reasonably be expected to give rise to an order or claim pursuant to Environmental Laws.

(d)	Copies of all environmental reports, surveys, assessments, test results, studies and investigations and budgeted works and expenditures concerning the Purchased Business or the Purchased Assets in the possession of the Seller or the Seller Parent are included in the Data Room.

4.29	Employee Matters

(a)	Section 4.29 of the Seller Disclosure Letter includes a list of Employees. The Employees and persons set out in Part II of Section 4.29 of the Seller Disclosure Letter are the only persons employed by the Seller primarily in connection with the Purchased Business. The list includes, to the extent applicable, the following information with respect to each such Person (i) position or title with the Seller, (ii) whether the Person is full-time, part-time or on a leave of absence, (iii) current wages, salaries or hourly rate of pay and bonus paid since the beginning of the most recently completed financial year or payable in the current financial year of the Seller to such Person, (iv) the date upon which such Person was first hired or engaged by the Seller, (v) the Seller Benefit Plans in which the Person participates, and (vi) any other material terms and conditions of employment. Other than identified in Section 4.29 of the Seller Disclosure Letter, each of the Employees has previously entered into a written employment Contract with the Seller (the “Employee Contracts”) and copies of the Employee Contracts are included in the Data Room.

(b)	Except as set out in Section 4.29 of the Seller Disclosure Letter, no Employee is on a leave of absence. If they are on a leave of absence, information is provided in Section 4.29 of the Seller Disclosure Letter about the reason for the leave and the anticipated date of return.

(c)	To the knowledge of the Seller, there are no ongoing union certification drives. There are no pending proceedings for certifying or voluntarily recognizing a union for the Seller and the Seller is not unionized and does not have an employee association. To the knowledge of the Seller, it is not a party to any related or common employer application before any administrative tribunal or arbitrator.

(d)	The Seller has performed all of the obligations required to be performed by it in all material respects of all Employment Contracts, and to the knowledge of the Seller, is not alleged to be in default of, any Employee Contract, compensation plan, or any Human Resource policy. The Seller is not in breach of any of its obligations thereunder and there exists no default or event of default or event, occurrence, condition or act (including the purchase of the Purchased Assets) which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a breach of, or a default or event of default under, any Employee Contract, compensation plan or Human Resource policy.

(e)	No complaint, grievance, claim, proceeding, civil action, work order or investigation has been filed, made or commenced against the Seller in respect of, concerning or affecting any of the Employees. The Data Room includes all inspection reports issued within the last three (3) years, under occupational health and safety laws relating to the Purchased Business or Seller. There are no outstanding inspection orders nor any pending or, to the knowledge of Seller, threatened, charges made under any occupational health and safety laws relating to the Purchased Business or Seller. There have been no fatal or critical accidents within the last three (3) years which might lead to charges under occupational health and safety laws relating to the Purchased Business or the Seller. The Seller has complied in all respects with any orders issued under occupational health and safety laws relating to the Purchased Business or the Seller. There are no appeals of any orders under occupational health and safety laws relating to the Purchased Business or the Seller which are currently outstanding.

(f)	The Seller has observed and complied in all material respects with the provisions of all applicable Laws respecting employment, including employment standards Laws as well as Laws relating to human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity.

(g)	Except as set out in Section 4.29 of the Seller Disclosure Letter, there are no actions, suits or proceedings, at law or in equity, by any Employee, nor any action, suit, investigation, arbitration, administrative proceeding or other proceeding by or before (or to the knowledge of the Seller any investigation by) any Governmental Authority, pending, or, to the knowledge of the Seller, threatened against the Seller, the Purchased Business or any of the Purchased Assets in respect of employment matters by any of the Employees. No event has occurred or circumstance exists which would reasonably be expected to give rise to or serve as a valid basis for the commencement of any such action, suit, investigation, arbitration, administrative proceeding or other proceeding by or against the Seller in respect of employment matters by any Employee.

(h)	The Seller has performed all its financial obligations and safety obligations under such Laws, including all safety measure required by local, provincial and federal public health officials that pertain to the COVID-19 pandemic as of the date hereof, which are owed to the Employees and the Governmental Authority having jurisdiction over such matters.

(i)	Each independent contractor listed in Section 4.29 of the Seller Disclosure Letter has been properly classified as an independent contractor and the Seller has not received any notice in writing or any material oral notice from any Governmental Authority disputing such classification.

(j)	Except as set out in Section 4.29 of the Seller Disclosure Letter, there is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to knowledge of the Seller, threatened against or directly or indirectly affecting the Purchased Business, the Seller or any of its operations.

(k)	There are no charges or complaints pending, or to the knowledge of the Seller, threatened with respect to or relating to the Seller before any Governmental Authority in relation to unlawful employment practices including any complaints for discrimination or harassment. The Seller has not received any written notice from any such Governmental Authority responsible for the enforcement of labour or employment Laws of an intention to conduct an investigation of the Seller or any of its business concerning its employment practices, wages, hours and terms and conditions of employment and no such investigation is, to the knowledge of the Seller, threatened.

4.30	Employee Benefit Plans

(a)	Section 4.30 of the Seller Disclosure Letter sets out a list of all retirement, pension (including any defined benefit or defined contribution pension plan and any group registered retirement savings plan), supplemental pension, savings, retiring allowance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, incentive and other employee benefit plans, programs and arrangements, whether oral or written, insured or self-insured, funded or unfunded, registered or unregistered, that are maintained, sponsored, administered, or otherwise contributed to, or required to be contributed to by or on behalf of the Seller or the Seller Parent for the benefit of current Employees, contractors and agents of the Seller engaged in the Purchased Business or their beneficiaries other than government sponsored pension, employment insurance, workers compensation and health insurance plans (collectively, the “Seller Benefit Plans”). None of the Seller Benefit Plans is a registered pension plan under the Tax Act.

(b)	Each Seller Benefit Plan is and has been maintained and administered in compliance with its terms and the requirements of all applicable Laws. All contributions or premiums required to be paid, deducted or remitted and all obligations required to be performed by the Seller pursuant to the terms of any Seller Benefit Plan or by applicable Law, have been paid, deducted, remitted or performed, as the case may be, in a timely fashion and there are no outstanding defaults or violations with respect to same. Each Seller Benefit Plan that is required to be registered under applicable Laws is duly registered with the appropriate Governmental Authorities and nothing has occurred which may result in the revocation of its registration.

(c)	There is no pending termination or winding-up procedure in respect of any Seller Benefit Plan, and no event has occurred or circumstance exists under which any Seller Benefit Plan would reasonably be expected to be declared terminated or wound-up, in whole or in part.

(d)	The Data Room includes copies of the following: (i) the text of all Seller Benefit Plans and any related agreements or other documents governing those plans, and (i) all materials relating to the Seller Benefit Plans distributed to members of such plan, other than communications relating to routine claims of a particular Employee or former employee of the. No fact, condition or circumstances exists or has occurred since the date of those documents which would materially affect or change the information contained in them.

(e)	No promises or commitments have been made by the Seller to amend any Seller Benefit Plan, provide increased benefits or establish any new benefit plan, except as required by applicable Laws. Subject to applicable Laws, each of the Seller Benefit Plans can be amended or terminated without restriction by the Seller. None of the Seller Benefit Plans which are funded or administered through an insurance contract require or permit retroactive increases or assessments in premiums or payments.

(f)	The transactions contemplated in this Agreement will not, alone or together with any additional or subsequent event, result in or require any funding or securing of benefits, any payment or severance, or the acceleration, vesting or increase in benefits under any Seller Benefit Plan.

(g)	There are no actions, suits, claims, trials, demands, investigations, arbitration or other proceedings pending or, to the knowledge of the Seller, threatened with respect to the Seller Benefit Plans (other than routine claims for benefits) and no circumstances or event has occurred that would reasonably be expected to result in such proceedings.

(h)	No Seller Benefit Plan is a “pension plan” as defined in the Pension Benefits Act (Ontario) that contains a “defined benefit provision” as defined in the Tax Act and the Seller does not have and has never had any obligation of any nature with respect to or in connection with such a plan.

(i)	No Seller Benefit Plan provides post-retirement benefits or other benefits beyond retirement or termination of service.

(j)	The Seller is the sole participating employer in the Seller Benefit Plans and does not contribute and is not required to contribute to a pension or benefit plan in which there are participating employers that are not its “affiliate” as that term is defined under the Business Corporations Act (Ontario)

(k)	The liabilities of the Seller under any unfunded Seller Benefit Plan are properly accrued and reflected in the financial statements of the Seller Parent.

(l)	There are no equity incentive awards or equity based equity awards of the Seller or Seller Parent outstanding for, or owing to, any Employees pursuant to the terms of a Seller Benefit Plan.

4.31	Privacy Requirements

(a)	The Seller has complied and is complying with all applicable Privacy Requirements including in connection with its collection, use, storage disclosure, and protection of Personal Information and including in respect of the Purchased Business. The Seller has not received any written complaint or notice of any breach or violation by it of any Privacy Requirement. All Personal Information of the Seller relating to the Purchased Business:

(i)	has been collected, used or disclosed with the consent of each individual to which such Personal Information relates (if such consent was required under applicable Privacy Laws);

(ii)	has been used only for the purposes for which the Personal Information was initially collected or for a subsequent purpose for which consent was subsequently obtained; and

(iii)	has been collected, used or disclosed for a purpose in respect of which consent may, under applicable Privacy Laws, be implied.

(b)	The Seller has implemented all required policies and practices to comply with all applicable Privacy Requirements, and retains sufficient documentation to evidence such compliance.

(c)	All Personal Information that is stored on behalf of the Seller in connection with the Purchased Business is only stored in and accessed from Canada.

(d)	There has been no actual, or to the knowledge of the Seller, suspected, loss, theft, or unauthorized use, access or disclosure of any of the data of the Purchased Business or any data held or in the custody, possession, or control of the Seller in connection with the Purchased Business, including Personal Information and data being processed on behalf of a customer or any other Person (“Data Breach”). The Seller has at all times taken all measures required by the Privacy Requirements to ensure that data (including Personal Information) within its possession, custody, or control is protected against Data Breaches.

(e)	The Seller has not received any written complaints regarding a breach of Privacy Requirements. To the knowledge of the Seller, there are no facts or circumstances that could reasonably be expected to give rise to any such complaint. No order, decision or judgment has been made against the Seller by any Governmental Entity based on any finding of non compliance with any Privacy Requirements, and no written communication from any Governmental Entity has been received alleging or investigating any purported non-compliance with any Privacy Requirements.

(f)	There are no Consents required in order for the Purchaser to continue to use, disclose, and process the Personal Information in connection with the Purchased Business following Closing in a manner consistent with the Seller’s use, disclosure, and other processing of the Personal Information immediately prior to Closing.

4.32	Anti-Corruption Laws

(a)	For purposes of this Section 4.32, a reference to the Seller includes the Seller, and its directors, officers, employees and other Persons acting on its behalf, directly or indirectly.

(b)	Neither the Seller nor any of its affiliated entities has directly or indirectly made any contribution to any candidate for public office; where either the payment or the purpose of such contribution, payment, loan, reward or gift was, is, or would be prohibited under the Criminal Code of Canada, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (US), the Bribery Act, 2010 (UK) or any other applicable Law of similar purpose and scope (collectively, “Anti-Corruption Laws”) or is otherwise in violation of Anti- Corruption Laws.

(c)	The Seller has not breached or violated any reporting, recordkeeping, or ongoing monitoring obligations under applicable Anti-Corruption Laws.

4.33	Anti-Spam Laws

(a)	The Seller is in compliance with applicable Anti-Spam Laws in relation to its conduct of the Purchased Business.

(b)	The Seller has not received any complaints regarding a breach of Anti-Spam Laws.

4.34	Information Technology

(a)	Section 4.34 of the Seller Disclosure Letter sets out a list of all material Information Technology owned, licensed, used or held for use primarily in connection with the Purchased Business (the “Purchased Business IT”) and all Contracts relating to maintenance and support, security, disaster recovery management and utilization of the Purchased Business IT.

(b)	None of the Purchased Business IT depends upon any service, technology or data of any third party (other than the Internet and hosted systems that are the subject of Contracts which have been identified in Section 4.34 of the Seller Disclosure Letter and included in the Data Room) and such Purchased Business IT, together with the services that are expressly agreed to be provided pursuant to the Transition Services Agreement, is sufficient for the conduct of the Purchased Business in the Ordinary Course after Closing. The Seller uses reasonable means, consistent with acceptable and prudent industry practice, to protect the security and integrity of all such Purchased Business IT including having in place disaster recovery plans for its computer systems and the data contained therein.

(c)	Except as set out in Section 4.34 of the Seller Disclosure Letter, the Purchased Business IT can be assigned and transferred to the Purchaser and used by the Purchaser in the Purchased Business without any requirement for Consent.

(d)	None of the Purchased Business IT:

(i)	contains any bug, defect or error that materially and adversely affects the use, functionality or performance of such Purchased Business IT or any product or system containing or used in conjunction with such Purchased Business IT, or

(ii)	fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Purchased Business IT or any product or system containing or used in conjunction with such Purchased Business IT.

(e)	No Purchased Business IT contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have or capable of performing or facilitating, any of the following functions:

(i)	disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or any information or data stored or accessed on same, or

(ii)	compromising the privacy or data security of a user or damaging or destroying or compromising the security, integrity, or availability of any data or file without the consent of the user who is authorized to access such data or file (collectively, “Malicious Code”). The Seller has implemented and maintains industry standard measures designed to prevent the introduction of Malicious Code into the Purchased Business IT.

(f)	The use of any Purchased Business IT by the Seller and its transfer to the Purchaser does not exceed the scope of the rights granted to the Seller with respect thereto, including any applicable limitation upon the usage, type or number of licences, users, hardware, time, services or systems.

(g)	The Seller has not experienced any disruption, interruption, outage, bugs or breakdowns that have caused the substantial disruption or interruption in or to the use of Purchased Business IT.

(h)	The Seller has taken reasonable steps in accordance with industry practice to manage identified software vulnerabilities and to take appropriate rectification steps. The Purchased Business IT has been satisfactorily maintained and supported. The Company has implemented and has processes and policies in place to implement regular security patches or security upgrades that are generally available for all Software and which are commercially reasonable to implement. All Purchased Business IT has been properly maintained by technically competent personnel in accordance in all material respects with standards set by the manufacturers and services providers or otherwise in accordance with standards prudent in the industry to ensure proper operation of the Information Technology.

4.35	No Material Adverse Effect

Since the Reference Date, there has not been any Material Adverse Effect and, to the knowledge of Seller, no event has occurred or circumstance exists which would reasonably be expected to result in such a Material Adverse Effect.

4.36	Competition Act

The aggregate (book) value of the Purchased Assets in Canada, determined in accordance with the Competition Act (Canada), does not exceed $93 million and the gross revenues from sales in or from Canada, determined for the annual period and in the manner prescribed by the Competition Act (Canada) generated from the Purchased Assets in Canada do not exceed $93 million.

4.37	Subsidiaries

The Purchased Assets do not include any shares or other ownership or equity interest of any Person.

4.38	Absence of Questionable Payments

To the knowledge of the Seller, neither the Seller nor any of its employees or other Persons acting on its behalf has, directly or indirectly (a) made or authorized any contribution, payment, loan, reward, benefit or gift of funds or property to any official, employee or agent of any Governmental Authority, public international organization or any other Person for the benefit of any Governmental Authority or public international organization, (b) established or maintained accounts which do not appear in any of its books and records, entered into transactions that are not recorded or that are inadequately identified, recorded non-existent expenditures, entered liabilities with incorrect identification of their object, knowingly used false documents, or intentionally destroyed accounting books and records earlier than permitted by law, or (c) made any contribution to any candidate for public office; in each case, where either the payment or the purpose of such contribution, payment, loan, reward or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) or any related or similar Laws of any other jurisdiction.

4.39	No Brokers

The Purchaser will not responsible for the payment of fees or commissions to any broker, finder, agent or similar intermediary who has acted on behalf of the Seller or the Seller Parent in connection with this Agreement or the transactions contemplated hereby.

Article 5

Representations and Warranties of the Purchaser

The Purchaser represents and warrants as follows to the Seller and acknowledges and confirms that the Seller is relying on the representations and warranties in entering into this Agreement and selling the Purchased Assets to the Purchaser:

5.1	Incorporation and Corporate Power

The Purchaser is a corporation incorporated, organized and existing under the laws of British Columbia and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Acquisition Agreements to which it is a party.

5.2	Corporate Authorization

The execution, delivery and performance by the Purchaser of this Agreement and each of the Acquisition Agreements to which it is a party (a) have been authorized by all necessary corporate action on the part of the Purchaser, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event) result in a violation of, or conflict with, any of its constating documents, shareholders agreements, by-laws or resolutions.

5.3	No Conflict with Authorizations, Laws, etc.

The execution, delivery and performance by the Purchaser of this Agreement and each of the Acquisition Agreements to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event) (a) result in a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Purchaser or necessary to the ownership of the Purchased Assets, or (b) result in a violation of, or conflict with any Law applicable to the Purchaser or any judgement or order of any Governmental Authority.

5.4	Required Purchaser Authorizations

There is no requirement for the Purchaser to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or as a condition to the lawful completion of, the transactions contemplated by this Agreement or any of the Acquisition Agreements.

5.5	No Conflict with Contracts

The execution, delivery and performance by the Purchaser of this Agreement and each of the Acquisition Agreements to which it is a party, do not (or would not with the giving of notice, the passage of time or the happening of any other event) (a) result in a violation of, or conflict with, any material Contract binding on or affecting the Purchaser, or (b) result in or give any Person the right to seek, or to cause the termination, amendment or renegotiation of any material Contract binding on or affecting the Purchaser.

5.6	Execution and Binding Obligation

This Agreement and each of the Acquisition Agreements to which the Purchaser is a party have been (or will be) duly executed and delivered by the Purchaser and constitute (or will constitute upon such execution) legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms.

5.7	Tax Status

The Purchaser has applied for registration under the ETA.

5.8	Investment Canada Act

The Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

Article 6

Representations and Warranties of the Seller Parent

The Seller Parent represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying on the representations and warranties in entering into this Agreement and purchasing the Purchased Assets from the Seller:

6.1	Incorporation and Corporate Power

The Seller Parent is a corporation incorporated, organized and existing under the laws of Canada and has the corporate power and authority to enter into and perform its obligations under this Agreement.

6.2	Corporate Authorization

The execution, delivery and performance by the Seller Parent of this Agreement (a) have been authorized by all necessary corporate action on the part of the Seller Parent, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event) result in a violation of, or conflict with, any of its constating documents, by- laws or resolutions.

6.3	No Conflict with Authorizations, Laws, etc.

The execution, delivery and performance by the Seller Parent of this Agreement do not (or would not with the giving of notice, the passage of time or the happening of any other event) result in a violation of, or conflict with in any material respect any Law applicable to the Seller Parent or any judgement or order of any Governmental Authority.

6.4	Required Seller Parent Authorizations

Except for certain filings required under applicable Canadian securities laws and applicable stock exchange rules, including the filing of a press release announcing the transactions contemplated by this Agreement, there is no requirement for the Seller Parent to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or as a condition to the lawful completion of, the transactions contemplated by this Agreement.

6.5	No conflict with Contracts

Except as set out in Section 6.5 of the Seller Disclosure Letter, the execution, delivery and performance by the Seller Parent of this Agreement, do not (or would not with the giving of notice, the passage of time or the happening of any other event) result in a violation of, or conflict with, any material Contract binding on or affecting the Seller Parent.

6.6	Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Seller Parent and constitute legal, valid and binding obligations of the Seller Parent, enforceable against it in accordance with its terms.

6.7	No Contracts re Purchased Business

Except as set out in Section 6.7 of the Seller Disclosure Letter, the Seller Parent is not a party to any Contract or Lease relating to the Purchased Business, including any guarantee or indemnity agreement of the obligations of the Seller.

Article 7

Representations and Warranties of the Purchaser Parent

The Purchaser Parent represents and warrants as follows to the Seller and acknowledges and confirms that the Seller is relying on the representations and warranties in entering into this Agreement and purchasing the Purchased Assets from the Purchaser:

7.1	Incorporation and Corporate Power

The Purchaser Parent is a corporation incorporated, organized and existing under the laws of Canada and has the corporate power and authority to enter into and perform its obligations under this Agreement.

7.2	Corporate Authorization

The execution, delivery and performance by the Purchaser Parent of this Agreement (a) have been authorized by all necessary corporate action on the part of the Purchaser Parent, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event) result in a violation of, or conflict with, any of its constating documents, by-laws or resolutions.

7.3	No Conflict with Authorizations, Laws, etc.

The execution, delivery and performance by the Purchaser Parent of this Agreement does not (or would not with the giving of notice, the passage of time or the happening of any other event) result in a violation of, or conflict with in any material respect any Law applicable to the Purchaser Parent or any judgement or order of any Governmental Authority.

7.4	Required Parent Authorizations

Except for the filing of any press release announcing transactions contemplated by this Agreement, there is no requirement for the Purchaser Parent to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or as a condition to the lawful completion of, the transactions contemplated by this Agreement.

7.5	No conflict with Contracts

The execution, delivery and performance by the Purchaser Parent of this Agreement, do not (or would not with the giving of notice, the passage of time or the happening of any other event) result in a violation of, or conflict with, any material Contract binding on or affecting the Purchaser Parent.

7.6	Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Purchaser Parent and constitute legal, valid and binding obligations of the Purchaser Parent, enforceable against it in accordance with its terms.

Article 8

Employees

8.1	Updated Employee Information

At least 3 Business Days before the Closing Date, the Seller shall deliver to the Purchaser an updated list of Employees which will replace the list in Section 4.29 of the Seller Disclosure Letter. Such list will exclude those Persons who have retired, been terminated, or resigned since the date of this Agreement. The Purchaser will hold all information it receives from the Seller regarding each Employee as confidential and will not disclose such information to any other Person except to the extent required by applicable Law.

8.2	Offers of Employment

(a)	The Purchaser shall offer employment effective as of the Effective Time to each Employee on the Closing Date on terms and conditions that are no less favourable in the aggregate with respect to each individual Employee than the terms and conditions of employment that the Employee had as of the Closing Date.

(b)	The Purchaser’s offers of employment (which will be conditional on Closing) will be made at a time prior to the Closing Date that is mutually agreeable to the Seller and the Purchaser, both acting reasonably, but in any event at least three (3) Business Days before the Closing Date. The offer to each Employee must be in writing and the Seller will be given an opportunity to review and comment on the form of offer.

(c)	The Purchaser will provide prompt written confirmation to the Seller of all of the Transferred Employees.

8.3	Indemnity for Employee Liabilities

Subject to the other provisions of this Article 8, but without limiting the generality of Section 2.5, the Seller is responsible for and shall indemnify and hold harmless the Purchaser for and against any and all liability for:

(a)	salary, bonuses, variable compensation plans, vacation pay, sick pay, commissions, share option plans, and other compensation and all liabilities under employee pension and benefit plans of the Seller relating to employment of Employees prior to the Effective Time;

(b)	all pay in lieu of notice, severance payments, change of control payments, and damages for wrongful dismissal and all legal and other related costs in respect of the termination by the Seller of the employment of any Employee who does not receive or receives and does not accept the Purchaser’s offer of employment;

(c)	any claims by any Employee for any perceived or actual differences in the terms and conditions of his or her employment; and

(d)	any claims by Employees for matters that arose prior to the Effective Time.

8.4	Benefit Plans

(a)	Effective as of the Effective Time, (i) the Purchaser will, at its own expense, establish employee benefit plans (the “Purchaser Benefit Plans”) for the Transferred Employees, (ii) each Transferred Employee will cease to participate in and accrue benefits under the Seller Benefit Plans, and (iii) each Transferred Employee will commence, without interruption, to participate in and accrue benefits under the Purchaser Benefit Plans.

(b)	The Seller will continue to be liable under the Seller Benefit Plans for all amounts payable in connection with any claims of a Transferred Employee for benefits prior to the Effective Time, whether such claims are reported before or after the Closing Date.

8.5	Service and Vacation

(a)	The Purchaser will recognize the service of the Transferred Employees with the Seller for all purposes, including for purposes of determining (i) entitlement of the Transferred Employees to notice of termination or severance pay, and (ii) eligibility for participation of any Transferred Employee in any Purchaser Benefit Plans.

(b)	The Transferred Employees will receive vacation accruals from the Purchaser no less than those which they had accrued with the Seller immediately prior to the Effective Time.

8.6	Adjustments

Except as otherwise provided in this Agreement, all items in respect of the Transferred Employees that require adjustment including premiums for employment insurance, contributions for Canada Pension Plan, employer health tax and other payroll taxes, applicable statutory health insurance premiums, workers compensation and workplace insurance premiums, accrued wages, salaries and commissions, vacation pay and employee benefit plan payments, will be appropriately adjusted to the Effective Time and accrued in the Final Working Capital Statement to the extent they are included in Working Capital.

Article 9

Covenants of the Parties

9.1	Access for Due Diligence

Subject to compliance with applicable Laws, during the Closing Period the Seller shall

(a)	give the Purchaser and its accountants, legal advisers and other representatives, access to personnel, premises, Books and Records and all other Purchased Assets, and

(b)	provide the Purchaser with such information relating to the Purchased Business and the Purchased Assets as the Purchaser may reasonably request.

9.2	Transaction Personal Information

(a)	Prior to Closing, the Purchaser shall not disclose Transaction Personal Information to any Person other than its representatives, including its counsel and other advisors, who are evaluating and advising on the transactions contemplated by this Agreement.

(b)	The Purchaser shall protect the Transaction Personal Information against unauthorized use or disclosure with security safeguards appropriate to the sensitivity of the Transaction Personal Information and shall cause its representatives to observe the terms of this Section 9.2 with respect to the Transaction Personal Information in their possession. If this Agreement is terminated by the Seller prior to Closing in accordance with its terms, the Purchaser shall promptly deliver to the Seller or permanently delete, all Transaction Personal Information in its possession or in the possession of any of its representatives, including all copies, reproductions, summaries and extracts thereof.

(c)	After Closing, the Seller shall protect any Transaction Personal Information which continues to be in its possession or under its control with security safeguards appropriate to the sensitivity of the Transaction Personal Information and, in any event, no less than the safeguards used by the Seller or Seller Parent to protect other comparable information. Upon Closing, the Purchaser shall (i) use and disclose the Transaction Personal Information solely for the purposes for which the Transaction Personal Information was collected, permitted to be used or disclosed before Closing (as evidenced from the records of the Seller transferred at Closing) subject to any other purposes permitted or required by Law; (ii) protect that Transaction Personal Information by security safeguards appropriate to the sensitivity of the Transaction Personal Information; and (iii) to the extent required by Law, give effect to any withdrawal of consent. Within a reasonable period of time following Closing, the Purchaser will notify affected individuals via appropriate means (which may include direct or indirect communications) that the Closing has been completed and that the Transaction Personal Information has been disclosed to the Purchaser.

9.3	Confidentiality

(a)	The Seller and the Purchaser Parent acknowledge being parties to the Confidentiality Agreement and the Parties agree to comply with such agreement in accordance with its terms. The Purchaser and Purchaser Parent are both deemed to be “Recipients” for the purposes of the Confidentiality Agreement.

(b)	For a period of six (6) years commencing on the Closing Date, each of the Seller and the Seller Parent shall, and shall cause their respective affiliates to, hold in confidence any and all information, whether written or oral, concerning the Purchased Business or the transactions consummated pursuant to this Agreement, except to the extent that such Party can show that such information, at any time during such six (6) year period (a) is generally available to and known by the public through no fault of the Seller, the Seller Parent or any of their respective affiliates or representatives; or (b) is lawfully acquired by the Seller or the Seller Parent or their respective affiliates or representatives after the Closing from sources that are not restricted from disclosing such information by a legal, contractual or fiduciary obligation. If, during the six (6) year period commencing on the Closing Date, the Seller, the Seller Parent or their respective affiliates or representatives is compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Seller shall promptly notify the Purchaser in writing and the Seller or the Seller Parent, as applicable, shall disclose only that portion of such information that the Seller is advised by its counsel in writing is legally required to be disclosed, provided that the Seller shall, at Purchaser’s expense, use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

9.4	Conduct of Business Prior to Closing

Except as contemplated by this Agreement, during the Closing Period, the Seller shall conduct the Purchased Business in the Ordinary Course. Without limiting the generality of the foregoing, the Seller shall:

(a)	use its commercially reasonable efforts to preserve intact the organization of the Purchased Business, continue the employment of its Employees and maintain good relations with, and the goodwill of, suppliers, customers and all other Persons having business relationships with the Seller in connection with the Purchased Business;

(b)	not sell, transfer, pledge, lease, dispose of or encumber or agree to sell, dispose of or encumber any of the Purchased Assets, except in the Ordinary Course;

(c)	comply with all Authorizations in all material respects and all contractual obligations under the Material Contracts;

(d)	not amend, modify or renew any Material Contract or enter into any new Material Contract;

(e)	maintain all Books and Records in the Ordinary Course;

(f)	not (i) increase or agree to increase the compensation payable or to become payable to any Employee, (ii) grant any new rights (or increase any right) to severance or termination pay to any Employee, (iii) enter into any collective bargaining agreement with respect to the Employees, (iv) establish, adopt, enter into, materially amend or terminate any Employee Plan for Employees, (v) materially alter any terms or conditions of employment of any Employee, (vi) terminate any Employee or hire any new Employee or (vii) make any or agree to make any bonus or profit sharing distribution or similar payment of any kind to any Employee;

(g)	subject to applicable Laws, confer with the Purchaser concerning operational matters of a material nature relating to the Purchased Business;

(h)	not grant to any customer of the Purchased Business any special discount, or make any change in the price of products and services charged to customers of the Purchased Business, the method of billing customers or the credit terms available to customers of the Purchased Business which is outside the Ordinary Course;

(i)	use its commercially reasonable efforts to not cause or permit to exist a breach of any representations and warranties of the Seller contained in this Agreement and use its commercially reasonable efforts to conduct the Purchased Business in such a manner that on the Closing Date such representations and warranties will be true, correct and complete as if they were made on and as of such date; and

(j)	periodically report to the Purchaser concerning material matters relating to the Purchased Business and the Purchased Assets.

The Seller may request the consent of the Purchaser to an action the Seller proposes to take in connection with the Purchased Business that is not being taken in the Ordinary Course. If the Seller provides the Purchaser with sufficient information to analyze the impact of such action on the Purchased Business, the Purchaser’s consent may not be unreasonably withheld, conditioned or delayed.

9.5	Actions to Satisfy Closing Conditions

(a)	The Seller shall take all such actions as are within its power to control and shall use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 10.4 including ensuring that there is no breach of any of its representations and warranties.

(b)	The Purchaser shall take all such actions as are within its power to control and shall use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 10.5 including ensuring that there is no breach of any of its representations and warranties.

9.6	Notice of Untrue Representation or Warranty

During the Closing Period, each Party shall promptly notify the other Party upon any representation or warranty made by it becoming untrue or incorrect in any material respect.

9.7	Request for Consents and Authorizations

The Seller and the Purchaser shall use commercially reasonable efforts to obtain, prior to Closing, all Consents and all Authorizations necessary or advisable in order to complete the transfer of the Purchased Assets in accordance with the terms of the Agreement. In the event any such Consents and Authorizations are not obtained prior to Closing notwithstanding such efforts, the Seller and Purchaser shall continue to use commercially reasonable efforts after Closing to obtain such Consents and Authorizations as soon as possible after Closing.

9.8	Transfer of the Purchased Assets

The Seller shall take all necessary steps and corporate proceedings to permit good and marketable title to the Purchased Assets to be duly and validly transferred and assigned to the Purchaser at the Closing, free of all Liens other than Permitted Encumbrances.

9.9	Books and Records

The Purchaser shall retain all accounting Books and Records in its possession for a period of six years from the Closing Date or for such longer period as may be required by applicable Law. So long as any such Books and Records are retained by the Purchaser, the Seller may inspect and make copies (at its own expense) of them for purposes of preparing its own Tax Returns or responding to enquiries from Governmental Authorities.

9.10	R&W Insurance Policy

(a)	The Parties shall use their respective commercially reasonable efforts to satisfy all conditions precedent to the issuance of the R&W Insurance Policy so as to permit its issuance at Closing. Provided all such conditions precedent are satisfied, the Purchaser shall:

(i)	purchase the R&W Insurance Policy with effect on the Closing Date; and

(ii)	on or prior to Closing, pay the R&W Insurance Policy premium, underwriting fees, due diligence costs and expenses and other costs and expenses related to the purchase or placement of the R&W Insurance Policy.

(b)	The Purchaser hereby covenants and agrees with the Seller that the R&W Insurance Policy shall not be amended or otherwise modified, except with the written consent of the Seller.

(c)	The Purchaser shall not amend, waive, cancel or otherwise modify the R&W Insurance Policy in any manner that would allow the insurer or any other Person to subrogate or otherwise make or bring any claim or other proceeding against the Seller other than to subrogate or otherwise make or bring a claim arising from Fraud or as otherwise permitted by this Agreement.

9.11	Transition Services Agreement

The Seller shall develop with the Purchaser, prior to the Closing Date, the schedule of transitional services and associated fees, consistent with the Transition Services Agreement, to be appended as schedules to the Transition Services Agreement.

9.12	Wrong Pockets

(a)	If within 18 months following Closing, any Party discovers that:

(i)	any right, title or interest in any Excluded Asset, or any other asset not used primarily in connection with the Purchased Business (each, a “Wrong Pocket Excluded Asset”) that was meant to be retained by the Seller pursuant to the terms of this Agreement was transferred to the Purchaser; or

(ii)	any liability or obligation, including any Retained Liabilities (each a “Wrong Pocket Retained Liability”) that was meant to be retained by the Seller pursuant to the terms of this Agreement was transferred to or assumed by the Purchaser;

then as promptly as reasonably practicable (iii) the Purchaser shall transfer such Wrong Pocket Excluded Asset or assign such Wrong Pocket Retained Liability to the Seller and/or the Seller shall accept such Wrong Party Excluded Asset or assume such Wrong Pocket Retained Liability, in each case for no additional consideration; and (iv) in the case of a Wrong Pocket Excluded Asset, the Purchaser shall hold such right, title and interest in and to the Wrong Pocket Excluded Asset in trust for the Seller until such time as the transfer is completed; and in the case of a Wrong Pocket Retained Liability, the Seller shall perform and discharge such Wrong Pocket Retained Liability in accordance with its terms.

(b)	If within 18 months following Closing, any Party discovers that:

(i)	any right, title or interest in any asset used primarily in connection with the Purchased Business (a “Wrong Pocket Asset”) that was meant to be transferred to the Purchaser pursuant to the terms of this Agreement was not transferred to the Purchaser; or

(ii)	any liability or obligation, including any Assumed Liabilities (each a “Wrong Pocket Assumed Liability”) that was meant to be assumed by the Purchaser pursuant to the terms of this Agreement was not transferred to or assumed by the Purchaser;

then as promptly as reasonably practicable (iii) the Seller shall transfer, such Wrong Pocket Asset to the Purchaser or assign such Wrong Pocket Assumed Liability to the Purchaser and/or the Purchaser shall accept such Wrong Party Asset and assume such Wrong Pocket Assumed Liability, in each case for no additional consideration; and (iv) in the case of a Wrong Pocket Asset, the Seller shall hold such right, title and interest in and to the Wrong Pocket Asset in trust for the Purchaser until such time as the transfer is completed; and in the case of a Wrong Pocket Retained Liability, the Purchaser shall perform and discharge such Wrong Pocket Retained Liability in accordance with its terms.

(c)	All costs and expenses arising out of compliance with this Section 9.12 shall be allocated to the Parties as though such transfers had been completed, and the expenses incurred in connection with such transfers had been allocated, as of the applicable Closing Date in accordance with this Section 9.12. The Parties shall cooperate in good faith in connection with the transfers contemplated by this Section 9.12.

9.13	Letters of Credit

Section 9.13 of the Seller Disclosure Letter lists the Seller LCs and the face amount thereof. As soon as practicable following Closing, the Purchaser shall make the necessary arrangements to replace the Seller LCs with letters of credit posted by the Purchaser or such other Person as may be designated by the Purchaser and acceptable to the applicable landlord, or make such other arrangements as may be necessary to obtain the release of the Seller LCs, and the Purchaser shall use commercially reasonable efforts to complete the foregoing within 30 days following the Closing Date. The Purchaser will indemnify and save harmless the Seller and the Seller Parent from any amounts drawn on a Seller LC as a result of a breach by the Purchaser of any Lease.

9.14	ETA Registration

The Purchaser will promptly notify the Seller in writing upon receipt by the Purchaser of a registration number under the ETA.

Article 10

Closing and Conditions to Closing

10.1	Date, Time and Place of Closing

The completion of the transaction of purchase and sale contemplated by this Agreement will take place virtually at 10:00 AM (Toronto time) on the Closing Date or at such other place, on such other date or at such other time as may be agreed upon in writing by the Parties.

10.2	Closing Procedures

Subject to satisfaction or waiver of the conditions of closing by the relevant Party, at the Closing, the Seller shall deliver the instruments of conveyance described in Section 10.4(i)(vii) to the Purchaser and, upon such delivery, the Purchaser shall assume the Assumed Liabilities and pay or satisfy the Purchase Price in accordance with Article 3.

10.3	Effective Time

The transfer of ownership and possession of the Purchased Assets is deemed to take effect at the Effective Time on the Closing Date.

10.4	Conditions in Favour of the Purchaser

The obligation of the Purchaser to complete the transactions contemplated by this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	The Fundamental Representations of the Seller and the Seller Parent shall be true and correct in all but de minimis respects as of the Closing Date as if such Fundamental Representations had been made on the Closing Date. All other representations and warranties of the Seller and the Seller Parent contained in this Agreement that are qualified as to materiality shall be true and correct in all respects as of the Closing Date as if such representations and warranties had been made on the Closing Date. The remaining representations and warranties of the Seller and the Seller Parent contained in this Agreement shall be true and correct in all material respects as of the Closing Date as if such representations and warranties had been made on the Closing Date and the Seller shall have delivered a certificate of a senior officer of each of the Seller and the Seller Parent confirming the foregoing.

(b)	The Seller shall have fulfilled, performed or complied with in all material respects all covenants contained in this Agreement and in any Acquisition Agreement to which it is a party to be fulfilled, performed or complied with by it at or prior to Closing, and the Seller shall have executed and delivered a certificate of a senior officer to that effect.

(c)	All Required Consents and Authorizations shall have been obtained on terms acceptable to the Purchaser, acting reasonably.

(d)	All Payout Letters shall have been obtained on terms acceptable to the Purchaser, acting reasonably.

(e)	No action or proceeding shall be pending or threatened by any Governmental Authority in any jurisdiction, to enjoin, restrict or prohibit (i) any of the transactions contemplated by this Agreement, or (ii) the right of the Purchaser to acquire or own the Purchased Assets; or the right of the Purchaser to operate the Purchased Business after Closing on substantially the same basis as currently operated.

(f)	There shall not have occurred a Material Adverse Effect.

(g)	The conditions precedent to the R&W Insurance Policy shall have been satisfied such that the R&W Insurance Policy shall be issued with effect as of the Closing Date. Notwithstanding the foregoing, the Purchaser shall not allow the failure to obtain a Tech E&O Policy and/or the Cyber Insurance Policy (each as defined in the R&W Insurance Policy) from preventing the issuance of the RWI Insurance Policy.

(h)	No Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

(i)	Each of the Key Employees shall have entered into new employment contracts with the Purchaser in form and substance satisfactory to the Purchaser, acting reasonably and not less than 90% of all of the other Employees shall have accepted the Purchaser’s offer of employment.

(j)	The Seller or the Seller Parent, as applicable, shall have delivered or caused to be delivered to the Purchaser the following:

(i)	certified copy of a resolution of the board of directors of the Seller Parent approving the entering into of this Agreement;

(ii)	certified copies of (A) the articles and by-laws of the Seller, (B) resolutions of the shareholders or the board of directors of the Seller, as applicable, approving the entering into and completion of the transaction contemplated by this Agreement, and (C) a list of the officers and directors authorized to sign agreements together with their specimen signatures, all in form and substance satisfactory to the Purchaser, acting reasonably;

(iii)	a certificate of status, compliance or like certificate with respect to the Seller issued by appropriate government officials of its jurisdiction of incorporation;

(iv)	a purchase certificate issued by the Ontario Workplace Safety and Insurance Board in respect of the Seller and the Purchased Business and documentation from the workers’ compensation boards in the other jurisdictions in which the Purchased Business is carried on, confirming that as at the Closing Date, the relevant board has no claim against the Seller in respect of any amounts payable under the relevant workers’ compensation legislation;

(v)	a financing statement in respect of the sale of Accounts Receivable appropriate for registration under the Personal Property Security Act (Ontario) and any other applicable personal property security legislation;

(vi)	all necessary deeds, conveyances, transfers and assignments and any other instruments necessary or reasonably required to transfer the Purchased Assets to the Purchaser with good title, free and clear of all Liens other than Permitted Encumbrances;

(vii)	evidence, satisfactory to the Purchaser, of the payment of outstanding amounts pursuant to the Payout Letters;

(viii)	a non-competition, non-solicitation and non-disparagement agreement executed by the Seller Parent and the Seller, substantially in the form set out in Exhibit 10.4(i)(ix) (the “Non-Competition Agreement”);

(ix)	the Escrow Agreement duly executed by the Seller;

(x)	the Master Services Agreements duly executed by the Seller;

(xi)	the Transition Services Agreement executed by the Seller; and

(xii)	the Consent and No Interest Letters.

10.5	Conditions in Favour of the Seller

The obligation of the Seller to complete the transactions contemplated in this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Seller and may be waived, in whole or in part, by the Seller in its sole discretion:

(a)	The representations and warranties of the Purchaser and Purchaser Parent contained in this Agreement that are qualified as to materiality shall be true and correct in all respects as of the Closing Date as if such representations and warranties had been made on the Closing Date. The remaining representations and warranties of the Purchaser and the Purchaser Parent contained in this Agreement shall be true and correct in all material respects as of the Closing Date as if such representations and warranties had been made on the Closing Date and the Purchaser shall have delivered a certificate of a senior officer of each of the Purchaser and the Purchaser Parent confirming the foregoing.

(b)	The Purchaser shall have fulfilled, performed or complied with in all material respects all covenants contained in this Agreement and in any Acquisition Agreement to which it is a party to be fulfilled, performed or complied with by it at or prior to Closing and the Purchaser shall have executed and delivered a certificate of a senior officer to that effect.

(c)	No action or proceeding shall be pending or threatened by any Person (other than the Purchaser, the Seller or any of their respective affiliates) in any jurisdiction, to enjoin, restrict or prohibit (i) any of the transactions contemplated by this Agreement, or (ii) the right of the Seller to sell the Purchased Assets or transfer the Assumed Liabilities.

(d)	No Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

(e)	The conditions precedent to the R&W Insurance Policy shall have been satisfied such that the R&W Insurance Policy shall be issued with effect as of the Closing Date.

(f)	The Consent and No Interest Letters shall have been obtained.

(g)	The Purchaser or the Purchaser Parent, as applicable, shall have delivered or caused to be delivered to the Seller the following:

(i)	a certified copy of the resolution of the board of directors of the Purchaser Parent approving the entering into of this Agreement;

(ii)	certified copies of (A) the articles and by-laws of the Purchaser, (B) resolutions of the shareholders or the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement, and (C) a list of its officers and directors authorized to sign agreements together with their specimen signatures, all in form and substance satisfactory to the Seller, acting reasonably;

(iii)	a certificate of status, compliance or like certificate with respect to the Purchaser issued by the appropriate government official of its jurisdiction of incorporation;

(iv)	all necessary conveyances, assignments and assumption agreements evidencing the assumption by the Purchaser of the Assumed Liabilities;

(v)	copies of the offer of employments delivered pursuant to Section 8.2;

(vi)	an agreement to assign each of the Leases to the Purchaser, in each case executed by the Purchaser and landlord under each Lease, in form and substance satisfactory to the Seller, acting reasonably;

(vii)	the General Conveyance and Assumption of Liabilities Agreement executed by the Purchaser;

(viii)	the Escrow Agreement duly executed by the Purchaser;

(ix)	the Non-Competition Agreement duly executed by the Purchaser Parent and the Purchaser;

(x)	the Master Services Agreements duly executed by the Purchaser; and

(xi)	the Transition Services Agreement duly executed by the Purchaser.

10.6	Waiver of Conditions of Closing

If any of the conditions set forth in Section 10.4 have not been satisfied, the Purchaser may elect in writing to waive the condition and proceed with the completion of the transactions contemplated by this Agreement and the Seller will have no liability with respect to that specifically waived condition. If any of the conditions set forth in Section 10.5 have not been satisfied, the Seller may elect in writing to waive the condition and proceed with the completion of the transactions contemplated by this Agreement and the Purchaser will have no liability with respect to that specifically waived condition. Any such waiver and election by the Purchaser or the Seller, as the case may be, will only serve as a waiver of that specific closing condition.

Article 11

Termination

11.1	Termination

This Agreement may be terminated at any time on or prior to Closing:

(a)	by the Purchaser upon written notice to the Seller if, on the Closing Date, any of the conditions specified in Section 10.4 have not been satisfied or waived by the Purchaser;

(b)	by the Purchaser upon written notice to the Seller, if there has been a material violation or material breach by the Seller of any covenant, representation and warranty or other agreement contained in the Agreement such that any condition specified in Section 10.4 would be incapable of being satisfied or performed by the Closing Date, and such violation or breach is not waived by the Purchaser or cured by the Seller, as the case maybe, within twenty Business Days after written notice thereof by the Purchaser, provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions in Section 10.4 not to be satisfied;

(c)	by the Seller upon written notice to the Purchaser if, on the Closing Date, any of the conditions specified in Section 10.5 have not been satisfied or waived by the Seller;

(d)	by the Seller upon written notice to the Purchaser, if there has been a material violation or material breach by the Purchaser of any covenant, representation and warranty or other agreement contained in the Agreement such that any condition specified in Section 10.5 would be incapable of being satisfied or performed by the Closing Date, and such violation or breach is not waived by the Seller, or cured by the Purchaser within twenty business days after written notice thereof by the Seller, provided that the Seller is not then in breach of this Agreement so as to cause any of the conditions in Section 10.5 not to be satisfied;

(e)	by either the Purchaser or the Seller if the Closing has not occurred (other than through the failure of the Party seeking to terminate the Agreement to comply with its obligations under this Agreement), on or before the Outside Date; or

(f)	by written agreement of the Parties.

11.2	Effect of Termination

(a)	If this Agreement is terminated pursuant to Sections 11.1(e) or 11.1(f) all obligations of the Parties pursuant to this Agreement will terminate without further liability of any Party to any other Party except for:

(i)	Section 14.11 relating to expenses; and

(ii)	this Section 11.2.

(b)	If the Agreement is terminated by the Purchaser pursuant to Sections 11.1(a) or 11.1(b) and the right to terminate arose because of a breach of the Agreement by the Seller (including a breach by the Seller resulting in a condition in favour of the Purchaser failing to be satisfied), then the Seller shall remain fully liable for any and all damages suffered by the Purchaser as a result thereof.

(c)	If the Agreement is terminated by the Seller pursuant to Sections 11.1(c) or 11.1(d) and the right to terminate arose because of a breach of the Agreement by the Purchaser (including a breach by the Purchaser resulting in a condition in favour of the Seller failing to be satisfied), then the Purchaser shall remain fully liable for any and all damages suffered by the Seller as a result thereof.

Article 12

No Recourse

12.1	No Recourse

(a)	Subject to Sections 12.2 and 13.1 and subject to any equitable remedies available under applicable Law, following the Closing, the Seller and the Seller Parent shall have no liability to any Person (including the Purchaser Parent) for any breach of a representation, warranty or covenant of the Seller or the Seller Parent in this Agreement. For greater certainty, subject to Sections 12.2 and 13.1, the Purchaser agrees that, following Closing, its sole source of indemnification and recovery of any and all Losses arising in connection with any breach of a representation or warranty of the Seller or the Seller Parent in this Agreement shall be the R&W Insurance Policy, and the Purchaser shall not directly or indirectly otherwise pursue any right, claim or action against the Seller or the Seller Parent, without regard as to whether Purchaser does or may actually recover under the R&W Insurance Policy. Nothing in this Agreement shall be deemed to limit any rights of the Purchaser or its affiliates as against any insurer under the R&W Insurance Policy.

(b)	The rights and remedies the Purchaser may have against the Seller or the Seller Parent for a breach of any representation, warranty, covenant or obligation under this Agreement, are exclusively governed by this Agreement. To the extent permitted by applicable Law, any further claims and remedies (other than claims for equitable remedies available under applicable Law which do not include claims for monetary damages), irrespective of the nature, amount or legal basis, are hereby expressly waived and excluded.

(c)	Notwithstanding anything herein contained to the contrary, in the case of any beach of any representation and warranty involving Fraud by such Party (a “Fraudulent Party”) there shall be no limitation on the right of the other Party to bring a claim in respect of such breach against the Fraudulent Party and to be indemnified in respect thereof.

12.2	Indemnity by the Seller

Notwithstanding Section 12.1, subject to the other provisions of this Article 12, following the Closing, the Seller shall indemnify the Purchaser, its affiliates, shareholders, directors, employees and agents (collectively, the “Purchaser Indemnified Parties”) from and against the amount of any and all Losses incurred by the Purchaser Indemnified Parties arising out of:

(a)	any breach of, or inaccuracy in, any Fundamental Representation made by the Seller in Article 4 hereof or in the certificate delivered pursuant to Section 10.4(a);

(b)	any breach of, or inaccuracy in, any representation or warranty made by the Seller in Article 4 hereof or in the certificate delivered pursuant to Section 10.4(a) in each case arising from the Fraud of the Seller;

(c)	any breach of any covenant to be performed by the Seller pursuant to the terms of this Agreement;

(d)	the failure to obtain a certificate under section 6 of the Retail Sales Tax Act (Ontario) or any equivalent or corresponding provision under any other applicable tax legislation; and

(e)	the Retained Liabilities, whether or not disclosed in the Seller Disclosure Letter.

12.3	Indemnification by the Purchaser

Subject to the other provisions of this Article 12, following the Closing, the Purchaser shall indemnify the Seller, its affiliates, shareholders, directors, employees and agents (collectively, the “Seller Indemnified Parties”) from and against the amount of any and all Losses incurred by the Seller Indemnified Parties arising out of:

(a)	any breach of, or inaccuracy, in any representation or warranty made by the Purchaser in Article 5 hereof or in the certificate delivered pursuant to Section 10.5(a);

(b)	any breach of any covenant to be performed by the Purchaser pursuant to the terms of this Agreement; and

(c)	the Assumed Liabilities.

12.4	Limitations on Indemnification

(a)	The maximum aggregate liability of the Seller to the Purchaser Indemnified Parties shall not exceed in the case of claims for indemnification pursuant to Section 12.2(a), the Purchase Price (the “Cap”).

(b)	The Cap shall not apply to claims for indemnification made by a Purchaser Indemnified Party against the Seller pursuant to Sections 12.2(b), 12.2(c), 12.2(d) and 12.2(e).

12.5	Sources of Recovery by Purchaser Indemnified Parties

(a)	The Purchaser acknowledges and agrees that the R&W Insurance Policy shall be the first source of recovery for any claim for indemnification pursuant to Section 12.2(a). In the event the Losses to which the Purchaser is entitled to indemnification pursuant to Section 12.2(a) is greater than the coverage available under the R&W Insurance Policy, the Purchaser may have recourse during the Indemnity Escrow Period to the Indemnity Escrow Amount. In the event the amount of the Losses to which the Purchaser is entitled to indemnification exceeds the amount of coverage available under the R&W Insurance Policy plus the Indemnity Escrow Amount, if any, the Seller shall make a payment to the Purchaser Indemnified Party in the required amount.

(b)	In the event the Losses to which the Purchaser is entitled to indemnification pursuant to Section 12.2(b), 12.2(c), 12.2(d) and 12.2(e), the Purchaser may have recourse during the Indemnity Escrow Period to the Indemnity Escrow Amount. In the event the amount of the Losses to which the Purchaser is entitled to indemnification under such Sections exceeds the remaining balance of the Indemnity Escrow Amount, if any, the Seller shall make a payment to the Purchaser Indemnified Party in the required amount.

12.6	Notice of Third Party Claims

If a Party entitled to indemnification hereunder (in this Article 12, the “Indemnified Party”) receives notice of the commencement or assertion of any claim for which the other Party (in this Article 12, the “Indemnifying Party”) may be liable for indemnification pursuant to this Article 12 that has been asserted against the Indemnified Party by any Person who is not a Party or an affiliate of a Party (a “Third Party Claim”), the Indemnified Party shall give the Indemnifying Party reasonably prompt notice thereof (“Third Party Claim Notice”), but in any event no later than 30 days after receipt of such notice of such Third Party Claim. The Third Party Claim Notice shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Losses that have been or may be sustained by the Indemnified Party or if the estimated amount of such Losses is not known. The omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability on the part of the Indemnifying Party to the Indemnified Party that otherwise may exist with respect to such cause under this Article 12 unless (and only to that extent that) the omission to notify actually and materially prejudices the ability of the Indemnifying Party to exercise its right to defend as provided in this Article 12. From the time the Indemnified Party receives notice of the Third Party Claim, the Indemnified Party shall, at the expense of the Indemnifying Party and subject to receipt of all reasonable cooperation from the Indemnifying Party, take all commercially reasonable steps to protect its rights and the rights of the Indemnifying Party in respect of such Third Party Claim, provided that the failure to take such steps shall not impact the right of the Indemnified Party to indemnification hereunder except to the extent the Indemnifying Party was actually prejudiced by such delay.

12.7	Defence of Third Party Claims

(a)	Each of the Seller and the Purchaser shall use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim: (i) those of its employees whose assistance, testimony or presence is necessary in connection with such defence; and (ii) all documents in its possession reasonably required for use in such defence.

(b)	The Indemnifying Party may participate in or assume the defence, compromise or settlement of such Third Party Claim (unless such Third Party Claim relates to Taxes) by giving notice to that effect to the Indemnified Party not later than 30 days (or such shorter period as is required so as not to prejudice the Indemnified Party) after receiving the Third Party Claim Notice provided that the right to do so shall be subject to the rights of any insurer or other third party who has potential liability in respect of the Third Party Claim, provided that the Indemnified Party shall provide such reasonable assistance as the Indemnifying Party may request in seeking the consent of such insurer or other party to allow the Indemnified Party to assist in the defence, compromise or settlement of such Third Party Claim. The Indemnifying Party shall pay all of its own expenses of participating in or assuming such defence. The Indemnified Party shall co-operate in good faith in the defence, compromise or settlement of each Third Party Claim, even if the defence, compromise or settlement has been assumed by the Indemnifying Party, and make available to the Indemnifying Party all relevant information in its possession or under its control (provided that it does not cause either of them to breach any confidentiality obligations) and shall take such other steps as are, in the reasonable opinion of counsel for the Indemnifying Party, necessary to enable the Indemnifying Party to conduct such defence, and may participate in such defence assisted by counsel of its own choice at its own expense (without any right to claim indemnification for such costs and expenses), but shall have no right to control the defence of the Third Party Claim.

(c)	Notwithstanding Section 12.7(b), in respect of a Third Party Claim, the Indemnifying Party shall not have the right to assume the defence, compromise or settlement of such Third Party Claim (a “Third Party Action”), notwithstanding the timely delivery of its election to assume the conduct and control of such Third Party Action pursuant to Section 12.7(b), (A) if the Third Party Action seeks an injunction or other equitable relief against the Indemnified Party that cannot be separated from the related claim for monetary damages, (B) if the Indemnified Party shall have been advised by counsel that there are one or more legal or equitable defenses available to the Indemnified Party and, in the reasonable opinion of the Indemnified Party, counsel for the Indemnifying Party could not assert such defenses on behalf of the Indemnified Party, (C) the claim directly relates to or alleges criminal liability or (D) the aggregate amount of Losses reasonably expected to result from such Third Party Action at the time when the applicable notice of a claim for indemnification is delivered, together with the aggregate amount of Losses reasonably expected to result from all other Third Party Actions with respect to which a written notice of a claim for indemnification has previously been delivered in compliance with the terms of this Agreement, exceeds the maximum amount for which the Indemnifying Party is required to indemnify the Indemnified Party pursuant to Section 12.13, if applicable. The party not controlling such defense of a Third-Party Claim may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party is advised by counsel in good faith, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such Third-Party Action which would prohibit a single legal counsel from representing both the Indemnifying Party and the Indemnified Party in such matter, the reasonable fees and expenses of counsel to the Indemnified Party, solely in connection therewith shall be considered “Losses” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one (1) counsel for all Indemnified Parties.

(d)	If the Third Party Claim involves a Claim by a Governmental Authority requiring the payment of any Taxes and the failure to make such payment by a particular time would result in the imposition of any fine or penalty or would impair the ability to defend such Claim, or if any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to any other Person with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, as the case may be, and the Indemnified Party gives notice thereof to the Indemnifying Party, subject to the limitations set out in Section 12.4, the Indemnifying Party shall make the required payment on behalf of the Indemnified Party prior to the required time and the Indemnified Party shall reimburse the Indemnifying Party (together with interest at the Prime Rate, except in the case of Taxes in which case interest shall be equal to such interest paid, if any, by the taxing authority to the Indemnified Party net of any Taxes payable by the Indemnified Party on such interest) in the event it is subsequently determined that the payment made by the Indemnifying Party on behalf of the Indemnified Party does not qualify as Losses for which the Indemnifying Party is liable under this Article 12.

12.8	Settlement of Third Party Claims

If the Indemnifying Party elects to assume the defence, compromise or settlement of any Third Party Claim as provided in Section 12.7(b), then, subject as provided therein, the Indemnifying Party shall not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defence of such Third Party Claim except as provided for in Section 12.7. However, if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Indemnified Party that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifying Party has failed to take such steps, the Indemnified Party may, at its option and upon notice to the Indemnifying Party, elect to assume the defence, compromise and settlement of the Third Party Claim assisted by counsel of its own choosing and the Indemnifying Party shall be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of the Indemnified Party, the Indemnifying Party shall not enter into or cause any compromise or settlement of any Third Party Claim unless:

(a)	the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief;

(b)	the compromise or settlement does not include an admission of fault, culpability or failure to act on the part of the Indemnified Party;

(c)	the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction or release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably; and

(d)	the compromise or settlement would not reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of any Indemnified Party.

12.9	Procedures for Indemnification Other Than Third-Party Claims.

(a)	If the Indemnified Party shall claim to have suffered a Loss (other than with respect to any Third Party Claim) for which indemnification is available hereunder, the Indemnified Party shall promptly provide written notification to the Indemnifying Party (a “Claim Notice”) of such claim (provided, that the failure by the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability to the Indemnified Party except to the extent the rights of the Party from whom indemnity is sought are actually and materially prejudiced as a result of such failure), which written notice shall describe the facts and circumstances giving rise to such Loss, the basis upon which indemnity is being sought, the amount or estimated amount of the Loss, if known or reasonably ascertainable at the time such claim is made, and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement. Notwithstanding the foregoing, the Purchaser shall not be required to provide notice under this Section 12.9 to the Seller to the extent that the R&W Insurance Policy is the sole and exclusive remedy with respect to such claim.

(b)	If the Indemnified Party shall have received from the Indemnifying Party, within 30 Business Days after the Indemnifying Party’s receipt of a Claim Notice made in accordance with Section 12.9, a written notice setting forth the Indemnifying Party’s objections to such claim and the Indemnifying Party’s reasons for such objection, then the Parties shall negotiate in good faith for a period of at least 20 Business Days from the date the Indemnified Party receives such objection (such period is hereinafter referred to as the “Claim Negotiation Period”). After the Claim Negotiation Period, if the Parties still cannot agree on the claim, the Indemnified Party may, at any time thereafter, commence legal proceedings against the Indemnifying Party to enforce its rights to indemnification from and against any Losses described in the Claim Notice. If the Indemnifying Party does not submit a written notice objecting to such claims within such 30 Business Day period, then the Indemnifying Party shall be deemed to have accepted such claim.

12.10	Determination of Breaches and Losses

For purposes of determining the amount of Losses resulting from any breach of a representation and warranty, and not for determining whether or not any breach of representations and warranties has occurred, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining Losses under this Article 12 the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them.

12.11	Duty to Mitigate and Reduction

(a)	Nothing in this Agreement limits the general obligation at law of an Indemnified Party to mitigate any Losses that it may suffer or incur by reason of the breach by an Indemnifying Party of its representations, warranties, covenants and other obligations in this Agreement.

(b)	An Indemnified Party’s right to recover Losses from an Indemnifying Party under this Article 12 will be reduced by the net amounts recovered by the Indemnified Party under insurance policies, including pursuant to the R&W Insurance Policy in the case of Purchaser Indemnified Parties, indemnities, reimbursement arrangements or similar agreements. If any such recoveries are received by the Indemnified Party after a payment has been made by the Indemnifying Party to the Indemnified Party with respect thereto, then the Indemnified Party shall promptly reimburse the Indemnifying Party for the amount so received or recovered.

12.12	Losses and Goodwill

Any payment made by the Seller indemnifying the Purchaser for Losses pursuant to this Article 12 will constitute a dollar-for-dollar decrease of the Purchase Price. For greater certainty, any such decrease of the Purchase Price will be allocated among the Purchased Assets to which such Losses can reasonably be considered to relate or if such payment does not reasonably relate to any particular Purchased Asset(s), such decrease will be allocated to the goodwill of the Business.

12.13	Agency for Non-Parties

Each Party hereby accepts each indemnity in favour of its indemnified Persons who are not Parties as agent for and on their behalf. A Party may enforce an indemnity in favour of any of that Party’s indemnified Persons on behalf of each such Person.

Article 13
Guarantee

13.1	Seller Parent Guarantee

(a)	The Seller Parent hereby unconditionally and irrevocably guarantees to the Purchaser the timely and complete performance and payment of all obligations of the Seller under this Agreement (the “Seller Guaranteed Obligations”). The guarantee under this Article 13 may be enforced by the Purchaser without the necessity at any time of resorting to or exhausting any other remedy against the Seller or without the necessity at any time of having recourse against the Seller under this Agreement. The Seller Parent agrees that nothing contained in this Article 13 shall prevent the Purchaser from exercising any and all rights or remedies under this Agreement if the Seller fails to timely perform the Seller Guaranteed Obligations, and the exercise of any of the aforesaid rights and the completion of any actions or proceedings related thereto shall not constitute a discharge of any of the obligations of the Seller Parent hereunder, it being the express purpose and intent of the Seller Parent that its obligations hereunder shall be absolute, independent and unconditional under any and all circumstances. For greater certainty, the fulfillment of the Seller Guaranteed Obligations by the Seller shall constitute a discharge of any of the obligations of the Seller Parent hereunder.

(b)	The obligation of the Seller Parent to perform the Seller Guaranteed Obligations will not be limited or reduced as a result of the termination, invalidity or unenforceability of any right of the Purchaser under this Agreement against the Seller as a result of bankruptcy, insolvency or similar proceeding affecting the Seller or for any other circumstance or reason whatsoever (other than the fulfillment of the Seller Guaranteed Obligations).

(c)	The terms of this Article 13 shall continue to be effective, or shall be reinstated, as the case may be, if at any time any payment (in whole or in part), of any of the Seller Guaranteed Obligations is rescinded or must otherwise be returned or restored by the Purchaser by reason of the bankruptcy, insolvency or reorganization of the Seller, all as if though such Seller Guaranteed Obligations had not been fulfilled.

(d)	The Seller Parent, as a principal obligor, and as a separate and independent obligation and liability from its obligations and liabilities under this Article 13 but without duplication of recovery thereunder, shall indemnify, defend and save harmless the Purchaser and each of the Purchaser Indemnified Parties, from and against any and all Losses suffered or incurred by them in the enforcement of any of the provisions of this Article 13 or occasioned by any breach by the Seller Parent of any of the obligations owed to the Purchaser under this Article 13 in connection with any of (i) the failure of the Seller to fully and promptly perform any of the Seller Guaranteed Obligations (ii) the failure of the Seller Guaranteed Obligations to be legal, valid and binding obligations of the Seller for any reason whatsoever; and (iii) any of the provisions of this Article 13 being of becoming void, voidable, invalid or unenforceable.

13.2	Purchaser Parent Guarantee

(a)	The Purchaser Parent hereby unconditionally and irrevocably guarantees to the Seller the timely and complete performance and payment of all obligations of the Purchaser under this Agreement (the “Purchaser Guaranteed Obligations”). The guarantee under this Article 13 may be enforced by the Seller without the necessity at any time of resorting to or exhausting any other remedy or without the necessity at any time of having recourse against the Purchaser under this Agreement. The Purchaser Parent agrees that nothing contained in this Article 13 shall prevent the Seller from exercising any and all rights or remedies under this Agreement if the Purchaser fails to timely perform the Purchaser Guaranteed Obligations, and the exercise of any of the aforesaid rights and the completion of any actions or proceedings related thereto shall not constitute a discharge of any of the obligations of the Purchaser Parent hereunder, it being the express purpose and intent of the Purchaser Parent that its obligations hereunder shall be absolute, independent and unconditional under any and all circumstances. For greater certainty, the fulfillment of the Purchaser Guaranteed Obligations by the Purchaser shall constitute a discharge of any of the obligations of the Purchaser Parent hereunder.

(b)	The obligation of the Purchaser Parent to perform the Purchaser Guaranteed Obligations will not be limited or reduced as a result of the termination, invalidity or unenforceability of any right of the Purchaser under this Agreement against the Purchaser as a result of bankruptcy, insolvency or similar proceeding affecting the Purchaser or for any other circumstance or reason whatsoever (other than the fulfillment of the Purchaser Guaranteed Obligations).

(c)	The terms of this Article 13 shall continue to be effective, or shall be reinstated, as the case may be, if at any time any payment (in whole or in part), of any of the Purchaser Guaranteed Obligations is rescinded or must otherwise be returned or restored by the Purchaser by reason of the bankruptcy, insolvency or reorganization of the Purchaser, all as if though such Purchaser Guaranteed Obligations had not been fulfilled.

(d)	The Purchaser Parent, as a principal obligor, and as a separate and independent obligation and liability from its obligations and liabilities under this Article 13 but without duplication of recovery thereunder, shall indemnify, defend and save harmless the Seller and each of the Seller Indemnified Parties, from and against any and all Losses suffered or incurred by them in the enforcement of any of the provisions of this Article 13 or occasioned by any breach by the Purchaser Parent of any of the obligations owed to the Seller under this Article 13 in connection with any of (i) the failure of the Purchaser to fully and promptly perform any of the Purchaser Guaranteed Obligations (ii) the failure of the Purchaser Guaranteed Obligations to be legal, valid and binding obligations of the Purchaser for any reason whatsoever; and (iii) any of the provisions of this Article 13 being of becoming void, voidable, invalid or unenforceable.

Article 14
Miscellaneous

14.1	Survival of Seller Representation and Warranties

Except as otherwise provided in this Section 14.1, none of the representations or warranties of the Seller or the Seller Parent in this Agreement including the Seller Disclosure Letter, or any certificate or instrument delivered in connection with this Agreement, shall survive the Closing except:

(a)	in the case of Fraud under Section 12.2(b), in which case the representations and warranties (and the Indemnifying Party’s liability in connection therewith) will survive Closing and continue in full force and effect indefinitely; and

(b)	in the case of Fundamental Representations except for Section 4.19(b) under Section 12.2(a), in which case the representations and warranties (and the Indemnifying Party’s liability in connection therewith) will survive Closing and continue in full force and effect until the date that is 6 years following the Closing Date; and

(c)	in the case of Section 4.19(b) under Section 12.2(a), in which case the representations and warranties (and the Indemnifying Party’s liability in connection therewith) will survive Closing and continue in full force and effect until the date that is 3 years following the Closing Date.

14.2	Survival of Purchaser Representation and Warranties

The representations or warranties of the Purchaser in this Agreement, or any certificate or instrument delivered in connection with this Agreement, shall survive the Closing and continue in full force and effect until the date that is 6 years following the Closing Date except in the case of Fraud, in which case the representations and warranties (and the Indemnifying Party’s liability in connection therewith) will survive Closing and continue in full force and effect indefinitely.

14.3	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by email) as follows:

(a)	to the Purchaser or Purchaser Parent at:

24 Duncan Street

Suite 500

Toronto, ON
M5V 2B8

Attention:	Jaime Leverton, Chief Executive Officer
Tanya Woods, Vice President and General Counsel

Email:	[email addresses redacted]

with a copy (which does not constitute notice to the Seller) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400

M5H 2T6

Attention:   Krisztian Toth and Sean Stevens

Email:	ktoth@fasken.com
sstevens@fasken.com

(b)	to the Seller or Seller Parent at:

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800
Thornhill, Ontario L3T 7V9

Canada

Attention:   Matthew Gerber, Chief Executive Officer

Email:   [email addresses redacted]

with a copy (which does not constitute notice to the Seller) to:

Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000, P.O. Box 53,
Toronto, Ontario, M5K 1E7

Attention:   Paul Fitzgerald

Email:   paul.fitzgerald@nortonrosefulbright.com

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then on the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next succeeding Business Day.

In the case of a communication by email or other electronic means, receipt of such communication must be confirmed by the recipient by the end of the next Business Day or, if not so confirmed, must be followed by the dispatch of a copy of such communication pursuant to one of the other methods described above; provided however that any communication originally delivered by electronic means shall be deemed to have been given and received on the date stipulated above for electronic delivery.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

14.4	Entire Agreement

This Agreement together with the Acquisition Agreements constitutes the entire agreement between the Parties and supercedes all prior agreements, understandings, negotiations and discussions relating to the subject matter thereof, whether oral or written. There are no representations, warranties, covenants, conditions or other agreements, express or implied, statutory or otherwise, between the Parties relating to the subject matter hereof except as specifically set forth in this Agreement and the Acquisition Agreements. None of the Parties has relied or is relying on any other information, discussions or understandings in entering into and completing the transactions contemplated in this Agreement.

14.5	Amendments

This Agreement may only be amended or otherwise modified by written agreement of the Parties.

14.6	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. Any waiver by a Party of a provision of this Agreement is effective only if in writing and signed by such Party.

14.7	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

14.8	Enurement and Assignment

(a)	This Agreement will become effective when executed by the Parties and thereafter will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Parties.

14.9	Third Party Beneficiaries

Except as otherwise expressly provided in this Agreement, the Parties do not intend that this Agreement benefit or create any legal or equitable right, remedy or cause of action in, or on behalf of, any Person other than a Party and no Person, other than a Party, is entitled to rely on the provisions of this Agreement in any proceeding.

14.10	Time of the Essence

Time is of the essence in this Agreement.

14.11	Expenses

Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated herein are to be paid by the Party incurring such expenses. If this Agreement is terminated, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

14.12	Further Assurances

From time to time after the Closing, each Party will, at the request of another Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such further and other acts or things as may be reasonably required to give effect to, and carry out the intent of, this Agreement and each of the Acquisition Agreements.

14.13	Counterparts

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

14.14	Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to them be drawn-up in the English language only. Les Parties aux présentes confirment avoir requis que cette convention et autres communications s’y rapportant soient rédigés en langue anglaise seulement.

(The remainder of this page is intentionally left blank; signature page follows.)

IN WITNESS WHEREOF the Parties have executed this Asset Purchase Agreement.

TERAGO NETWORKS INC.

By:	(Signed) "Matthew Gerber"
Name: Matthew Gerber
Title: Chief Executive Officer

TERAGO INC.

By:	(Signed) "Matthew Gerber"
Name: Matthew Gerber
Title: Chief Executive Officer

HUT 8 HIGH PERFORMANCE COMPUTING INC.

By:	(Signed) "Tanya Woods"
Name: Tanya Woods
Title: General Counsel & Corporate Secretary

HUT 8 MINING CORP.

By:	(Signed) "Jaime Leverton"
Name: Jaime Leverton
Title: Chief Executive Officer

(Signature Page for Asset Purchase Agreement.)

EXHIBIT 1.1
INDEX OF DATA ROOM

[Index of Data Room redacted]

EXHIBIT 9.10

FORM OF R&W INSURANCE POLICY

[Form of R&W Insurance Policy redacted]

EXHIBIT 9.11

FORM OF TRANSITION SERVICES AGREEMENT

[Attached]

TRANSITION SERVICES AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into on [●], 2022 between:

(1)	TERAGO NETWORKS INC., a corporation formed under the laws of Canada (the “Seller”); and

(2)	HUT 8 HIGH PERFORMANCE COMPUTING INC., a corporation formed under the laws of the Province of British Columbia (the “Purchaser”)

together, the “Parties” and each a “Party”.

RECITALS

(A)	The Seller, TeraGo Inc. (as parent guarantor of the Seller), the Purchaser and Hut 8 Mining Corp. (as parent guarantor of the Purchaser) entered into an asset purchase agreement dated January 19, 2022 (the “Purchase Agreement”), pursuant to which the Seller has agreed to sell, transfer and convey to the Purchaser, and the Purchaser has agreed to purchase from the Seller the Purchased Business, on and subject to the terms and conditions set out in the Purchase Agreement;

(B)	In connection with, and as a condition to, the consummation of the transactions contemplated by the Purchase Agreement, the Seller has agreed with the Purchaser to provide, or cause one or more of its affiliates to provide, to the Purchased Business certain services, for the purpose of ensuring the effective transition of the Purchased Business to the Purchaser, including by facilitating business continuity of the Purchased Business starting on the date hereof, pursuant to the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

1.	INTERPRETATION

1.1	Definitions

As used in this Agreement, defined terms will have the meaning given to such terms in the Purchase Agreement or as otherwise specified as follows:

“Additional Service” shall have the meaning specified in clause 3.1(2);

“Agreement” shall have the meaning specified in the preamble;

“Change” shall have the meaning specified in clause 3.2(1);

“Change Request” shall have the meaning specified in clause 3.2(1);

“Confidential Information” shall have the meaning specified in clause 4.1;

“Dispute” shall have the meaning specified in clause 10;

“Fees” shall have the meaning specified in clause 3.4(1);

“Force Majeure Event” shall have the meaning specified in clause 7(3);

“Indemnities” shall have the meaning specified in clause 0;

“Losses” means any loss, liability, damage, cost or expense (including reasonable legal or other professional fees and expenses);

“Notice” shall have the meaning specified in clause 11.6;

“Parties” and “Party” shall have the meaning specified in the preamble;

“Providers” means collectively the Seller, its affiliates and the Third Party Providers that from time to time provide the Services;

“Purchase Agreement” shall have the meaning specified in the recitals;

“Purchased Business” means the business carried on by the Seller consisting of the provision of cloud services and colocation services, and the directly related connectivity services that are provided to customers of the aforementioned cloud services and colocation services. For greater certainty, the Purchased Business specifically excludes such other connectivity and other network business of the Seller which is unrelated to the provision of cloud services or colocation services.

“Purchaser” shall have the meaning specified in the preamble;

“Reference Period” shall have the meaning specified in clause 3.1(3);

“Representatives” shall have the meaning specified in clause 4.1;

“Seller” shall have the meaning specified in the preamble;

“Services” means, collectively, the services specified in Schedule A hereto;

“Service Term” means the term specified for each Service as set out in Schedule A;

“Term” shall have the meaning specified in clause 2;

“Third Party Claim” shall have the meaning specified in clause 0;

“Third Party Provider” shall have the meaning specified in clause 3.1(7); and

“Transition Services Representatives” shall have the meaning specified in clause 3.3(1).

1.2	Construction

In this Agreement (a) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (b) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. Unless otherwise specified, the words “clause” and “Section” followed by a number mean and refer to the specified clause or Section of this Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

2.	TERM OF AGREEMENT

This Agreement shall take effect on the date hereof and, subject to earlier termination pursuant to clause 9.1 or extension upon the agreement of the Parties, shall terminate as of the end of the last day of the last Service Term as set out in Schedule A hereto (the “Term”).

2

3.	PROVISION OF THE SERVICES

3.1	The Services

(1)	Subject to the terms and conditions of this Agreement, the Seller shall provide, or cause to be provided, each Service from the date hereof until, subject to earlier termination pursuant to clause 9.1, the end of the last day of the Service Term for that Service (determined on a Service by Service basis). For clarity and subject to clauses 3.1(2) and 3.2, the Seller shall not be obligated pursuant to this Agreement to perform or cause to be performed, for the benefit of the Purchaser, any services of any kind or nature whatsoever other than the Services.

(2)	Following the date hereof, the Purchaser may request, in writing, that the Seller provide, or cause to be provided, additional services beyond the Services (each, an “Additional Service”), and, provided such Additional Services were performed by the Seller or its affiliates or third party contractors in respect of the Purchased Business prior to the date hereof and provided the Seller continues to have the capacity to provide, or cause to be provided, such Additional Services, then the Seller shall provide, or cause to be provided, such Additional Services for a term not to exceed the Term. The fees for such Additional Services shall be agreed upon by the parties and set out in a written amendment to Schedule A. Such Additional Services shall be deemed to be Services for the purposes of this Agreement.

(3)	In providing, or causing to be provided, the Services, the Seller shall ensure that such Services are of substantially the same nature, service level and quality, and provided with the same degree of care and diligence, and use commercially reasonable efforts to ensure that such Services are provided by the same Provider as the services provided for itself or its affiliates in the 12 month period immediately prior to the date hereof in the ordinary course of the Purchased Business (the “Reference Period”), provided, however, that, notwithstanding anything contained herein, in providing the Services, no Provider shall be obligated to (i) hire or train additional employees, (ii) maintain the employment of any specific employee, (iii) purchase, lease or license any additional facilities, equipment or software, or (iv) otherwise deploy any commercially unreasonable efforts.

(4)	The Seller shall act in good faith and without derogation to its capacity and obligation to perform the Services (including any Additional Services that are deemed to be Services) in making operational or managerial decisions as to its use or management of personnel, technology and other resources used in relation to any Services. Unless otherwise agreed to in Schedule A hereto, the Seller shall not be obligated to provide, or cause to be provided, any Services at a level of service which exceeds the volume, quantities or levels of the services provided in the Reference Period or, concerning the Services involving Third Party Providers, in a volume or quantity or at a level which exceeds what the Third Party Providers have the obligation to provide pursuant to the agreements in place as of the date hereof or entered into with respect thereto pursuant to Section 3.1(7).

(5)	The Purchaser agrees that access to and use of the Services is provided solely for the use and benefit of the Purchaser and solely in support of the Purchased Business for its continuation and orderly and timely transition to the Purchaser, during the Term. Unless otherwise agreed to in Schedule A hereto, the Purchaser shall not allow access to or use of the Services by any other Person or for any other purpose without the prior written consent of the Seller.

3

(6)	The Purchaser acknowledges and agrees that the Services provided hereunder are furnished solely for the purpose of effecting orderly and timely transition of the Purchased Business from the Seller to the Purchaser. The Purchaser acknowledges and agrees that the Seller is not in the business of providing services similar to the Services to third parties and that the Seller has no interest in continuing any Service beyond the applicable Service Term. The Purchaser agrees to use commercially reasonable efforts to make a transition during each respective Service Term of each Service to its own internal organization or to obtain alternate third-party sources to provide the Services or otherwise to cease use of the Services from Service Provider.

(7)	If the Seller or its affiliates is unable using commercially reasonable efforts, to continue to provide the Services, the Seller may engage, at no additional cost to Purchaser, third party contractors, subcontractors, vendors or other third party providers (each, a “Third Party Provider”) in connection with the provision of the Services and may delegate any of such duties to such Third Party Provider as may be appropriate in the circumstances; provided that: (i) the Seller shall obtain prior written approval of the Purchaser prior to engaging a Third Party Provider that is not engaged by the Seller to provide such Service as of the date hereof, which approval shall not be unreasonably withheld; (ii) the Third Party Provider must clear all applicable background checks required by Purchaser; (iii) the Seller shall continue to be responsible for the provision of the Services hereunder; (iv) such third-party engagement shall not relieve the Seller of any of its obligations under this Agreement; (v) such Third Party Provider has the necessary knowledge, skills, capacity, qualifications and licences to provide the Services; (vi) the Purchaser shall be responsible only for those expressly identified reasonable fees and expenses of such Third Party Provider as are expressly approved in writing by the Purchaser in advance of the Seller incurring such fees and expenses; and (vii) as of the effective date of the agreement with such Third Party Provider, entered into pursuant to Section 3.1(7), it has no reason to believe that any Third Party Provider will cease to provide the Services that it currently, or as of such effective date (if later), provides for the full term that the Services are to be provided hereunder.

(8)	The Seller shall use commercially reasonable efforts to maintain in force current agreements with Third Party Providers. The Seller shall not be responsible for any inability to provide the Services in accordance with the terms hereof resulting from a Third Party Provider ceasing to provide the Services in beach, or pursuant to a termination, of any agreement with a Third Party Provider by such Third Party Provider, other than due to any act or omission of the Seller which results in breach of such agreement. The Seller represents that, as of the effective date of the Agreement with such Third Party Provider entered into pursuant to Section 3.1(7), it has no reason to believe that any Third Party Provider will cease to provide the Services that it currently, or as of such effective date (if later), provides for the full term of the then unexpired Services Term that the Services are to be provided hereunder. The Seller shall provide prompt notice to the Purchaser in writing if it becomes aware of any such actual or threatened cessation of the Services by a Third Party Provider, and shall reasonably cooperate with the Purchaser to identify alternative solutions regarding the Services relating to or impacted by such termination.

(9)	To the extent some of the Services are provided, as of the date hereof, or have otherwise historically been provided, by an affiliate of the Seller, the Seller may continue to provide the Services through such affiliate without having to comply with the consent requirement set out in Section 3.1(7) provided that:(i) the Seller shall continue to be responsible for the provision of the Services hereunder; (iii) such delegation shall not relieve the Seller of any of its obligations under this Agreement; and (iv) such affiliate has the necessary knowledge, skills, capacity, qualifications and licences to provide the Services.

4

3.2	Change in the Services

(1)	Other than with respect to adding Additional Services, if the Purchaser wishes to change the nature, frequency, or volume of the Services provided under this Agreement in any way (each, a “Change”), the Purchaser shall send to the Seller a written notice setting out in as much detail as reasonably possible the change required and the reason for requesting the change (the “Change Request”). The Seller shall diligently consider the Change Request with a view to implementing it if it can reasonably do so and respond to the Purchaser within five (5) Business Days following the date of the Change Request. If the Seller determines that it can implement the Changes, the Parties shall negotiate in good faith any related revisions to this Agreement, including any changes in fees relating to such Changes. Pending mutual agreement relating to any Changes, the Seller will continue to provide, or caused to be provided, the Services in accordance with the latest agreed upon terms with respect to the Services.

(2)	The Seller may change the operational aspects of the Services or the way in which they are provided with the prior written approval of the Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed; provided however, that no such modifications shall (i) materially reduce the availability, security, efficiency or quality of the Services or materially diminish the Services in any other way; (ii) result in an increase in Fees for the affected Services; or (iii) cause the Purchaser to incur additional material costs.

3.3	Cooperation and Access

(1)	Each Party, whether as Service Provider or Receiver as specified in the applicable Exhibit to Schedule A, shall cause its employees to reasonably cooperate with employees of the other Party to the extent required for effective provision or receipt of the Services and in support of the continuation, and orderly and timely transition, of the Purchased Business. Without limiting the generality of the foregoing:

(a)	each Party shall designate a point of contact person who shall be responsible for the day-to-day receipt of (as Receiver) or performance of the Services (as the Service Provider) under, this Agreement (collectively, the “Transition Services Representatives”), including attempted resolution of any issues that may arise during the performance of either Party’s obligations hereunder;

(b)	the Parties agree, through their Transition Services Representatives, to, in writing, attempt to correct or clarify the description of the Services specified in Schedule A in the event that such description is incomplete or unclear;

(c)	each Party shall use commercially reasonable efforts to ensure that those of its personnel whose decisions are necessary for, respectively, the performance or receipt of the Services are available, upon the reasonable request of the other Party, at reasonable times, for consultation on any matter relating to, respectively, such performance or receipt the Services;

(d)	each Party shall promptly provide to the other Party such information (including copies of data and documents) as may be reasonably requested by the other Party in writing, and that is readily available to such Party relating to the Services;

5

(e)	the Parties shall cooperate with each other in connection with the provision and receipt of the Services, including by developing reasonable procedures with respect to information sharing, transfer of data and similar matters; and

(f)	each Party agrees that it shall, without charge, provide the other Party with such access to such Party’s systems and personnel and facilities as may reasonably be required for the other Party to obtain or provide (as applicable) the Services. If a Party has access (either on-site or remotely) to any of the other Party’s computer systems and/or information, such Party shall (i) comply with the other Party’s applicable policies and procedures (including security); and (ii) limit such access solely to the use of such systems for purposes of receiving or providing (as applicable) the Services and shall not access or attempt to access any of the other Party’s computer systems, files, software or services other than those required for its receipt or provision (as applicable) of the Services, or those that are publicly available (e.g., public websites).

(2)	The Transition Services Representatives shall meet not less than monthly to review performance of the Services, the service levels, any resourcing challenges and any matters that may then be in Dispute.

3.4	Fees and Charges

(1)	In consideration for the Services provided by, or on behalf of, the Seller to the Purchaser under this Agreement, the Purchaser shall pay to the Seller the amounts set forth in Schedule A opposite each Service set forth therein (the “Fees”). In addition to such amount, if the Seller incurs reasonable and documented expenses in the provision of any Service, including, without limitation, licence fees and payments to third-party service providers, Purchaser shall reimburse Vendor for all such expenses provided that before incurring any expense to be paid by Purchaser, the Seller shall obtain the Purchaser’s prior written consent to the amount to be incurred, such consent not to be unreasonably withheld or delayed. The Seller acknowledges and agrees that all such expenses shall be passed through to Purchaser at cost without markup.

(2)	The Seller shall deliver to the Purchaser no later than thirty (30) days following the last day of each month during the Term a statement of account reflecting a detailed breakdown of all Fees and expenses incurred for all the Services provided to the Purchaser in the preceding month pursuant to this Agreement, together with all such supporting documentation as the Purchaser may reasonably request. Payment of the amounts due to the Seller pursuant to the foregoing shall be paid monthly within thirty (30) days following the date of receipt by the Purchaser of such statement of account, without set-off, defense or counterclaim.

(3)	The Parties intend that the Fees reasonably approximate the fully loaded cost of providing the Services, including the pro-rated proportion of the cost of employee wages, overtime pay (for overtime to the extent required as a result of the performance of the Services), benefits and compensation, without any intent to cause the Seller to receive profit or incur loss in connection with the performance of such Services, including reasonable direct costs to the extent incurred as a result of the early termination of such Services by Purchaser (other than for breach by Seller or its affiliates or Third Party Providers) prior to the end of the applicable Services Term. If at any time the Seller believes that the Fees contemplated are either less than or greater than the actual amount of such fully loaded cost of providing the Services it is obligated to provide hereunder, the Seller shall notify the other party as soon as possible, and the parties hereto will commence good faith negotiations toward an agreement on an equitable adjustment to the applicable Fees.

6

(4)	The Purchaser shall be responsible for all harmonized sales, goods and services, and provincial sales taxes imposed or assessed as a result of the provision of the Services hereunder.

4.	CONFIDENTIALITY AND DATA PROTECTION

4.1	Confidentiality

The Parties acknowledge and agree that as a result of the relationship described hereunder, they may be privy to information regarding each other that is of a confidential or proprietary nature. As used herein, “Confidential Information” means all of the intellectual property, information, data and software created, maintained, used or owned by either Party and furnished or made accessible to the other pursuant to this Agreement, whether in oral, written, graphic or machine-readable form, which may include software code, software tool specifications, functions and features, integration and shared data block specifications, financial statements, corporate information, file layouts, marketing strategies, business, product or acquisition plans, current business relationships or strategies and customer and supplier lists; provided for the avoidance of doubt, any such intellectual property, information, data and software included in the Purchased Assets shall be the property of the Purchaser.

Each Party shall hold, and shall use reasonable efforts to cause its affiliates, officers, directors, employees, consultants, mandataries, agents, successors, representatives and advisors (collectively, the “Representatives”) to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law or unless required to be disclosed in connection with the provision of the Services hereunder, all Confidential Information received from the disclosing Party which is now in the receiving Party’s possession or which is subsequently furnished to the receiving Party by the disclosing Party, except to the extent that such Confidential Information can be shown to have been (i) in the public domain through no fault of the receiving Party or any of its Representatives, or (ii) later lawfully acquired by the receiving Party or any of its Representatives on a non- confidential basis from sources other than the disclosing Party or any of its Representatives, or (iii) already known by the receiving Party prior to disclosure by the disclosing Party, or (iv) independently developed by the receiving Party without use or reference to Confidential Information disclosed by the disclosing Party; provided that the receiving Party may disclose such information to any of its Representatives on a need-to-know basis in connection herewith so long as such persons are contractually bound by confidentiality obligations as restrictive as set out herein. Each Party’s obligation to hold any information in confidence hereunder shall be satisfied if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, the confidentiality required by this clause 4.1 shall be maintained, and, except as otherwise provided herein, each Party shall, and shall use reasonable commercial efforts to cause its Representatives to, destroy or return upon request all Confidential Information, and all copies thereof, obtained from the other Party or any of its Representatives in connection herewith that are subject to such confidentiality, except copies that may be kept by the receiving Party for evidentiary or archival purposes.

4.2	Privacy and Data Protection

Without limiting the confidentiality obligations of any Party set out in clause 4.1, to the extent that a Party receives any personal information provided by another Party in connection with this Agreement, the receiving Party shall:

(a)	collect, use, disclose and otherwise handle such personal information only pursuant to the written instructions of the disclosing Party and to the extent necessary for the provision of the Services and in accordance with applicable Laws; and

7

(b)	implement and maintain appropriate technical and organizational security measures in accordance with applicable Laws and to avoid accidental or unlawful destruction, accidental loss, alteration, unauthorized disclosure or access, and all other unlawful forms of collecting, using, disclosing or otherwise handling personal information.

4.3	Non-solicitation

None of the Purchaser nor any of its affiliates may, without the prior written consent of the Seller, directly or indirectly engage, recruit, solicit to employ or hire, offer employment to or hire (whether as an officer, employee, consultant or independent contractor) any employee of the Seller or its affiliates who is providing services under this Agreement for the term hereof and for a period of one (1) year thereafter; provided, however, that the foregoing prohibition shall not prohibit any (a) general solicitation for such person (including through the use of newspaper, trade journals, the internet, other media, employment agencies or search firms) not specifically directed at any such persons, or (b) hiring of any such person who responds to any such general solicitation without any other inducement.

5.	INTELLECTUAL PROPERTY

(1)	Notwithstanding anything to the contrary, the provision of the Services will in no way affect the ownership of any assets or intellectual property rights of the Seller or the Purchaser. Except for the Purchased Business IP and any other such intellectual property, information, data and software included in the Purchased Assets, the Purchaser will not gain, by virtue of the receipt of Services, any rights of ownership in, to and under any intellectual property or other property owned by the Seller.

(2)	The Purchaser shall comply with the terms and conditions of any licenses, each as provided to Purchaser in advance and which are listed in Schedule B, to which the Seller or any of its affiliates are a licensee, including with respect to the term and termination of any such licenses, and which relate to the Services, to the same extent as if the Purchaser were the licensee under such licenses.

(3)	The Purchaser will be and remain the exclusive owner, as between itself and the Seller, of all data owned by the Purchaser (including data forming part of the Books and Records) and submitted to the Seller as input and/or processed and all data and records relating to the Purchased Assets and the Purchased Business that are generated and/or outputted in the course of providing any Service. The Purchaser hereby grants the Seller a limited, non-exclusive and non-transferable license to use such data solely for the purpose of providing the Services hereunder.

6.	INDEMNIFICATION

The Purchaser, on the one hand, and the Seller, on the other hand, shall each indemnify, defend and hold harmless the other Party and each of its respective affiliates, directors, officers, employees, agents and representatives (collectively, the “Indemnitees”) from and against, and shall pay and reimburse each of the Indemnitees for, any and all Losses incurred or sustained by, or imposed upon, the Indemnitees to the extent arising out of claims made by third parties (a “Third Party Claim”) relating to any breach of the relevant Party’s obligations pursuant to this Agreement, provided, however, that no Indemnitee shall be subject to indemnification to the extent that such Losses arise out of their gross negligence or willful misconduct or breach of the confidentiality obligations hereunder.

8

7.	LIMITATION OF LIABILITY

(1)	In the event of any performance or non-performance under this Agreement which results in any Losses to the Purchaser, the Seller’s maximum and cumulative liability to the Purchaser for such Losses shall not exceed an amount equal to fifty percent (50%) of the aggregate sums payable by the Purchaser to the Seller under this Agreement; provided, however, that such limitation shall not apply to exclude or limit the Seller’s liability for fraud, gross negligence, willful misconduct or breach of confidentiality obligations hereunder. In the event of any performance or non- performance under this Agreement which results in any Losses to the Seller, the Purchaser’s maximum and cumulative liability to the Seller for such Losses shall not exceed the sums paid by the Purchaser to the Seller under this Agreement; provided, however, that such limitation shall not apply to exclude or limit the Purchaser’s liability for fraud, gross negligence, willful misconduct or breach of confidentiality obligations hereunder.

(2)	Neither Party shall be liable in connection with this Agreement for any Losses that are not reasonably foreseeable or are indirect in nature. This limitation shall not apply in respect of such Losses that result from that Party’s breach of clause 4 or for which that Party is required to indemnify the other Party pursuant to clause 6 or to any Losses to the extent arising from fraud, gross negligence or willful misconduct.

(3)	Neither Party will bear any responsibility or liability for any claims, obligations, costs, expenses or other losses arising out of any delay, inability to perform or interruption of its performance of obligations under this Agreement to the extent due to any acts or omissions of the other Party or for events that are beyond its reasonable control, and which are not avoidable by the exercise of reasonable care, including strikes, riots, acts of war, acts of terrorism, pandemics, epidemics, fire, earthquakes, floods or other natural disasters (each, a “Force Majeure Event”), provided, however, that such Party notifies the other Party thereof without undue delay after such Force Majeure Event has occurred. Both Parties will in any event use reasonable endeavours to avoid or mitigate the effect of a Force Majeure Event so as to recommence performance of their obligations as soon as reasonably possible and shall keep the other Party reasonably informed with respect to its activities in connection therewith.

8.	DISCLAIMER OF WARRANTY

Except as otherwise provided in this Agreement, the Seller makes no warranty, express or implied, and hereby disclaims any warranties of any kind with respect to, (a) the nature, condition or quality of any of the Services or any product, materials, components or services obtained or provided pursuant to this Agreement, or (b) the results that will be obtained by using, receiving, or applying any of the Services or any product, materials, components or services, in each case including any express or implied warranty.

9

9.	TERMINATION

9.1	Termination

(1)	The Seller may, by giving written notice to the Purchaser, terminate this Agreement if any of the following occur:

(a)	the Purchaser commits a material breach of this Agreement, which breach has not been cured within thirty (30) days after notice of breach is given to the Purchaser (or such longer period of time as mutually agreed by the Parties);

(b)	the Purchaser (i) is declared insolvent or bankrupt by a court of competent jurisdiction, (ii) files a voluntary petition of bankruptcy or notice of proposal in any court of competent jurisdiction, (iii) assigns this Agreement for the benefit of creditors, or (iv) otherwise files or seeks protection from its creditors under any applicable bankruptcy or insolvency legislation.

For the avoidance of doubt, non-payment by the Purchaser for a Service provided pursuant to this this Agreement which is not the subject of a good-faith Dispute shall be deemed a material breach for purposes of this Section.

(2)	The Purchaser may, by giving written notice to the Seller, terminate this Agreement if any of the following occur:

(a)	the Seller commits a material breach of this Agreement, which breach has not been cured within thirty (30) days after notice of breach is given to the Seller (or such longer period of time as mutually agreed by the Parties);

(b)	the Seller (i) is declared insolvent or bankrupt by a court of competent jurisdiction, (ii) files a voluntary petition of bankruptcy or notice of proposal in any court of competent jurisdiction, (iii) assigns this Agreement for the benefit of creditors, or (iv) otherwise files or seeks protection from its creditors under any applicable bankruptcy or insolvency legislation.

(3)	The Purchaser may, by giving forty-five (45) days written notice to the Seller, reduce the Service Term (and shall specify in such notice a new end date) for any or all Services in its sole discretion. Upon the new effective end date of Services that are terminated early as per this Section 9.1(3), no further Fees for such Service shall be payable and any prepaid Fees for periods following such end date shall be credited against other Fees due and under this Agreement, or if no further Fees are due, refunded to the Purchaser within thirty (30) days from such new end date.

(4)	Notwithstanding any other provision of this Agreement, the expiry or earlier termination of this Agreement in accordance with clause 9.1 shall not discharge, affect or otherwise modify in any manner the rights and obligations of the Parties hereto which have accrued or been incurred prior to such termination.

9.2	Effect of Termination

Upon termination or expiry of any Service pursuant to this Agreement, the Seller will have no further obligation to provide, or cause to be provided, the terminated or expired Service. In connection with termination or expiry of any Service, the provisions of this Agreement not relating solely to such terminated or expired Service will survive any such termination or expiration, and in connection with a termination or expiration of this Agreement, any terms contemplating performance subsequent to such termination or expiration will continue to survive indefinitely.

10

10.	DISPUTE RESOLUTION

Any dispute or difference between the Parties arising out of or in connection with this Agreement (a “Dispute”) shall be settled in accordance with the following process:

(1)	Any Dispute shall be initially referred to the Transition Services Representatives, which shall meet as soon as reasonably possible after a Dispute is referred to it, giving due regard to the nature and impact of the issue under consideration. If the Transition Services Representatives cannot resolve a Dispute referred to it within ten (10) Business Days, or such longer period as the Parties may (through the Transition Services Representatives) agree, of meeting to consider the Dispute, the Dispute shall be referred to the Executives (as defined below). In the event that the Transition Services Representatives believe, acting reasonably, that there is no possibility that the Dispute will be resolved by the Transition Services Representatives, the Dispute shall be immediately escalated to the Executives, even if the time period specified herein has not yet expired.

(2)	The Chief Executive Officer of the Purchaser and the Chief Executive Officer of the Seller (collectively, the “Executives”) will meet (by phone or virtually or otherwise) to consider any Dispute that is referred to them by the Transition Services Representatives, as soon as reasonably possible after such referral but in any event within ten (10) Business Days, or such longer period as the Parties may (through the Transition Services Representatives) agree, giving due regard to the nature and the impact of the issue under consideration. If the Dispute is resolved with the unanimous agreement of the Executives, the Executives shall rectify the Dispute in the manner agreed to.

(3)	If the Executives cannot resolve a Dispute referred to them within seven (7) Business Days of meeting to consider the Dispute, or if either Executive believes, acting reasonably, that there is no possibility that the Dispute will be resolved by the Executives within the time period specified, either Executive may, initiate arbitration with respect to such Dispute, pursuant to the Arbitration Act, 1991 (Ontario) except in the event that the Executives agree in writing to an alternative dispute resolution mechanism. Unless the Parties otherwise agree, the arbitration will be conducted in accordance with the provisions of the National Arbitration Rules of the ADR Institute of Canada, Inc. (the “ADR Rules”) and, subject to Rule 3 of the ADR Rules, the Arbitration Act, 1991 (Ontario), based upon the following: (i) there will be one (1) arbitrator agreed to by the Parties. If the Parties cannot agree on the arbitrator, the arbitrator shall be appointed in accordance with the ADR Rules; (ii) notwithstanding anything to the contrary in the ADR Rules, the arbitrator will be instructed to conduct the arbitration proceeding in an expeditious and efficient manner having regard to the nature of such Dispute and the values at risk. In all cases the Parties will instruct the arbitrator to deliver the final award within three (3) months of the date of the notice from one Party to the other Party stating that such Dispute will be referred to arbitration, unless the Parties otherwise agree; (iii) the place of arbitration will be Toronto, Ontario;(iv) the language of the arbitration will be English; and (v) all arbitrations will be subject to the jurisdiction of the courts of Ontario and any awards will be enforceable in the courts of Ontario and in any other court of competent jurisdiction.

(4)	Nothing in this Agreement, including the above dispute resolution procedure, will limit or prevent a Party from seeking interim relief, including by injunction or order for the detention, preservation or inspection of property, or from seeking to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction.

11

11.	GENERAL

11.1	Currency

Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean Canadian dollars.

11.2	Records and Audits

The Seller shall keep and maintain books and records related directly to the performance of the Services consistent with its customary accounting and business practices to the extent applicable as such practices currently exist and as they may change from time to time. At the Purchaser’s or a governmental or regulatory authority’s request, the Seller shall provide the Purchaser or such governmental or regulatory authority with access to such records for the purpose of copying and/or auditing them, during normal business hours at the Seller’s offices, which access shall be provided (i) with the least interference possible to the operations of the Seller and consistent with good commercial practices, (ii) subject to the Purchaser or such governmental or regulatory authority complying with the physical and logical security practices of the Seller, and (iii) subject to the confidentiality obligations of the Purchaser as set out in this Agreement or such governmental or regulatory authority agreeing to reasonable confidentiality obligations.

11.3	No Partnership or Agency

Nothing in this Agreement or any circumstances associated with it or its performance give rise to any relationship of agency, partnership or employer and employee between the Parties and nothing in this Agreement will be deemed in any way or for any purpose to constitute any Party an agent of the other Party in the conduct of such other Party's business. No employee of the Seller will be deemed to be the employee or agent of the Purchaser and nothing in this Agreement shall be construed to make the Purchaser an employer, directly or indirectly, of the Seller employees.

11.4	Assignment

Neither Party may assign or transfer any of its rights, obligations or privileges (by operation of law or otherwise) hereunder without the prior written consent of the other Party; provided that the Seller may assign this Agreement in whole to a successor in connection with a change of control (whether by merger, sale of stock or assets, consolidation, reorganization, or otherwise) that agrees in writing to be bound by all of the terms and conditions of this Agreement.

11.5	Waiver

No delay or omission by either Party in enforcing or exercising any right, power or remedy will impair that right, power or remedy or be construed to be a waiver of it. A waiver by either Party of any of its rights, powers or remedies or of any breach will not be construed to be a waiver of any other right, remedy or power or any succeeding breach. No waiver or discharge of any kind will be valid unless in writing and signed by an authorized representative of the Party against whom such waiver or discharge is sought to be enforced.

12

11.6	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each, a “Notice”) must be in writing, sent by personal delivery, courier facsimile or electronic mail (with read receipt included) and addressed:

To the Seller:

TeraGo Networks Inc.

55 Commerce Valley Drive West, Suite 800

Thornhill, Ontario L3T 7V9

Canada

Attention:	Matthew Gerber, Chief Executive Officer
Email:	[email addresses redacted]

with a copy to:

Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, Ontario M5K 1E7

Attention:	Paul Fitzgerald

Email:	paul.fitzgerald@nortonrosefulbright.com

To the Purchaser:

Hut 8 Mining Corp. (formerly, Oriana Resources Corporation)
24 Duncan Street, Suite 500

Toronto, Ontario M5V 2B8

Canada

Attention:	Tanya Woods, General Counsel
Email:	[email address redacted]

with a copy to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario, M5H 2T6
Canada

Attention:	Krisztian Toth
Email:	ktoth@fasken.com

A Notice is deemed to be delivered and received on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice shall be assumed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

11.7	Severability

If a court of competent jurisdiction or other competent body decides that any provision of this Agreement is void or otherwise ineffective but would be valid and effective if appropriately modified then such provision will apply with the modification necessary to make it valid and effective. If such a provision cannot be so modified, the provisions’ invalidity or ineffectiveness will not affect or impair the validity or legal effect of any other provision of this Agreement.

13

11.8	Entire Agreement and Amendment

This Agreement and any schedules hereto set out the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior representations, agreements, negotiations or understandings, whether oral or in writing, between or on behalf of the Parties hereto. No modification or amendment of this Agreement will be binding upon any Party unless in writing, expressly referring this Agreement and duly executed by each Party.

11.9	Conflict

In the event that there is any conflict or inconsistency between these terms and conditions and the Schedules then unless the Schedules specifically provide otherwise, these terms and conditions will prevail. If and to the extent that there is a conflict between the provisions of this Agreement and the provisions of the Purchase Agreement as it relates to the Services hereunder, the provisions of this Agreement shall control.

11.10	Counterparts

This Agreement may be executed in several counterparts, all of which parts taken together, whether provided in original or electronic form, when duly exchanged and delivered, will be deemed to be an original, and will constitute one single agreement between the Parties.

11.11	Third Party Consents

The Seller will obtain all waivers, permits, consents or sublicenses set forth in Schedule C, and will use commercially reasonable efforts to obtain all other waivers, permits, consents or sublicenses, to the extent reasonably necessary for purposes of provision of the Services on terms and conditions acceptable to the Purchaser, acting reasonably. In the event that a Person that is not a Party hereto or an affiliate of a Party hereto requires the payment of a fee or other charge to permit the Seller to provide the Services to the Purchaser, then the Purchaser agrees that, provided it has consented to the terms and conditions thereof in accordance with the preceding sentence, it shall pay such Person or reimburse the Seller for its payment to such Person, for all such pre-approved third party fees in full following receipt of an invoice for same.

11.12	Governing Law

(1)	This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

[Signature page follows.]

14

IN WITNESS WHEREOF the Parties have executed this Agreement.

TERAGO NETWORKS INC.

By:
Name: Matthew Gerber
Title: Chief Executive Officer

HUT 8 HIGH PERFORMANCE COMPUTING INC.

By:
Name: [●]
Title: [●]

[Signature page to transition services agreement]

15

SCHEDULE “A”
SERVICES

[Schedule "A" to Transition Services Agreement redacted]

SCHEDULE B
THIRD PARTY LICENSES

[Schedule "B" to Transition Services Agreement redacted]

SCHEDULE C
THIRD PARTY CONSENTS

[Schedule "C" to Transition Services Agreement redacted]

EXHIBIT 10.4(I)(IX)

FORM OF NON-COMPETITION AGREEMENT

[Attached]

NON-COMPETITION, NON SOLICITATION AND NON-DISPARAGEMENT AGREEMENT

THIS AGREEMENT is dated January [●], 2022 and made between:

(1)	HUT 8 HIGH PERFORMANCE COMPUTING INC., a corporation formed under the laws of British Columbia (the “Purchaser”);

(2)	TERAGO NETWORKS INC., a corporation formed under the laws of Canada (the “Seller”);

(3)	HUT 8 MINING CORP., a corporation formed under the laws of British Columbia (the “Purchaser Parent”); and

(4)	TERAGO INC., a corporation formed under the laws of Canada (the “Seller Parent”);

RECITALS:

(A)	Pursuant to an asset purchase agreement dated January 19, 2022 (the “Purchase Agreement”) between the Parties (as defined herein), the Seller has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Seller, the Purchased Business.

(B)	The transactions contemplated by the Purchase Agreement are in the nature of a carve out transaction and, as such, the Seller will continue to operate the Excluded Business.

(C)	The Parties have voluntarily entered into this Agreement and agree that the limitations and restrictions set out in this Agreement are reasonable and not oppressive and are intended to protect the Parties’ legitimate business interests under the Purchase Agreement.

(D)	The Parties would not have entered into the transactions and agreements contemplated by the Purchase Agreement (the “Transaction”) without a commitment by each other to execute and deliver this Agreement.

NOW THEREFORE in consideration of the completion of the transactions contemplated by the Purchase Agreement and the respective covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows.

Article 1

Interpretation

1.1	Definitions

In this Agreement the following words have the following meanings:

“Affiliate” means, as applied to a Person, (a) any other Person that directly or indirectly controls, is controlled by, or is under common control with, that Person, (b) any other Person that owns or controls 50% or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of that Person, or (c) any director, officer, partner or relative of such Person. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by”, and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities, by contract or otherwise.

1

“Agreement” means this non-competition, non-solicitation and non-disparagement agreement as it may be amended, restated, replaced or supplemented from time to time.

“Competitive Business” has the meaning specified in Section 3.1(a)(i).

“Connected Person” means (a) an Affiliate of a Party, or (b) a Person being or acting as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, director, officer, investor, promoter, lender, guarantor or consultant of, or for, a Party or an Affiliate of a Party.

““Customer” means any Person who:

(a)	has been a customer of the Purchased Business at any time in the last [time period redacted];

(b)	is a customer of the Purchased Business any time during the Restricted Period; or

(c)	at any time during the [time period redacted] prior to the date hereof is or was negotiating or having material discussions with the Seller for the supply of services from the Purchased Business.

“Excluded Business” means the business carried on by the Seller as of the date hereof, excluding, for greater certainty, the Purchased Business, and including, for greater certainty, the connectivity and other network business of the Seller which is unrelated to the provision of cloud services or colocation services.

“Parties” mean the Seller, the Seller Parent, the Purchaser and the Purchaser Parent and any other Person who may become a party to this Agreement.

“Purchase Agreement” has the meaning specified in the Recitals.

“Restricted Period” means the period commencing on the date of this Agreement and ending on the date which is [time period redacted] after the date of this Agreement.

“Restricted Territory” means [territories redacted].

“Seller Employees” means all employees of the Seller employed in the Excluded Business as of the date hereof.

1.2	Other Defined Terms.

Capitalized terms used in this Agreement without definition have the respective meanings specified in the Purchase Agreement.

1.3	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, (a) words in the singular number include the plural and vice versa, and (b) words importing the use of any gender include all genders where the context or party referred to so requires, and the rest of the sentence is to be construed as if the necessary grammatical changes had been made.

1.4	Certain Phrases

In this Agreement (a) the words “including” and “includes” mean “including (or includes) without limitation”, and (b) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and if the last day of any such period is not a Business Day, such period will end on the next Business Day.

1.5	Headings, Etc.

The division of this Agreement into articles and sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

1.6	No Presumption

The Parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof will arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.7	Governing Law

This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario is any action or proceeding arising out of or relating to this Agreement.

Article 2

Mutual Covenants

2.1	Recitals

The Purchaser and the Seller represent and warrant to each other that the recitals set forth above are true in substance and in fact and that the purpose of this Agreement is to protect the legitimate interests of the Parties by providing, inter alia, for the broadest scope, the longest duration and the widest territory permitted by law.

Article 3

Seller and Seller Parent Covenants

3.1	Non-Competition

(a)	During the Restricted Period, neither the Seller nor the Seller Parent shall, on its own behalf or on behalf of, or together with, any other Person, and each of them shall cause each of their respective Affiliates not to, in any capacity whatsoever (including by or through a Connected Person):

(i)	directly or indirectly carry on, be engaged in, have any financial or other interest in, or be otherwise commercially involved in, any endeavour, activity or business which competes with the Purchased Business (each, a “Competitive Business”) in all or any part of the Restricted Territory;

(ii)	directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any Person to carry on, engage in or be concerned with or interested in any Competitive Business in all or any part of the Restricted Territory; or

(iii)	have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor or in any other capacity whatever) in or with any Person, if any part of the activities of such Person consists of any Competitive Business in all or any part of the Restricted Territory.

(b)	The Parties acknowledge and agree that no proceeds shall be received or receivable by the Seller for granting the covenant in Section 3.1(a).

3.2	Non-Solicitation of Transferred Employees

During the Restricted Period, neither the Seller nor the Seller Parent shall, and each of them shall cause their respective Affiliates not to, on its own behalf or on behalf of, or together with, any other Person, directly or indirectly, in any capacity whatsoever (including by or through a Connected Person):

(a)	employ, offer employment to, solicit the employment of, induce to perform services, or otherwise entice away from the employment of the Purchaser, any of the Transferred Employees;

(b)	assist any Person to employ, offer employment to, solicit the employment of, induce to perform services, or otherwise entice away from the employment of the Purchaser, any of the Transferred Employees; or

(c)	take any other action that is intended to persuade any Transferred Employee to leave the employ of the Purchaser.

This Section 3.2 does not apply to the solicitation for employment or employment of a Person:

(a)	where contact with the Seller or Seller Parent in such regard was initiated by the Person in response to an advertisement not specifically targeted to employees of the Purchaser; or:

(b)	where the Person is no longer employed by the Purchaser.

3.3	Non-Interference with Customers

Neither the Seller nor the Seller Parent shall, and each of them shall cause their respective Affiliates not to, directly or indirectly induce or attempt to induce any Customer to cease or refrain from doing business with the Purchaser or in any way interfere with the relationship (or prospective relationship) between any Customer and the Purchaser relating to the Purchased Business.

3.4	Non-Disparagement

During the Restricted Period, neither the Seller nor Seller Parent shall make statements which are reasonably likely to adversely affect the reputation or public standing of the Purchaser or the Purchased Business. Notwithstanding the foregoing, nether the Seller nor the Seller Parent shall be restricted from making statements concerning itself, the Purchaser or the Purchased Business when giving evidence in court in connection with any proceeding brought against the Seller or in connection with the enforcement of their respective rights under the Purchase Agreement.

3.5	Portfolio and other Exceptions

Notwithstanding any other provision of this Agreement, the Seller or the Seller Parent and their Affiliates may collectively own up to [percentage redacted]% in aggregate of the publicly traded voting or non-voting securities of any Person which engages in, or is otherwise affiliated with, a Competitive Business and with which the Seller has no other connection whatsoever.

Article 4

Purchaser and Purchaser Parent Covenants

4.1	Non-Solicitation of Seller’s Employees

During the Restricted Period, neither the Purchaser nor the Purchaser Parent shall, and each of them shall cause their respective Affiliates not to, on its own behalf or on behalf of, or together with, any other Person, directly or indirectly, in any capacity whatsoever (including by or through a Connected Person):

(a)	employ, offer employment to, solicit the employment of, induce to perform services, or otherwise entice away from the employment of the Seller, any of the Seller Employees;

(b)	assist any Person to employ, offer employment to, solicit the employment of, induce to perform services, or otherwise entice away from the employment of the Seller, any of the Seller Employees; or

(c)	take any other action that is intended to persuade any Seller Employee to leave the employ of the Seller.

This Section 4.1 does not apply to the solicitation for employment or employment of a Person:

(a)	where contact with the Purchaser or Purchaser Parent in such regard was initiated by the Person in response to an advertisement not specifically targeted to employees of the Seller; or:

(b)	where the Person is no longer employed by the Seller.

4.2	Non-Disparagement

During the Restricted Period, neither the Purchaser nor Purchaser Parent shall make statements which are reasonably likely to adversely affect the reputation or public standing of the Seller, the Seller Parent or the Excluded Business. Notwithstanding the foregoing, nether the Purchaser nor the Purchaser Parent shall be restricted from making statements concerning itself, the Seller or the Excluded Business when giving evidence in court in connection with any proceeding brought against the Purchaser or in connection with the enforcement of their respective rights under the Purchase Agreement.

Article 5

Upstream Acknowledgement and Agreement of the Purchaser and Purchaser Parent

5.1	Acknowledgement and Agreement

(a)	Each of the Purchaser and the Purchaser Parent acknowledge that the covenants and restrictions contained this Agreement are intended to apply only to the Seller Parent and the Seller and their respective downstream Affiliates and its and their Connected Persons.

(b)	Notwithstanding anything contained in this Agreement to the contrary, each of the Purchaser and the Purchaser Parent agree that this Agreement (including the restrictions contained in Article 3) shall not in any way operate to prohibit or otherwise restrict any Affiliate of the Seller or the Seller Parent that is not directly or indirectly owned or controlled by the Seller or the Seller Parent in any manner whatsoever (including any shareholder of the Seller Parent) and its and their Connected Persons that are not directly or indirectly owned or controlled by the Seller Parent or the Seller.

(c)	For greater certainty, nothing contained in this Agreement shall in any way operate to prohibit or restrict any person who engages in a business that is competitive with the Purchased Business from acquiring any interest in the Seller or the Seller Parent provided that the Seller and Seller Parent and their respective downstream Affiliates continue to comply with the terms of this Agreement.

Article 6

Remedies

6.1	Reasonableness

(a)	Each of the Parties acknowledges and agrees that: (a) it has carefully considered, with the assistance of their counsel, the nature and extent of the restrictive covenants set forth in this Agreement, (b) this Agreement is reasonable in all respects and, in the case of covenants made by the Seller and Seller Parent, are necessary to protect the Purchaser and the value of the Purchased Business to the Purchaser and, in the case of covenants made by the Purchaser and Purchaser Parent, are necessary to protect the Seller and the value of the Excluded Business to the Seller, (c) the covenants contained in this Agreement were a material inducement to the Parties entering into the Purchase Agreement and completing the transactions contemplated thereby; and (d) it irrevocably waives (and agrees not to raise) as a defence any issue of reasonableness (including the reasonableness of the Restricted Territory or the duration and scope of this Agreement) in any proceeding to enforce the provisions of this Agreement.

(b)	The principles of law to be applied to the interpretation of this Agreement are those that apply to restrictive covenants given by a vendor and purchaser in the sale of a business.

6.2	Notification and Enforcement of Covenants

(a)	Each Party shall notify the other Party immediately upon becoming aware of any violation, contravention or breach of any provisions of this Agreement.

(b)	Each Party shall, at its own expense, take all such actions, including legal proceedings, as may be necessary to prevent any violation, contravention or breach of this Agreement by such Party. In the absence of such action by a Party, the other Party may, at the expense of the former Party, take such action as it reasonably considers necessary, in its own name or otherwise, to give effect to the foregoing.

6.3	Injunctive Relief

The Parties acknowledge and agree that the non-breaching Party will suffer irreparable harm if either Party breaches any of its obligations set out in this Agreement and that monetary damages will be inadequate compensation. Accordingly, the Parties agree that, in the event of a breach or threatened breach of any of the provisions of this Agreement, the non-breaching Party shall be entitled to an interim injunction, interlocutory injunction and permanent injunction for the purposes of preventing or restraining any such breach.

6.4	Accounting for Profits

If either Party breaches any of its obligations as set out in this Agreement, the non- breaching Party shall be entitled to an accounting and repayment of any and all profits, compensation, royalties, commissions, remunerations or benefits which the breaching Party, directly or indirectly, shall have realized or may realize as a result of any such breach.

6.5	Other Remedies

The right of the Parties to injunctive relief and an accounting for profits shall be in addition to any and all other remedies available to them and shall not be construed to prevent them from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

6.6	Remedies Cumulative

The rights and remedies of the Parties under this Agreement are cumulative and are in addition to, without prejudice to and not in substitution for, any rights or remedies provided by law. Any single or partial exercise by a Party of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which the Buyer may be lawfully entitled for the same default or breach.

Article 7

Miscellaneous

7.1	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by email) as follows:

(a)	to the Purchaser or Purchaser Parent at:

24 Duncan Street

Suite 55

Toronto, ON

M5V 2B8

Attention:	Jaime Leverton, Chief Executive Officer
Tanya Woods, Vice President and General Counsel

Email:	[email addresses redacted]

with a copy (which does not constitute notice to the Seller) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

M5H 2T6

Attention:  Krisztian Toth and Sean Stevens

Email:	ktoth@fasken.com
sstevens@fasken.com

(b)	to the Seller or Seller Parent at:

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800

Thornhill, Ontario L3T 7V9

Canada

Attention: Matthew Gerber, Chief Executive Officer

Email: [email addresses redacted]

with a copy (which does not constitute notice to the Seller) to:

Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000, P.O. Box 53,

Toronto, Ontario, M5K 1E7

Attention: Paul Fitzgerald

Email: paul.fitzgerald@nortonrosefulbright.com

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then on the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next succeeding Business Day.

In the case of a communication by email or other electronic means, receipt of such communication must be confirmed by the recipient by the end of the next Business Day or, if not so confirmed, must be followed by the dispatch of a copy of such communication pursuant to one of the other methods described above; provided however that any communication originally delivered by electronic means shall be deemed to have been given and received on the date stipulated above for electronic delivery.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

7.2	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement of the Parties.

7.3	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any of the provisions of this Agreement does not constitute a waiver of such provision or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. Any waiver by a Party of any provision of this Agreement is effective only if in writing and signed by such Party.

7.4	Severability

(a)	The Parties agree that each of the covenants contained in this Agreement are separate and distinct.

(b)	If there is a final determination by a court of competent jurisdiction that any term or provision of this Agreement is illegal, invalid or unenforceable in any jurisdiction, such illegality, invalidity or unenforceability of that term or provision will not affect: (a) the legality, validity or enforceability of the remaining terms and provisions of this Agreement; and (b) the legality, validity or enforceability of such term or provision in any other jurisdiction.

7.5	Time of the Essence

Time is of the essence in this Agreement.

7.6	Successors and Assigns

(a)	This Agreement will become effective when executed by the Parties and after that time will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Party, provided that a Party may assign its rights hereunder without the consent of the other Party: (i) to any Person who acquires all or substantially all of the assets or shares of such Party; and (ii) to any Affiliates of such Party.

7.7	Further Assurances

From time to time after Closing, each Party will, at the request of the other Party, execute and deliver such additional assurances and perform or cause to be performed such further and other acts or things as may be reasonably required to give effect to, and carry out the intent of, this Agreement.

7.8	Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

7.9	Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to it be drawn-up in the English language only.

7.10	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their successors and permitted assigns.

(The remainder of this page is intentionally left blank; signature page follows.)

IN WITNESS WHEREOF the Parties have executed and delivered this Agreement.

TERAGO NETWORKS INC.

By:
Name: Matthew Gerber
Title: Chief Executive Officer

TERAGO INC.

By:
Name: Matthew Gerber
Title: Chief Executive Officer

HUT 8 HIGH PERFORMANCE COMPUTING INC.

By:
Name:
Title:

HUT 8 MINING CORP.

By:
Name:
Title:

(Signature Page for Non-Competition Agreement)

EXHIBIT 10.4(I)(X)

FORM OF ESCROW AGREEMENT

[Attached]

ESCROW AGREEMENT

THIS ESCROW AGREEMENT is made the [●] day of [●], 2022

AMONG:

TERAGO NETWORKS INC., a corporation formed under the laws of Canada

(the “Seller”)

–	and –

HUT 8 HIGH PERFORMANCE COMPUTING INC., a

corporation formed under the laws of British Columbia (the “Purchaser”)

–	and –

THE LAUREL HILL ADVISORY GROUP COMPANY, a

corporation incorporated under the laws of the Province of Nova Scotia

(the “Escrow Agent”)

BACKGROUND:

1.	The Purchaser, Hut 8 Mining Corp., the Seller, and TeraGo Inc. (as seller guarantor of the Purchaser) have entered into an asset purchase agreement made as of January 19, 2022 (the “Purchase Agreement”) pursuant to which the Purchaser agreed to purchase a segment of the Seller’s business, consisting of the provision of cloud services and colocation services, and the directly related connectivity services that are provided to customers of the aforementioned cloud services and colocation services, subject to the terms therein.

2.	The Purchase Agreement provides that, at the Closing Date, an aggregate of $[●] (the “Escrow Amount”) is to be delivered to the Escrow Agent by the Purchaser as security for the liability, if any, of the Seller to the Purchaser which may arise under, and in accordance with the terms of, the Purchase Agreement following the Closing in accordance with the terms of the Purchase Agreement.

3.	The Seller and the Purchaser desire to place the Escrow Amount in escrow with the Escrow Agent, with the Escrow Amount and any interest earned thereon from the date hereof to be released from such escrow pursuant to the terms of the Purchase Agreement and this Escrow Agreement.

4.	The foregoing recitals are made as representations of fact by the Seller and the Purchaser and not by the Escrow Agent.

IN CONSIDERATION of the premises and the mutual agreements in this Escrow Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Capitalized terms used in this Escrow Agreement and not otherwise defined herein shall have the respective meanings assigned to them in the Purchase Agreement. For the purposes of this Escrow Agreement, the following terms shall have the following meanings:

“Adjustment Escrow Amount” means an amount of $[●], plus any interest accrued thereon in accordance with Section 2.4 and less any amounts disbursed in accordance with the terms of this Escrow Agreement;

“Adjustment Date” means the date on which the working capital adjustment is payable in accordance with Section 3.5 of the Purchase Agreement;

“Business Day” means any day on which commercial banks are open for business in Toronto, Ontario but excludes a Saturday, Sunday or any other statutory or civic holiday in Toronto;

“Claim” means any claim for damages suffered or incurred by the Purchaser giving rise to indemnification pursuant to Section 12 of the Purchase Agreement;

“Escrow Agreement” means this escrow agreement and any Schedules hereto, as it may be supplemented, amended or restated from time to time;

“Escrow Amount” has the meaning set forth in paragraph 2 of the Background;

“Escrow Fund” means, at any time, the Indemnity Escrow Amount and the Adjustment Escrow Amount together with all interest accrued and received on or before such time by the Escrow Agent less such funds disbursed from escrow on or before such time by the Escrow Agent in accordance with this Escrow Agreement;

“Escrow Release Notice” has the meaning set forth in Section 2.6(a);

“Indemnity Escrow Amount” means an amount of $[●], plus any interest accrued thereon in accordance with Section 2.4 and less any amounts disbursed in accordance with the terms of this Agreement;

“Indemnity Escrow Period Termination Date” the date that is [●] after the date hereof;

“Notice of Claim” means either a Third Party Claim Notice delivered pursuant to Section 12.6 of the Purchase Agreement or a Claim Notice delivered pursuant to Section 12.9 of the Purchase Agreement;

“Order” means a final order of a court of competent jurisdiction or a final decision of an arbitrator retained to arbitrate a dispute among the Parties which order or decision is either non-appealable or with respect to which the period to appeal the order or decision has elapsed with no such appeal having been made;

“Parties” means the Seller, the Purchaser and the Escrow Agent, and “Party” means any one of them;

“Purchase Agreement” has the meaning set forth in paragraph 1 of the Background; and

“Unresolved Claims” means all Claims asserted against the Seller pursuant to the delivery of a Notice of Claim in accordance with the Purchase Agreement (and a copy thereof to the Escrow Agent in accordance with this Escrow Agreement) prior to the Indemnity Escrow Period Termination Date, and that are not resolved as of the Indemnity Escrow Period Termination Date.

1.2	Schedules

Schedule A - Escrow Release Notice and Schedule B - Escrow Fees are attached to and constitute a part of this Escrow Agreement.

ARTICLE 2

THE ESCROW RELATIONSHIP

2.1	Appointment of Escrow Agent

The Purchaser and the Seller hereby appoint the Escrow Agent as escrow agent to act on their behalf pursuant to this Escrow Agreement and the Escrow Agent hereby accepts such appointment and its duties and responsibilities hereunder on the terms and conditions set forth herein.

2.2	Creation of Escrow Fund

Pursuant to Section 3.4 of the Purchase Agreement, the Purchaser will pay the Escrow Amount to the Escrow Agent at Closing to be held on and subject to the terms of this Escrow Agreement. The Escrow Agent shall have no liability or responsibility in respect of the Escrow Amount until it is in fact received by the Escrow Agent.

2.3	Escrow Relationship

(a)	The Escrow Agent shall hold the Escrow Fund in escrow for the benefit of the Seller and the Purchaser in accordance with the respective rights and interests of the Seller and the Purchaser under this Escrow Agreement.

(b)	The Escrow Agent shall, subject to the specific limitations contained in this Escrow Agreement, perform only such duties as are expressly set forth in this Escrow Agreement and shall have the right to do all such acts and things as in its sole judgment and discretion are necessary or desirable for the carrying out of such duties and any other terms of this Escrow Agreement.

(c)	The Escrow Fund shall at all times be held in a segregated account of the Escrow Agent in accordance with Section 2.4 of this Escrow Agreement and shall not form part of the Escrow Agent’s own assets.

2.4	Interest on Escrow Fund

(a)	On the date hereof, the Escrow Agent shall deposit the Escrow Amount in a segregated interest-bearing account with a Schedule I Canadian chartered bank, whereby such account will earn a rate of interest then current on similar deposits. The Escrow Agent shall not be responsible for any failure to achieve any particular rate of return or yield and will not be held liable for any losses incurred.

(b)	Interest earned on the Escrow Amount (“Interest”) shall be held on deposit by the Escrow Agent as part of the Escrow Fund and shall be invested, disbursed and otherwise dealt with in the same manner and on the same terms as the Escrow Amount governed by this Escrow Agreement. The annual net income derived from the Escrow Fund shall be income of the Purchaser or the Seller, as applicable, for income tax purposes in accordance with the foregoing sentence and tax slips will be issued in this regard. Upon the release of any of the Escrow Fund to either the Purchaser or the Seller in accordance with the terms hereof, a pro rata portion of the Interest earned thereon prior to the date of such release shall also be released from escrow and paid to the Purchaser or the Seller, as applicable.

(c)	The Seller and the Purchaser agree that, for tax reporting purposes, all Interest earned from the investment of the Escrow Amount in any tax year shall be allocated to such Person(s) to the extent such Interest is distributed by the Escrow Agent to any Person(s) pursuant to the terms of this Escrow Agreement during such tax year. In the event that there is a partial release or no disbursement of the Escrow Amount, and accordingly no Interest is released before the end of a tax year, the Interest earned will be carried over to the following tax year and allocated to such Person(s) receiving the proceeds when the Escrow Amount is released. Following the Escrow Agent’s receipt of tax instructions from the Seller and the Purchaser and subject to the prior approval of the Seller and the Purchaser, the Escrow Agent shall complete the required Canadian tax filings and slip issuances relating to the Interest accrued up to and including the tax year during which the released amounts were released.

(d)	Each of the Seller and the Purchaser represents and warrants to the Escrow Agent that it is not a non-resident of Canada as defined in the Income Tax Act (Canada) or any applicable provincial taxation statute.

2.5	Term

The term of this Escrow Agreement shall commence on the date hereof and shall continue until the date that the Escrow Agent has released all of the Escrow Fund in accordance with this Escrow Agreement.

2.6	Release of Escrow Fund, Generally

(a)	Subject to Sections 2.7 through to 2.9, but notwithstanding the Background, the Escrow Agent shall distribute any portion of the Escrow Funds only following the receipt of, and in accordance with, the joint written instructions of the Purchaser and the Seller substantially in the form of Schedule A signed by both the Purchaser and the Seller (the “Escrow Release Notice”). The Purchaser and the Seller agree that the Escrow Release Notice shall set forth detailed payment instructions for each amount to be distributed from the Escrow Fund and that the Escrow Release Notice will be delivered in accordance with the payment amounts and dates as set out in the Purchase Agreement. The Escrow Agent shall have no responsibility to determine if any payment specified in an Escrow Release Notice is in accordance with the provisions of the Purchase Agreement or this Escrow Agreement, or inquire into the reasonableness or legitimacy of any payment contemplated by an Escrow Release Notice. No later than three (3) Business Days after receipt of an Escrow Release Notice, the Escrow Agent shall pay to the applicable Person(s) as directed in the Escrow Release Notice from the Escrow Fund the amount(s) set out therein.

(b)	Following its receipt of an Escrow Release Notice from the Seller and the Purchaser, the Escrow Agent shall deduct from any payment made pursuant hereto any withholdings, taxes, assessments or other charges imposed on such payment by any Governmental Authority which the Escrow Agent is required to withhold or remit under applicable law and the Escrow Agent shall remit and report any such amount to such Governmental Authority in a timely manner and in accordance with instructions provided by the Seller and/or the Purchaser, as applicable.

2.7	Release of Adjustment Escrow Amount

On or before the Adjustment Date, the Adjustment Escrow Amount shall be released by the Escrow Agent upon its receipt of an Escrow Release Notice from the Purchaser and the Seller setting forth the portion(s) of the Adjustment Escrow Amount to be disbursed by wire transfer of immediately available funds to the account(s) specified by Purchaser and the Seller in such Escrow Release Notice, which portion(s) shall be equal, in aggregate, to the Adjustment Escrow Amount.

2.8	Release of Indemnity Escrow Amount

Subject to Section 2.9 hereof, the Indemnity Escrow Amount (less any amount thereof that is subject to Unresolved Claims) shall be released by the Escrow Agent on the third (3rd) Business Day following the Indemnity Escrow Period Termination Date to the account specified by the Seller in writing and provided to the Escrow Agent on or before the Indemnity Escrow Period Termination Date.

2.9	Indemnification Claims

(a)	If the Purchaser provides to the Seller a Notice of Claim in accordance with Section 12.6 or 12.9 of the Purchase Agreement, the Purchaser shall concurrently provide a copy of the same Notice of Claim to the Escrow Agent.

(b)	If the Escrow Agent receives any Notice of Claim in respect of the Indemnity Escrow Amount, on or before 5:00 p.m. (Eastern Time) on the Indemnity Escrow Period Termination Date, then:

(i)	the Escrow Agent shall hold the portion of the Escrow Fund that is subject to such Notice of Claim until the Escrow Agent receives either (i) an Escrow Release Notice authorizing the release of all or any part of the portion of the Escrow Fund that is subject to such Notice of Claim; or (ii) an Order directing the release to the Purchaser and/or the Seller (or any of them) of all or any part of the portion of the Escrow Fund that is subject to such Notice of Claim; and

(ii)	following the Indemnity Escrow Period Termination Date, within three (3) Business Days after the Escrow Agent’s receipt of an Escrow Release Notice or an Order, in either case, containing the final determination of any Unresolved Claims, the Escrow Agent shall:

(A)	first, distribute from the remaining balance of the Indemnity Escrow Amount to the Purchaser and/or the Seller as indicated in the Escrow Release Notice or the Order, as the case may be, an amount equal to the lesser of (A) such portion of the Escrow Funds to be released to the Purchaser and/or the Seller as indicated in the Escrow Release Notice or the Order, as the case may be, and (B) the remaining balance of the Indemnity Escrow Amount less any amounts that remain subject to Unresolved Claims); and

(B)	second, after distributing any Escrow Funds pursuant to Section 2.9(b)(ii)(A), distribute from the Indemnity Escrow Amount to the Seller the remaining balance of the Indemnity Escrow Amount then held by the Escrow Agent (less any amount thereof that is still subject to Unresolved Claims, as applicable).

2.10	No Limitation

The Purchaser's rights and recourses against the Seller for indemnification with respect to any Claims under the Purchase Agreement shall not be replaced, limited or deemed to be waived, in whole or in part, by the terms of this Escrow Agreement.

ARTICLE 3
LIABILITY OF ESCROW AGENT

3.1	Reliance of Escrow Agent on Documents

The Escrow Agent may assume that all documents on which it must rely in order to carry out its obligations under this Escrow Agreement are valid and properly authorized and executed. The Escrow Agent does not need to question the authenticity of any such document or any signature thereon, nor inquire whether the Person who signed, issued or authenticated any such document had authority to do so. The Escrow Agent may rely upon any document that it believes in good faith to be genuine, sufficient and properly presented in accordance with the provisions of this Escrow Agreement, regardless of whether such document is in original or electronic form. The Escrow Agent has no duty to determine whether any provision of any agreement between the Seller and the Purchaser has been performed. The Escrow Agent shall not be liable for any amounts payable hereunder in excess of the Escrow Fund.

3.2	Indemnity in Favour of the Escrow Agent

The Seller and the Purchaser shall at all times jointly and severally indemnify and save harmless the Escrow Agent and its partners, directors, officers and employees and former partners, directors, officers and employees from and against all claims whatsoever (including actions, assessments, costs, charges, claims, damages, debts, demands, disbursements, expenses, interest, judgements, liabilities, losses, penalties, proceedings, suits, and costs of litigation and reasonable legal fees (on a solicitor and his own client basis) in connection therewith) brought, commenced or prosecuted against it or them or any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Escrow Agent’s duties as escrow agent under this Escrow Agreement and all other costs, charges, liabilities, and reasonable expenses that it or they or any of them sustain or incur in or about or in relation to the affairs of this Escrow Agreement; provided that the indemnity provided for in this Section 3.2 shall not apply in respect of any such claims that are the result of the negligence, wilful misconduct or fraud of the Escrow Agent and/or any of its partners, directors, officers and/or employees. The Escrow Agent shall be liable for claims or damages only to an aggregate maximum amount equal to the program management fee paid to the Escrow Agent, except for claims that are the result of the negligence, wilful misconduct or fraud of the Escrow Agent and/or any of its partners, directors, officers and/or employees. This indemnification will survive any termination of this Escrow Agreement and any discharge, resignation or removal of the Escrow Agent.

3.3	Attachment

The Escrow Agent is authorized, in its sole discretion, to comply with all writs, orders or decrees entered or issued, whether with or without jurisdiction, which purport to:

(a)	attach, garnish or levy upon the Escrow Fund;

(b)	stay or enjoin the delivery of the Escrow Fund; or

(c)	affect the Escrow Fund in any way.

The Escrow Agent shall not be liable to either of the Seller or the Purchaser because it obeys or complies with any such writ, order or decree, even if such writ, order or decree is subsequently reversed, modified, annulled, set aside or vacated.

3.4	Liability of Escrow Agent

The Escrow Agent shall not be liable for any action taken or omitted to be taken by it in good faith and in the exercise of its own best judgment, and any act done or omitted by it pursuant to the advice of counsel shall be conclusive evidence of such good faith. Once the Escrow Agent has paid out the Escrow Fund in accordance with the provisions of this Escrow Agreement, the Escrow Agent shall be released and discharged from all obligations hereunder with respect to the Escrow Fund and shall have no further responsibility towards the Seller or the Purchaser with respect to the Escrow Fund. If requested by the Escrow Agent at the time of and as a condition of final payment of Escrow Fund, both the Purchaser and the Seller shall provide a written release to the Escrow Agent in a form satisfactory to the Escrow Agent in its reasonable discretion. In the event of a disagreement arising as to the interpretation or meaning of any provision of this Escrow Agreement between the Purchaser and the Seller, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled by either written agreement among the Parties, by arbitration or by a court of competent jurisdiction, and may, at its option, pay the Escrow Fund into an Ontario court of competent jurisdiction.

3.5	Opinion of Counsel

The Escrow Agent may consult with counsel or other experts, advisors or agents whose advice the Escrow Agent in its reasonable discretion considers necessary to determine and discharge its duties under this Escrow Agreement and all costs related thereto shall be paid equally by the Purchaser on the one hand and the Seller on the other, provided that the Purchaser and the Seller have agreed in writing to the associated fees prior to same being incurred (such agreement not to be unreasonably withheld). Any opinion of counsel shall be complete authorization and protection for the Escrow Agent in respect of any action taken or omitted.

3.6	No Implied Duties of Escrow Agent

This Escrow Agreement sets forth all of the duties of the Escrow Agent in respect of the Escrow Fund. The Escrow Agent shall have no duties or obligations other than those set forth in this Escrow Agreement. Except to the extent that definitions from the Purchase Agreement are incorporated herein by reference, the Escrow Agent shall not refer to, and shall not be bound by, the provisions of any other agreement other than the terms of this Escrow Agreement and no implied duties or obligations of the Escrow Agent may be read into this Escrow Agreement. The Escrow Agent shall not be under any duty to give the Escrow Fund any greater degree of care than it gives its own similar property. The Escrow Agent’s duty to deliver the Escrow Fund shall be fully performed by delivering the monies in the Escrow Fund it has actually received (including any Interest accrued thereon), uninsured, as specified in this Escrow Agreement. The Escrow Agent accepts its duties and responsibilities under this Escrow Agreement and with respect to the Escrow Fund and any evidence related to the Escrow Fund, solely as custodian, bailee and agent.

3.7	Fees and Expenses of Escrow Agent

The Escrow Agent shall charge for its services hereunder on the same basis as set forth in Schedule B attached hereto. The Escrow Agent shall be entitled to reimbursement of its reasonable out-of-pocket expenses for carrying out its duties hereunder, including, subject to Section 3.5, any costs incurred as a result of the Escrow Agent becoming involved in any litigation, arbitration or court proceeding in its capacity as escrow agent hereunder, including pursuant to Section 4.1. The Seller, on the one hand, and the Purchaser, on the other, shall each be liable for fifty percent (50%) of the fees and expenses of the Escrow Agent. In the event of non-payment of any fees and expenses after thirty (30) days, the Escrow Agent shall have the right to reimburse itself out of any Escrow Fund in its possession for any such fees and expenses, and shall have a lien on the Escrow Fund for the payment of such fees and expenses.

ARTICLE 4

CHANGE IN THE ESCROW AGENT

4.1	Resignation of the Escrow Agent

The Escrow Agent may resign and be discharged from all of its obligations in this Escrow Agreement by giving the Seller and the Purchaser thirty (30) days prior written notice or such shorter notice as they may accept. If the Escrow Agent resigns, a new escrow agent shall be appointed by mutual written agreement of the Seller and the Purchaser. If such replacement escrow agent has not been appointed by the expiry of such thirty (30) day notice period, the Escrow Agent shall be entitled to apply under Ontario law for leave to deliver the Escrow Fund and all related records and documents into the custody of a court of competent jurisdiction or of an officer thereof and the resignation of the Escrow Agent shall become effective upon such delivery.

4.2	Replacement of the Escrow Agent

The Seller and the Purchaser may at any time, on thirty (30) days prior written notice to the Escrow Agent, jointly replace the Escrow Agent by delivering to the Escrow Agent a notice signed by them appointing a new escrow agent as the Escrow Agent hereunder.

4.3	Obligations of the Escrow Agent When Changed

Each new escrow agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The Escrow Agent will deliver custody of the accounts containing the Escrow Fund to the new escrow agent as soon as it has been advised of the appointment of such new escrow agent; provided, however, that the Escrow Agent shall not release any escrowed property hereunder until all of its fees and expenses have been paid as contemplated in this Escrow Agreement.

4.4	Assignment

Any entity resulting from the merger, amalgamation or continuation of the Escrow Agent or succeeding to all or substantially all of its business (by sale of its business or otherwise) shall thereupon automatically become the Escrow Agent hereunder without further act or formality. The Escrow Agent shall give the Purchaser and the Seller thirty (30) days prior written notice of any such event.

ARTICLE 5

GENERAL

5.1	Irrevocable Agreement

This Escrow Agreement shall not be revoked, rescinded or modified as to any of its terms and conditions, except by consent in writing signed by the Seller and the Purchaser and assented to in writing by the Escrow Agent.

5.2	Notices

(a)	Method of Delivery. Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(i)	delivered in person (including by courier service) during normal business hours on a Business Day and left with a receptionist or other responsible employee of the relevant Party or other responsible individual at the applicable address set forth below; or

(ii)	sent by e-mail (“Electronic Transmission”), during normal business hours on a Business Day, but notice by Electronic Transmission shall only be sufficient if the notice includes or is accompanied by the sender’s name, address, telephone number and e-mail address and if acknowledgement of the transmission is transmitted to the sender by the recipient or the recipient’s electronic system;

in the case of a notice to the Seller, addressed to:

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800

Thornhill, Ontario L3T 7V9

Canada

Attention:         Matthew Gerber, Chief Executive Officer

Email:                [email addresses redacted]

with a copy to (which copy shall not constitute a notice):

Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000, P.O. Box 53,

Toronto, Ontario M5K 1E7

Attention:          Paul Fitzgerald

Email:                 paul.fitzgerald@nortonrosefulbright.com

and in the case of a notice to the Purchaser, addressed to:

Hut 8 High Performance Computing Inc.

24 Duncan Street, Suite 55

Toronto, Ontario M5V 2B8

Attention:          Jaime Leverton, Chief Executive Officer

            Tanya Woods, Vice President and General Counsel

E-mail:                [email addresses redacted]

with a copy to (which copy shall not constitute a notice):

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Toronto, Ontario M5H 2T6

Attention:          Krisztian Toth

   Sean Stevens

E-mail:                ktoth@fasken.com sstevens@fasken.com

and in the case of a notice to the Escrow Agent, addressed to it at:

The Laurel Hill Advisory Group Company

70 University Avenue, Suite 1440

Toronto,ON

M5J 2M4

Attention:         Hazel Perfinian

           Carol Dixon

E-Mail:               [email addresses redacted]

(b)	Deemed Delivery. Each notice sent in accordance with this Section shall be deemed to have been received:

(i)	in the case of personal delivery, if delivered before 5:00 p.m., on the Business Day it was delivered; otherwise, on the first Business Day thereafter; or

(ii)	in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the acknowledgement of receipt is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter.

Any Party may change its address for notice by written notice delivered to the other Parties.

5.3	Further Assurances

Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Escrow Agreement.

5.4	Headings etc.

(a)	The division of this Escrow Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Escrow Agreement. The article, section, subsection and schedule headings in this Escrow Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Escrow Agreement. All uses of the words “hereto”, “herein,” “hereof,” “hereby” and “hereunder” and similar expressions refer to this Escrow Agreement as a whole and not to any particular section or portion of it. References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Escrow Agreement, except as otherwise expressly stated.

(b)	In this Escrow Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders. Whenever the words “include”, “includes” or “including” are used in this Escrow Agreement, they shall be deemed to be followed by the words “without limitation”, unless the context otherwise requires. The language used in this Escrow Agreement is the language chosen by the Parties to express their mutual intent, and no rule of contra preferentum or strict construction shall be applied against any Party.

5.5	Time

Time is of the essence of each provision of this Escrow Agreement.

5.6	Entire Agreement

This Escrow Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior negotiations, discussions, understandings, undertakings, statements, arrangements, promises, representations and agreements, both written or oral, between the Parties.

5.7	Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Escrow Agreement shall be effective only if it is in writing and signed by the Party giving it (namely, the Purchaser and the Seller, as applicable), and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Escrow Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

5.8	Performance on Holidays

If any action is required to be taken pursuant to this Escrow Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

5.9	Calculation of Time

In this Escrow Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

5.10	Governing Law

This Escrow Agreement shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the Province of Ontario and the laws of Canada in force in such Province, (excluding any rule or principle of the conflict of laws which might refer such construction or interpretation to the laws of another jurisdiction). Each Party irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising under this Escrow Agreement or related to this Escrow Agreement.

5.11	Successors and Assigns

This Escrow Agreement shall enure to the benefit of and be binding upon each of the Parties hereto and their respective heirs, executors, legal personal representatives, administrators, successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns, but shall not be assigned by either the Seller or the Purchaser without the prior written consent of the other (excluding the Escrow Agent).

5.12	Counterparts

This Escrow Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

5.13	Electronic Execution

To evidence the fact that it has executed this Escrow Agreement, a Party may send a copy of its executed counterpart to all other Parties by Electronic Transmission or by email and if sent by email, in Portable Document File (PDF) format. In such event, such Party shall forthwith deliver to the other Party the counterpart of this Escrow Agreement executed by such Party.

5.14	Currency

All statements of or reference to dollar amounts in this Escrow Agreement are to Canadian dollars.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

TO WITNESS their agreement, the Seller, the Purchaser and the Escrow Agent have duly executed this Escrow Agreement on the date first above written.

TERAGO NETWORKS INC.

By:
Name:
Title:

HUT 8 HIGH PERFORMANCE COMPUTING INC.

By:
Name:
Title:

THE LAUREL HILL ADVISORY GROUP COMPANY

By:
	Name:	Hazel Perfinian
	Title:	Vice President

Signature Page of Escrow Agreement

SCHEDULE A

ESCROW RELEASE NOTICE

TO:             THE LAUREL HILL ADVISORY GROUP COMPANY, Attention: [●], email: [●] and [●], email: [●]

RE:        Escrow Agreement made                                       among TeraGo Networks Inc. (the “Seller”), Hut 8 High Performance Computing Inc. (the “Purchaser”) and The Laurel Hill Advisory Group Company as Escrow Agent (the “Escrow Agreement”)

Unless otherwise defined herein, all capitalized terms used in this Escrow Release Notice shall have the meaning ascribed to them in the Escrow Agreement.

The Purchaser and the Seller, hereby irrevocably instruct you, forthwith upon receipt of this notice, to release $[●], plus interest, if any, from the <insert Adjustment Escrow Amount or Indemnity Escrow Amount> to the <insert Seller or Purchaser> as follows:

[●] <insert address associated with beneficiary account> at [insert wire transfer instructions](include bank name, bank code and transit number, SWIFT Code, and account number)

If applicable, any interest due to the <insert Seller or Purchaser> that was previously reported for tax purposes shall be released to <insert address associated with beneficiary account> at [insert wire transfer instructions](include bank name, bank code and transit number, SWIFT Code, and account number)

This shall be your good, sufficient and irrevocable authority for so doing.

DATED this            day of               ,        .

TERAGO NETWORKS INC.

By:
Name:
Title:

HUT 8 HIGH PERFORMANCE COMPUTING INC.

By:
Name:
Title:

SCHEDULE B

ESCROW FEES

Program Management Fee – inclusive of the services listed below:	$5,000.00

✓  Discuss requirements with client(s) and legal counsel;

✓  Review and execute escrow agreement;

✓  Receive and reconcile incoming escrow funds;

✓  Maintain escrow funds in an interest-bearing Canadian chartered bank account that will earn interest at the prevailing rate earned on similar deposits at any given time;

✓  Open, maintain and reconcile a segregated escrow account;

✓  Calculate interest daily and credit interest monthly to escrow account;

✓  Provide client(s) with escrow account statements as agreed or upon request;

✓  Perform up to 5 releases of escrow funds by wire/cheque per year;

✓  Perform required Canada Revenue Agency tax filing and reporting for accrued interest (including T5 tax slips for up to 5 payees per year);

✓  Respond to inquiries; and

✓  Annual Services Fee for first 2 years.

Annual Services Fee – per year or part thereof, payable in advance each year	$1,250.00 Applies only after 2 years
Other Fees, as applicable:
Release of escrow funds (includes handling rejected wires and replacement of cheques) – each outgoing wire/cheque	$75.00 Applies only after first 5 releases/year
T5 tax slip preparation and mailing (includes handling of replacement tax slips) – each tax slip	$25.00 Applies only after first 5 tax slips/year

All out-of-pocket expenses, including long distance calls, postage, courier, stationery and other reasonable expenses will be invoiced as incurred, inclusive of our standard surcharges for the management and recovery of such expenses.

Terms and Conditions

✓	This fee agreement is non-binding until signed by client(s) and Laurel Hill.

✓	The Program Management Fee will be invoiced upon receipt of the escrow funds.

✓	If Laurel Hill engages in discussions and/or review of the draft escrow agreement and is then advised that our services will no longer be required, a fee equal to 25% of the Program Management Fee will be invoiced.

✓	The Annual Services Fee will be invoiced on the anniversary of the execution of the escrow agreement, if and when applicable.

✓	All other fees and expenses will be invoiced as and when incurred.

✓	All fees are in Canadian dollars and are non-refundable.

✓	Applicable taxes will be added to all fees and expenses.

✓	Any additional services that are provided at client(s) request will be invoiced as incurred and at mutually agreed upon fees.

✓	We will treat all information related to the clients with the highest degree of security and confidentiality.

EXHIBIT 10.4(I)(XI)

FORM OF MASTER SERVICES AGREEMENT

[Attached]

TERAGO MASTER SERVICES AGREEMENT

This Master Services Agreement is made and entered into between TeraGo Networks Inc. (“TeraGo”) whose principal place of business is 55 Commerce Valley Drive West, Suite 800, Thornhill, Ontario, L3T 7V9 and Hut 8 HPC Inc. whose principal place of business is ● (“Customer”) as set out in the Order Form(s).

In consideration of the mutual promises and covenants herein contained and other good and valuable consideration, the parties hereto agree to be bound by the terms and subject to the conditions of this Agreement. This Agreement consists of this cover page, the terms and conditions on the following pages, the following exhibits and schedules which are incorporated by reference into this Agreement and any other written agreement between TeraGo and the Customer regarding the Services.

1.	EXHIBIT A – ORDER FORM(S): Establishes the overall framework and summary for the engagement between TeraGo and the Customer, including Customer billing and the Services to which the Customer wishes to subscribe, together with pricing, applicable one-time fees, quantities and associated term length, and applicable site level forms which are attached as Schedules to the Order Form(s). Orders may be amended or replaced, depending on the circumstances of the Customer requirements and upon written agreement from TeraGo.

2.	EXHIBIT B – SERVICE LEVEL AGREEMENT: Sets out the service level commitments of TeraGo for the Services to which the Customer wishes to subscribe.

3.	EXHIBIT C - ACCEPTABLE USE POLICY: Sets out the policy in which usage of the Services provided to the Customer by TeraGo shall be subject to (the TeraGo Acceptable Use Policy”). The Customer shall not use or permit usage of any Service in a manner that violates TeraGo’s Acceptable Use Policy. The Customer acknowledges having read and accepted TeraGo’s Acceptable Use Policy prior to executing this Agreement.

TERMS AND CONDITIONS

These Terms and Conditions (as may be revised from time to time by TeraGo upon written notice to the Customer) apply to TeraGo’s provision, and the Customer’s use, of the Services under the Agreement.

1.	Definitions

Capitalized terms and acronyms in this Agreement have the following meaning:

“Activation” means that a Service has been installed or initiated in accordance with the requirements of the related Order Form;

“Affiliate” means with respect to either party, any other entity controlling, controlled by or under common control of a party, where “control” means the holding of more than fifty percent (50%) of equity ownership;

“Agreement” means collectively, this Master Services Agreement, TeraGo’s Acceptable Use Policy, the SLA, the terms of each Order Form accepted by TeraGo and any additional service terms and conditions, schedules or exhibits to this Master Services Agreement that are agreed in writing. by the Customer and TeraGo;

“Charges” means the fees and charges in the applicable Order Form;

“Confidential Information” means information disclosed by the Customer or TeraGo to the other party that is designated at the time of disclosure as confidential (or like designation), is disclosed in circumstances of confidence or would be understood by the Customer and TeraGo, exercising reasonable business judgment, to be confidential. “Confidential Information” shall not include information that: (a) is known by the receiving party or is otherwise generally available to the public prior to the receipt thereof; (b) becomes known or generally available to the public (other than by act of the recipient) after its disclosure; (c) is disclosed or made available in writing to the recipient by a third party without imposition of similar confidentiality obligations; or (d) is required to be disclosed in compliance with any applicable law (including securities law and regulations), under any applicable stock exchange rules, under order of a court of competent jurisdiction or other similar requirement of a governmental agency, provided that the disclosing party is provided with immediate notice of such requirement (where practicable) so as to enable the disclosing party, if it so chooses, to seek to obtain a judicial or other applicable order prohibiting or limiting the disclosure required;

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212

“Content” means information made available, displayed or transmitted in connection with a Service;

“Customer Equipment” means all material, equipment and software placed by or for the Customer in a colocation space provided by TeraGo and excludes all TeraGo Equipment;

“Force Majeure Event” has the meaning ascribed to such term in Section 12.1;

“Order Form” means an order submitted by the Customer for Services under this Agreement, in the form provided for in Exhibit A and to be updated from time to time upon addition to or change of Services;

“Service Interruption” has occurred when a Customer reports a Service Incident (as defined in the SLA). Service Interruption shall not include (a) Scheduled Maintenance or Emergency Maintenance (as defined in the SLA), (b) interruption resulting from any acts or omissions of the Customer or Users, or (c) interruption resulting from problems related to a Force Majeure Event, including but not limited to problems related to the Customer's Local Area Network (LAN), Customer’s equipment or any failure caused by power outages, problems in the Customer’s location, denial of service attacks (other than if Customer subscribes to TeraGo’s DDoS Service), or outages or problems occurring outside of TeraGo’s network;

“Services” means the services TeraGo shall provide to the Customer according to the applicable Order Form;

“SLA” means the Service Level Agreement set forth in Exhibit B that forms part of the Agreement;

“TeraGo Equipment” means all material, equipment and software provided by TeraGo, including any equipment or software set out in the Order Form, and any other equipment used in the provision of the Services; and

“Users” means any person the Customer permits to access or use the Services.

2.	Ordering Services

1.	Procedures for Ordering Services. The Customer may at any time, and from time to time, order any of the Services offered for sale by TeraGo pursuant to the following procedure:

(a)	The Customer initiates the Service order process by contacting TeraGo, in writing (including by email or fax), requesting the Service(s) required by the Customer.

(b)	Upon receipt of a request for the Services from the Customer, TeraGo shall assemble and provide (including by email or fax) the Customer with an Order Form (which shall include a quote for the Service).

(c)	If, upon receipt of the Order Form from TeraGo, the Customer finds the Order Form acceptable (including upon the receipt of a revised Order Form where the Customer has requested revision to an Order Form submitted and TeraGo has accepted the revision and submitted a revised Order Form), the Customer shall execute the Order Form, subject to the terms and conditions of this Agreement and return of the Order Form to TeraGo.

(d)	The Order Form, this Agreement and any applicable quotes shall become a binding agreement upon execution of the Order Form by the parties.

2.	Co-Operation of Customer. Upon execution of an Order Form and this Agreement, the Customer shall take all reasonable action necessary to give effect to each Order Form and the Agreement.

3.	Term and Termination

1.	Service Term. The term of this Agreement begins on the date of the first Order Form that is executed for a Service and will continue so long as any Order Form remains in effect, subject to earlier termination in accordance with this Section 3. Unless otherwise stated in the Agreement, the term for each Service is as set forth in the applicable Order Form (the “Initial Service Term”), beginning on Activation of each Service. The Service Term shall automatically renew for successive three-month periods (the “Renewal Service Term”), unless either party terminates such Service by providing written notice of such intention at least ninety (90) days prior to the end of the Initial Service Term or any Renewal Service Term, as the case may be. The Initial Service Term and any Renewal Service Term(s) are collectively referred to as the “Service Term”.

2

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212

2.	Termination by TeraGo. Without incurring liability, TeraGo may terminate the Agreement or suspend, restrict or terminate the applicable Service, upon the period of prior written notice (unless, if applicable, Customer cures such failure prior to the effective date of termination, suspension, or restriction pursuant to such notice) set out in parentheses after each ground for termination (provided that such notice shall identify which of such actions is to be taken), if the Customer:

(a)	fails to pay any undisputed Charge when due, upon the invoice for such Charge not having been paid by the later of (i) the expiration of the period for the dispute of such invoice, and (ii) the Payment Due Date (ten (10) days’ notice issued on or after the expiration of such payment period);

(b)	violates or breaches any of the material provisions of the Agreement, other than (a) above (thirty (30) days’ notice);

(c)	if the Customer becomes bankrupt or insolvent, makes a general assignment for the benefit of creditors, is dissolved or liquidated or takes any corporate action for such purpose, has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business (thirty (30) days notice); or

(d)	where any applicable law or order of a regulatory body of competent authority prohibits TeraGo from furnishing such Services (the lesser of thirty (30) days’ notice or as long as compliance allows).

If TeraGo terminates this Agreement or one or more Services pursuant to this Section 3.2(a) or (b), Section 6.4 or Section 6.5, the Customer shall pay to TeraGo, as liquidated damages and not as a penalty, and in addition to any validly incurred and undisputed Charges invoiced prior to the date of termination, an amount which is equal to the sum of 50% of all remaining fees for the Term(s) as set out in the relevant Order Form(s).

3.	Termination by Customer for Cause. Without incurring liability (including that the remaining fees for the applicable Service(s) as set out in the relevant Order Form(s) shall not be payable for the period of the Term of such Service(s) remaining after termination), the Customer may terminate the applicable Service(s) upon thirty (30) days’ prior written notice, if TeraGo violates any of the material provisions of the Agreement, unless TeraGo cures its violation within the thirty (30) day notice period.

4.	Termination by Customer without Cause. If the Customer terminates this Agreement or one or more Services for any reason other than as permitted under Section 3.3, the Customer shall pay to TeraGo, as liquidated damages and not as a penalty, and in addition to any validly incurred Charges to the date of termination, an amount which is equal to the sum of all remaining fees for the Term(s) as set out in the relevant Order Form(s).

5.	Disputes. The Customer shall give notice of all invoice disputes within ninety (90) days of the invoice date and, with such notice, provide any supporting documentation. Failure to give such notice shall constitute acceptance of accuracy of entire contents of the invoice, and the Customer will have no further right to challenge the accuracy of any portion of the invoice. The Customer agrees and acknowledges that the undisputed portion of any disputed invoice and all subsequent invoices shall be payable in accordance with the terms of this Agreement.

4.	Service Obligations and Warranties

1.	TeraGo will deliver Services in a professional manner in accordance with generally recognized industry standards and with the necessary personnel to provide support and maintenance and other services in accordance with this Agreement, and the Services will conform to the specifications set out in the applicable Order Form. Service levels and related support and maintenance terms shall be as provided in the SLA. TeraGo will respond to written Customer inquiries related to the Services and any issues with the Services in a timely fashion. TeraGo will notify Customer in writing if a Service in the Order Form requires additional funding outside of the agreed to Fees, and submit an itemized request to have the additional Service funded; provided that if such additional Service(s) are not approved for funding by Customer in writing, TeraGo shall not be required to undertake any such additional Service requests.

2.	Each Party represents and warrants that:

2.1.1.	It has the corporate power and authority to enter into this Agreement to grant the rights and licenses granted hereunder and to perform its obligations.

2.1.2.	When executed and delivered by such party, this Agreement will constitute a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

2.1.3.	It will comply with all applicable Laws in the performance of its obligations hereunder

3.	TeraGo represents and warrants to Customer that:

3.1.1.	TeraGo has not, and will not (a) grant any rights or licenses to the whole, or any part, of the or any other intellectual property or technology applicable to the Services that, or (b) enter into any agreement that, would conflict with TeraGo’s obligations or the Customer’s rights under this Agreement;

3

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212

4.	To TeraGo’s knowledge, Customer’s authorized use of the Services will not infringe on any registered intellectual property rights of any third party arising under the Law of Canada.

5.	TeraGo’s obligations under this Agreement do not extend to any relocation, maintenance, repair, rearrangement, alteration, modification, or adjustment which becomes necessary due to, resulting from or in any way related to, damage, misuse or failure on the part of the Customer.

6.	EXCEPT AS SET OUT IN THIS AGREEMENT, TERAGO MAKES NO REPRESENTATIONS, WARRANTIES, COVENANTS OR GUARANTEES WHATSOEVER, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OR REPRESENTATION OF FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILITY. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, TERAGO MAKES NO REPRESENTATIONS, WARRANTIES, COVENANTS OR GUARANTEES RELATING TO: (A) NETWORK TRANSMISSION CAPACITY; (B) WHETHER DATA OR CONTENT WILL BE TRANSMITTED IN AN UNCORRUPTED FORM; (C) [intentionally deleted]; (D)[intentionally deleted]; (E) THE COMPATIBILITY OF THE SERVICES OR THE FACILITIES (INCLUDING TERAGO EQUIPMENT) OR SOFTWARE WITH THE CUSTOMER’S USE, INCLUDING THE CUSTOMER’S CONTENT, DATA, PROGRAMS OR TRANSMISSIONS; OR (F) FREEDOM FROM ERROR, NON-INTERRUPTION, NON-INTERFERENCE OR NON-INFRINGEMENT.

7.	Use of Subcontractors. TeraGo may engage subcontractors or third parties to assist TeraGo to provide the Services, provided, however, that TeraGo is and will remain fully responsible and liable to Customer for the performance of it’s obligations under this Agreement.

5.	Property and Equipment

1.	Title and Care. The parties agree that all title and ownership of TeraGo Equipment shall at all times remain with TeraGo or its subcontractors, as the case may be. The Customer shall at all times be responsible to TeraGo for all loss and/or damage to the TeraGo Equipment, except where directly caused by weather factors, by the negligence of TeraGo or where the Customer has no means of access to or control over such TeraGo Equipment. The Customer shall return any TeraGo Equipment upon the termination of the related Services or termination of the Agreement in substantially similar condition to that in which they were furnished to the Customer, reasonable wear and tear excepted. If applicable, the Customer shall allow or use commercially reasonable efforts to secure permission for TeraGo to remove any TeraGo Equipment from the property and premises of the Customer and any customer or landlord of the Customer upon the termination of the related Services or termination of the Agreement. TeraGo Equipment shall not be encumbered, loaned, leased or sold by the Customer.

2.	Customer Platform. The Customer shall be responsible for procuring and maintaining the platform elements, including any equipment, hardware and computing environment, as may be designated by TeraGo in the applicable Order Form (“Customer Platform”), in accordance with the applicable provider’s specifications.

3.	Limited Software License. To the extent that TeraGo provides software in relation to the Services or associated hardware or TeraGo Equipment, TeraGo grants the Customer a temporary non-exclusive and non- transferable license to such software for the sole purpose of enabling the Customer to use in object code form such software or hardware, as the case may be, for its own internal business purposes in accordance with this Agreement, provided that the Customer (a) uses the software solely in connection with the Services and in accordance with the applicable written and electronic documentation (“Documentation”), (b) does not reverse engineer the software to derive its source code, (c) does not copy or download the software, except as permitted in the Documentation, and (d) complies with any additional terms and conditions that are provided to Customer in advance with any third-party software.

4.	Equipment Leased by Customer. The Customer’s rights and interests in any TeraGo Equipment leased from or through TeraGo will be set out in the applicable Order Form.

5.	Rights to Service Specifics. The Customer obtains no proprietary right or interest in, or any right to the use of, any specific type of facility, service, equipment, number, domain, process or code associated with the Services. As between the Customer and TeraGo, all right, title and interest to such items remain at all times solely with TeraGo.

4

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212

6.	Replacement/Alteration of Equipment. TeraGo may, at its own cost, in instances necessitated for reasons critical to the performance of TeraGo’s network or important to quality or consistency of its provisioning of the Services, in TeraGo’s absolute discretion and without notice to the Customer, make changes to or replace the TeraGo Equipment and any other equipment used in connection with the provision of the Services, provided that the quality is not materially adversely affected. In other instances, where in TeraGo’s opinion the TeraGo Equipment or any other equipment used in connection with the provision of the Services should be changed or replaced, TeraGo agrees to consult with the Customer and TeraGo and the Customer, acting reasonably, will mutually agree in writing on a schedule for the replacement of such equipment.

6.	Service Use

1.	Emergency or Maintenance. The Customer agrees that it may be necessary for TeraGo or a TeraGo subcontractor to temporarily suspend service for technical or maintenance reasons. Such suspension of service will not be a Service Interruption but, for greater certainty, may result in a Service Incident under the SLA.

2.	Interconnection. The Customer may choose to interconnect Services with services or facilities of other communications carriers, and with private systems, including the Customer Platform, where those services and facilities are compatible with the Services and applicable product and industry standards. The Customer is solely responsible for such third party relationships, including but not limited to interconnection, interoperation, maintenance and performance.

3.	Compliance with Laws and Policies. TeraGo shall at all times provide the Services in compliance with all applicable laws.

The Customer shall be responsible for the Customer’s and Users’ use of the Services and content. The Customer acknowledges that TeraGo does not own or have any control over the Content accessible or that may be available to or by the Customer or its Users through the use of the Services. The Customer’s and Users’ use of the Services and Content shall, at all times, comply with this Agreement, all applicable laws and all applicable policies, including TeraGo’s Acceptable Use Policy). Customer will use commercially reasonable efforts to promptly notify TeraGo of any unauthorized use of the Services, security breaches of the Services or any other breaches in compliance with this section.

4.	Resale. Unless otherwise agreed upon or specifically prohibited in an Order Form, the Customer may resell the Services or TeraGo Equipment (or otherwise make the Services or TeraGo Equipment available to third parties for value). If the Customer has resold Services or TeraGo Equipment contrary to the foregoing, TeraGo shall have the right to, upon notice to Customer to either (a) suspend Services or invoke return of the TeraGo Equipment, as applicable, or (b) terminate this Agreement or the applicable Service(s) and (c) apply a premium to all resold Services or TeraGo Equipment.

5.	Suspension or Termination due to Improper Use. Unless otherwise required by law or regulatory authority, TeraGo may, acting reasonably and without incurring liability: (a) cancel a request for Services; (b) suspend or terminate a Service(s) and/or the Agreement; (c) temporarily block Service(s) to Customer premises; (d) remove any materials on any website, electronic mail transmission, news group, or other material created or accessible over or through the Services; or (e) cooperate with law enforcement or the appropriate legal authorities, if TeraGo deems such action necessary to protect against fraud or the commission of suspected illegal activities, to prevent the Customer’s or Users’ use of the Services from interfering with any TeraGo Equipment or TeraGo’s ability to provide the Services to the Customer or others. In suspending or temporarily blocking Services under this Section, TeraGo will use reasonable efforts to provide advanced notice to the Customer before taking action and, if advanced notice cannot be provided, shall provide notice as soon as possible after suspending or temporarily blocking the Services. That notice shall set out adequate reasons for the decision to terminate the Services.

7.	Limitation of Liability

1.	UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, WHATSOEVER, WHETHER ARISING IN NEGLIGENCE, TORT, STATUTE, EQUITY, CONTRACT, COMMON LAW OR ANY OTHER CAUSE OF ACTION OR LEGAL THEORY, INCLUDING BUT NOT LIMITED TO LOST PROFITS, LOST REVENUE, LOSS OF DATA, LOST BUSINESS, FAILURE TO REALIZE EXPECTED SAVINGS OR ANY OTHER COMMERCIAL OR ECONOMIC LOSS OF ANY KIND WHATSOEVER, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE PROVISION OF THE SERVICES, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGES.

5

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212

2.	OTHER THAN PURSUANT TO TERAGO’S WILFUL MISCONDUCT, TERAGO SHALL, UNDER NO CIRCUMSTANCES, BE LIABLE TO THE CUSTOMER FOR ANY DAMAGES ARISING OUT OF OR RELATING TO: (A) FACILITIES, EQUIPMENT, SOFTWARE, APPLICATIONS, SERVICES OR CONTENT PROVIDED BY THE CUSTOMER, USERS OR THIRD PARTIES; (B) SERVICE INTERRUPTIONS, DEGRADATION, ERRORS, DELAYS OR DEFECTS IN TRANSMISSION, IN EACH CASE OTHER THAN AS SPECIFIED IN THE SLA; (C) UNAUTHORIZED ACCESS TO OR THEFT, ALTERATION OR LOSS OR DESTRUCTION OF THE CUSTOMER’S, USERS OR THIRD PARTIES’ APPLICATIONS, CONTENT, DATA, PROGRAMS, INFORMATION, NETWORK OR SYSTEMS BY ANY MEANS (INCLUDING, WITHOUT LIMITATION, VIRUSES); OR (D) ANY ACT OR OMISSION OF THE CUSTOMER, USERS OR THIRD PARTIES.

3.	IN THE EVENT THAT TERAGO IS FOUND LIABLE IN ANY MANNER, OTHER THAN PURSUANT TO WILLFUL MISCONDUCT OR ANY BREACH OF CONFIDENTIALITY THE CUSTOMER AGREES, ACKNOWLEDGES AND CONFIRMS THAT TERAGO'S LIABILITY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE PROVISION OF THE SERVICES AND RELATED EQUIPMENT SHALL BE LIMITED TO THE CHARGES PAID BY OR INVOICED TO THE CUSTOMER FOR THE APPLICABLE SERVICE(S) DURING THE 12 MONTHS PRIOR TO THE INCIDENT AT ISSUE, AND THAT THIS LIMITATION IS FAIR AND REASONABLE IN THE COMMERCIAL CIRCUMSTANCES OF THIS AGREEMENT AND THAT TERAGO WOULD NOT HAVE ENTERED INTO THIS AGREEMENT BUT FOR THE CUSTOMER'S AGREEMENT TO LIMIT TERAGO'S LIABILITY IN THE MANNER, AND THE EXTENT, PROVIDED FOR HEREIN.

8.	Indemnity

1.	Each party to the Agreement shall indemnify and hold the other party, its Affiliates and each of their directors, officers, employees and agents harmless from and against all loss, liability, cost or damages of any type and expense, including reasonable legal fees and disbursements, relating to (a) injury or death or damage or loss of physical property caused by the party’s acts or omissions, and (b) infringement of third party intellectual property right or right of privacy in connection with the use of the Service(s) or otherwise, where the infringement arises from the unauthorized modification, or combination or connection of the Service(s) or TeraGo Equipment or the other acts or omissions specifically relating to its use of the Service or transmissions, information, data, content or programs thereon or associated therewith, (c) [INTENTIONALY DELETED].

2.	The Customer shall indemnify and hold TeraGo, its Affiliates and each of their directors, officers, employees and agents harmless from and against all loss, liability, cost or damages of any type and expense, including reasonable legal fees (of a counsel which TeraGo may select on its own) and disbursements, relating to the Customer’s Content, business practices, operations or conduct, including but not limited to claims for libel, slander, harassment, improper use of the Service(s) or related facilities, and whether attributable to the Customer or the Customer’s agents, contractors or Users.

9.	Confidential Information

1.	Each party agrees not to disclose the Confidential Information of the other party without the other party's written consent, except as required to be disclosed in compliance with any applicable law (including securities law and regulations), under any applicable stock exchange rules, under order of a court of competent jurisdiction or other similar requirement of a governmental agency, and agrees to take such care to protect the confidentiality of the Confidential Information as would be taken by a reasonable party to protect its own confidential information from disclosure (and which will be no less than reasonable care). However, a party may also disclose the Confidential Information to third parties (e.g. Affiliates and subcontractors) who have a need to know for purposes of carrying out or enforcing this Agreement and who are bound by confidentiality terms substantially the same and as protective as those of this Agreement.

2.	Unless the Customer consents in writing or disclosure is made pursuant to a legal or regulatory requirement, all information regarding the Customer, other than the Customer’s name, address, listed telephone number, domain name or “IP” number, may not be disclosed to anyone other than (a) a person who (in TeraGo’s reasonable judgment) is seeking the information as the Customer’s agent, or (b) an agent retained by TeraGo in the collection of the Customer’s account, provided disclosure is made on a confidential basis and the information is required for, and is to be used only for, the stated purpose.

10.	Intellectual Property

1.	No Infringement of Intellectual Property. Customer represents and warrants that (i) it owns all right, title and interest to, or have appropriate license or other rights to use, all data and content accessed or transmitted using the Services by Customer (“Customer-Provided Materials”), and (ii) neither the Customer-Provided Materials nor Customer’s use of the Services, will infringe the intellectual property or other proprietary rights of TeraGo or any third party.

6

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212

2.	TeraGo Intellectual Property. Customer acknowledges that all right, title and interest in any and all technology, including without limitation the hardware and software solely provided or made available by TeraGo in connection with the Services and any trademarks or service marks of TeraGo or third parties whose products or services are utilized in connection with TeraGo’s provision of the Services (other than Customer- Provided Materials) (collectively, the “TeraGo Intellectual Property”) is vested in TeraGo and/or in TeraGo’s licensors. Customer shall have no right, title, claims or interest in or to the TeraGo Intellectual Property, and Customer may not use the TeraGo Intellectual Property or related documentation except as expressly provided herein, nor copy, modify or translate the TeraGo Intellectual Property or related documentation, or decompile, disassemble or reverse engineer the TeraGo Intellectual Property, or grant any other person or entity the right to do so. Unless otherwise expressly stated in this Agreement, Customer is not authorized to distribute or to authorize others to distribute the TeraGo Intellectual Property in any manner without the prior written consent of TeraGo.

3.	Customer Intellectual Property. TeraGo acknowledges that all right, title or interest in any and all technology that is part of or provided with the Customer-Provided Materials, and any and all trademarks or service marks of Customer or third parties whose products or services comprise all or a part of the Customer- Provided Materials (collectively, the “Customer Intellectual Property”) is vested in Customer and/or in Customer’s licensors. Unless otherwise expressly stated in this Agreement, TeraGo shall have no right, title, claims or interest in or to the Customer Intellectual Property. Other than to the extent necessary or appropriate to provide the Services or as otherwise permitted under this Agreement, TeraGo shall not use, copy, modify, distribute or translate Customer Intellectual Property or related documentation, or decompile or disassemble or reverse engineer the Customer Intellectual Property, or grant any other person or entity the right to do so. Unless otherwise expressly stated in this Agreement, TeraGo is not authorized to distribute or to authorize others to distribute the Customer Intellectual Property in any manner without the prior written consent of Customer.

11.	Invoicing and Payment

1.	Pricing. Prices stipulated in the Order Form are quoted in Canadian dollars exclusive of applicable taxes. Customer shall be responsible for the timely payment of all fees and applicable taxes including withholding taxes where applicable. Prices may include certain third party costs including software licensing, energy or utility usage costs, equipment, and or professional services as required by the Customer. Such additional third party costs may be subject to increases that are not within the control of TeraGo and will be charged at current market prices to the Customer.

2.	Invoicing. The Customer shall be invoiced thirty (30) days in advance (the “Billing Date”) for all Service(s) provided under this Agreement with payment of undisputed amounts due within forty-five (45) days of the Billing Date (the “Payment Due Date”). When any payment falls due on a day other than a business day (Monday to Friday excluding statutory holidays), the Payment Due Date shall be the following business day. Payments will be credited to the account of the Customer as of the date the payment is received by TeraGo. Monthly recurring Charges for Service(s) will not be considered in arrears until the business day following the first calendar day of the month when Service(s) are provided. The Customer shall be responsible for and will reimburse TeraGo for any Charges or banking fees incurred by TeraGo as a result of NSF cheques or payments delivered by the Customer. In the event of non-payment of an invoice, TeraGo may suspend any or all Service(s) after providing the Customer with ten (10) Business Days prior written notice. Suspended Service(s) shall be restored to the Customer upon payment in full to TeraGo of all undisputed amounts owing plus all reasonable costs and expenses, actually incurred by TeraGo relating to the suspension and restoration of such Service(s). The foregoing right of suspension shall be in addition to any other rights or remedies TeraGo may have under this Agreement or at law.

3.	Interest. Without prejudice to the right of TeraGo to receive payment when due, TeraGo may assess a late payment charge of 1.5% per month or fraction of a month (equivalent to 18% per annum) on the unpaid balance of undisputed amounts invoiced. The late payment charge provides for recoupment of administration and carrying charges relating to amounts that are owed to TeraGo and are in arrears.

7

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212

12.	General Provisions

1.	Force Majeure. Neither party will be liable for any event beyond its reasonable control, including but not limited to acts of God, inclement weather including lightning, riots or civil disputes, war or armed conflict, any law, governmental order, decision or regulation, or order of any court of competent jurisdiction (in each case, a “Force Majeure Event”). In the case of any such event, performance requirements and timelines will be suspended during such period (except that the Customer’s obligation to pay for Charges incurred for Services received shall not be excused), provided that the party relying on such Force Majeure Event uses all commercially reasonable efforts to alleviate the impediment.

2.	Currency. Unless otherwise indicated on an Order Form, all monetary references in this Agreement and all pricing and payments will be in Canadian currency.

3.	Changes to Terms and Conditions or Amendment. TeraGo may not change the provisions of any of the Terms and Conditions without the prior written consent of Customer. TeraGo will periodically update the SLA and will distribute the updated version to its customers. TeraGo shall not make any changes to the SLA that will result in a reduction of its service level commitments under the SLA without the consent of prior written Customer as an amendment to this Agreement and, if TeraGo purports to make such a change, Customer shall have the right to terminate this Agreement for cause in accordance with Section 3.3. Changes made by TeraGo which will result in improvements to the level of service provided under the SLA will be made at the sole discretion of TeraGo in order to ensure that TeraGo may continue to meet its service level commitments.

All other amendments to this Agreement, Order Forms, the SLA or other schedules or exhibits shall be in writing duly executed by each party in the same manner and with the same formality as this Agreement.

4.	Future Regulation. In the event that this Agreement or any part or provision thereof, the provision of any Services or the Services should become subject to regulation or approval by any authority having lawful jurisdiction, then the Customer shall co-operate with TeraGo to make reasonable amendments to this Agreement, Order Forms, the SLA or other schedules or exhibits, as applicable, and to obtain any required approvals with respect to the provision of the Services in order to comply with applicable regulatory requirements and to allow the continued supply of the Services by TeraGo to the Customer under circumstances as close as practicable to those then provided.

5.	Assignment. Neither party may assign this Agreement, in whole or in part, or any rights or obligations thereafter, without the prior written consent of the other party, which consent shall not be unreasonably withheld. Any attempted assignment without such prior written consent shall be void.

6.	Relationship. The relationship between TeraGo and the Customer is that of independent contractors, and there is no agency, partnership, joint understanding or joint venture agreement between the parties to this Agreement.

7.	Entire Agreement. This Agreement constitutes the entire subject matter agreement between TeraGo and the Customer. This Agreement supersedes all prior negotiations, proposals, agreements, representations, warranties, whether oral or written, on such subject matter.

8.	Enurement. This Agreement shall be binding upon and enure to the benefit of TeraGo and the Customer and their respective successors and permitted assigns.

9.	Governing Law. This Agreement shall be governed by and interpreted according to the laws of the Province of Ontario and the laws of Canada applicable therein. The parties attorn to the exclusive jurisdiction of the courts in the Province of Ontario in respect of all matters arising out of or in connection with this Agreement.

10.	Interpretation. In this Agreement, the headings are for convenience of reference only and shall not affect its construction or interpretation. Words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations, societies and corporations. Singular words include the plural and vice-versa and “including” means including without limitation.

11.	Waiver. No waiver of any term or provision or of any breach or default shall be valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any other terms or provision or any subsequent breach or default of the same or similar nature.

12.	Notice. All notices provided for shall be given in writing and transmitted by personal delivery, prepaid first class registered or certified mail to the Customer’s address as identified in the Order Form; and

to TeraGo at:

55 Commerce Valley Drive West, Suite 800, Thornhill, Ontario, L3T 7V9 .

Attention: Legal Department

8

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212

13.	Severability. The invalidity, illegality or unenforceability of any one or more provisions of this Agreement shall not affect or impair any other provisions of this Agreement.

14.	Order of Precedence. In the event of conflict between the Terms and Conditions of this Agreement and the terms of any Order Form, Schedule, Exhibit, the Terms and Conditions of this Agreement shall prevail unless the Order Form expressly states that it is amending the Terms and Conditions of this Agreement.

15.	Counterparts. The Order Form may be signed in counterparts by facsimile transmission or .PDF, each of which shall be deemed to be an original, but all of which, taken together, shall constitute but one and the same instrument and shall be deemed to bear the date as of the date of execution on the Order Form.

16.	Survival. Sections 7 Limitation of Liability, 8 Indemnity, 9 Confidential Information, 10 Intellectual Property, 11 Invoicing and Payment and 12 General Provisions shall survive the termination and expiration of this Agreement.

17.	Time. Time shall be of the essence in this Agreement.

18.	Language of Agreement. TeraGo and the Customer confirm that they wish to have this Agreement written in English only. Les parties aux présentes confirment leur volonté que cette convention soit rédigée en langue anglaise seulement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed by their proper authorized officers on the date first above written.

HUT 8 MINING CORP. (Customer)			TERAGO NETWORKS INC.

By:		By:
	Name:		Name:
	Title:		Title:
	I have authority to bind the Corporation		I have authority to bind the Corporation

9

TeraGo Networks Inc.

55 Commerce Valley Drive West, #800,

Thornhill, Ontario L3T 7V9

P: 1-866-TeraGo-1 (1-866-837-2461) F: 1-905-707-6212